                          LAW OFFICES OF THOMAS G. AMON

                          500 Fifth Avenue, Suite 1650
                               New York, NY 10110
                                     -------
                               Tel: (212) 810-2430
                               Fax: (212) 810-2427



FEDERAL EXPRESS

January 11, 2006


Pamela A. Long, Assistant Director
Division of Corporation Finance
United States Securities Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-0404

RE: ALTERNATIVE CONSTRUCTION COMPANY, INC. REGISTRATION STATEMENT, SB-2 FILED ON SEPTEMBER 8, 2005, FILE NO: 333-128191

Dear Ms. Long:

            In response to the Staff's comments letter dated October 5, 2005, The Registrant has prepared answers to the appropriate questions as requested. We are attaching a redlined copy of the SB-2 along with an updated original in order to assist you in expediting your review.

            If you have any further questions please do not hesitate to contact the undersigned at 212-810-2430.

                                Very truly yours,



                                 Thomas G. Amon

Cc:  Michael W. Hawkins
     Chief Executive Officer
     Michael Drogin

Attachments:
     1. Written response to Comments
     2. Redlined SB-2
     3. Amendment No.1 to Form SB-2

                                  ATTACHMENT 1
              RESPONSE TO SEC COMMENT LETTER DATED OCTOBER 5, 2005


GENERAL

1. We have made the revision requested and adjusted the registration fee accordingly.

2. Several changes have been made throughout the Registration Statement to reflect the appropriate response to show predecessor as follows:

            Page 12 - replaced paragraphs

The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c). Our common stock is not traded on any national exchange. In accordance with Rule 457(c), the offering price was determined by the price shares were sold to our shareholders in a private placement memorandum. The price of $.25 is a fixed price at which the selling shareholders may sell their shares until our common stock is quoted on the OTC Bulletin Board at which the shares may be sold at prevailing market prices or privately negotiated prices.

Represents shares of the registrant's common stock being registered for resale that have been issued to the selling shareholders named in this registration statement.

We are not selling any shares of our common stock in this offering and therefore will not receive any proceeds from this offering. Instead, the shares may be offered and sold from time to time by the selling shareholders and/or their registered representatives at a fixed price of $.25 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. As a result of such activities, the selling shareholders may be deemed underwriters as that term is defined in the federal securities laws.

In 2003 and 2004, all of our predecessors' revenues were derived from the sale of our ACTech Panel(TM) in the United States. The primary customers for 2003 were Advanced Construction Group, LLC, Advanced Building Company, Innovative Construction and Doug Bell; combined equaling 48% of total sales. In 2004, the primary customers were Nelson, LC, Enerloc, Sam Kelly and Advanced Building Company; combined equaling 86% of total sales. In 2005, under the new ownership after the acquisition of ACT by ACC in January 2005, we plan to expand our distribution network to include the additional builders of classrooms in Florida and expansion into other states, including but not limited to, Texas, Georgia and California. The worldwide demand on housing and the proclamation by the United Nations Environmental Programme to rebuild differently after the 2004 tsunami will be incorporated into the ACC mission statement of providing worldwide housing material that can be used by skilled and unskilled labor alike.

The following table provides selected consolidated financial and operating data for our predecessor for the year ended December 31, 2004 and 2003:

            Page 13 - replaced "we" with "our predecessor"

In 2004 and 2003, our predecessor did not invest in building the ACTech Panel(TM) brand and infrastructure. Management believes that not spending in these two categories negatively affected the growth of the Company. Marketing expenditures for the year ended December 31, 2004 was $1,258 as compared to $1,610 in 2003.

            Page 14 - replaced "we" with "our predecessor"

For the year ended December 31, 2004, our predecessor reported operating losses of approximately $882,000 and overall losses of approximately $889,000, compared to operating losses of approximately $1,020,000 and overall losses of $1,057,000 for the year ended December 31, 2003.

The Company historically satisfied its operating cash requirements primarily through cash flow from operations and financing from its owners. At December 31, 2004, our predecessor had $38,597 in cash and cash equivalents and $87,703 in net accounts receivable compared to $44,032 and $52,814, respectively, for December 31, 2003.

            Page 16 - replaced one paragraph to change "we" to "our predecessor" and added a second paragraph defining operating requirements for predecessor company and ACC.

For the six months ended June 30, 2005, we reported operating losses of approximately $589,000 and overall losses of approximately $649,000, compared to our predecessor's operating losses of approximately $296,000 and overall losses of $297,000 for the six months ended June 30, 2004.

Post-acquisition (January 21, 2005), the Company has satisfied its operating cash requirements primarily through cash flow from operations, financing and the utilization of funds in exchange for notes payable under various terms and conditions. The Company historically satisfied its operating cash requirements primarily through cash flow from operations and financing from its owners. At June 30, 2005, we had $50,102 in cash and cash equivalents and $602,127 in net accounts receivable compared to $67,520 and $107,567, respectively, for our predecessor at June 30, 2004.

PROSPECTUS SUMMARY, PAGE 6

3. We extracted the previous paragraph and substituted with new paragraph that incorporated ProSteel Builders Corporation.

The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the financial statements and the related notes beginning on page F-1. When we refer in this prospectus to "ACC" or the "Company," "we," "us," and "our," we mean Alternative Construction Company, Inc., a Florida corporation, together with our subsidiary, Alternative Construction Technologies Corporation, a Delaware corporation, ProSteel Builders Corporation, a Florida Corporation, and Universal Safe Structures, Inc., a Florida corporation. This prospectus contains forward-looking statements and information relating to the Company. See Cautionary Note Regarding Forward Looking Statements on page 10.

4. We replaced two paragraphs to disclose the founding date for the Company and each of its subsidiaries. Also we included the purpose of the formation of the Company, as follows:

We are Alternative Construction Company, Inc., a Florida corporation, which was formed in October 2004 for the purpose of conducting any legal business. We are a developer, manufacturer and wholesaler of proprietary structural insulated panels ("SIP"s) for the use in commercial and private construction including multi-story buildings. The ACC SIPs are marketed under the name ACTech Panel(TM). Our SIPs provide the end user with a quality product with extensive independent testing and certifications that is more efficient in building, energy efficient, resistant to mold, mildew, termites and other insects, and proven to withstand high winds and projectiles created by such winds from hurricanes and tornadoes. Other benefits include acoustical advantages and fire retardation. The SIPs can be installed by a seasoned construction professional or, with short training, unskilled labor, both resulting in a superior building structure. The purchasers of the ACTech Panel(TM) are individuals, companies, school districts, government agencies, developers and various international groups.

Our predecessor, Alternative Construction Technologies Corporation, a Delaware corporation ("ACT"), was formed in 1997. It was acquired by ACC effective January 21, 2005. In April 2005, we acquired 80% ownership of Universal Safe Structures, Inc., a Florida corporation formed in April 2005, which is now our operating subsidiary for the sale of the proprietary safe rooms. Also in April 2005, we acquired 80% ownership of ProSteel Builders Corp., a Florida corporation formed in April 2005, which is now our operating subsidiary for commercial and residential development utilizing the ACTech PanelTM.

5. We replaced the chart in the Prospectus Summary to comply with updated financials:

   Statement of Operations Data

                                                        Year                Year                 Nine Months        Nine Months
                                                       Ended                Ended                   Ended              Ended
                                                      December            December                September          September
                                                      31, 2004            31, 2003                30, 2005           30, 2004
                                                      --------            --------                --------           --------

                            Revenue, net             1,161,751               920,156              5,832,377           796,726
                            Gross profit (loss)       (169,816)             (224,702)             1,117,421           (82,775)
                            Loss from operations      (882,270)           (1,019,830)              (501,873)         (511,190)
                            Net loss                  (889,000)           (1,056,536)              (606,132)         (514,533)



     Balance Sheet Data

                                                      December            December               September          September
                                                      31, 2004            31, 2003               30, 2005           30, 2004
                                                      --------            --------               --------           --------

                            Current assets             256,112             260,077              2,118,811            313,652
                            Current liabilities        162,798             235,401              3,689,393            153,796
                            Total assets               913,100             942,791              5,090,869            970,640
                            Long-term debt              85,598              94,770              2,864,217             87,656
                            Stockholders' equity       677,937             707,390                898,980            742,421


THE OFFERING, PAGE 6

6. The "Offering" section of the Prospectus Summary has been changed to reflect the numbers consistent with the balance of the SB-2 filing:

     "Common stock offered by the selling                    Up to 83,000 shares
     shareholders

     Common stock underlying                                    3,886,301 shares
     convertible debentures and stock purchase warrants outstanding as of August 15, 2005"


RISKS FACTORS, PAGE 8

7. Paragraphs with verbiage that reflects specific impact and condition described. Eliminated several paragraphs concerning "there is no assurance", as follows:

We have incurred substantial losses and we have a negative cash flow and a working capital deficit. We have incurred substantial losses since the inception. We had a working capital deficit of approximately $780,000 as of December 31, 2003 and we have incurred negative cash flow from operations. As a result, our auditors have qualified their report on our financial statements for the year ended December 31, 2004 with respect to our ability to continue as a going concern. If we are unable to obtain future financing the daily operations of the company would eventually become strained. The company is dependent on purchasing materials from outside vendors to manufacture its products. Should cash flow not be sufficient to support these relationships, and if additional financing is not available, it would be difficult to cover the operational expenses associated with the company's business.

While the company is currently cash flow positive, we may need significant additional financing to implement our business plan. The current market for steel and foam, key ingredients to our product have recently increased in cost, affecting our abilities to produce enough product to meet demand. If additional funding is required in the future, obtaining such financing is at the sole discretion of numerous third party financial institutions. Therefore, the company cannot predict its ability to obtain future financing or the specific terms associated with such agreements.

8. Changed $687,000 net loss to $607,000, the correct figure, as identified in financial statements:

"We have a limited relevant operating history, and we may not maintain profitability. Our company has had a cumulative net loss from inception of approximately $607,000."

9. We deleted paragraph concerning widespread acceptance of ACTech Panel from Risks Factors.

OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL, PAGE 9

10. Deleted paragraph concerning attracting and retaining key personnel in response to the Staff's comments.

WHERE YOU CAN KIND FIND MORE INFORMATION, PAGE 12

11. Amended the SEC filing number.

In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form SB-2 (File No. 333-128191) under the Securities Act with respect to the securities offered by this prospectus.

12. Deleted portion of paragraph that referenced public reference rooms in Chicago and New York.

These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC's web site, http://www.sec.gov, contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. Information contained on our website should not be considered part of this prospectus.

USE OF PROCEEDS, PAGE 12

13. Included disclaimer that there is no guarantee warrants will ever be exercised.

This prospectus relates to shares of common stock that may be offered and sold from time to time by the selling shareholders. There will be no proceeds to the Company from the sale of shares of common stock in this offering, except upon exercise of the warrants. There are no guarantees that these warrants will ever be exercised. We will bear all expenses incident to the registration of the shares of our common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling shareholders. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 12

14. Extracted previous paragraph and substituted new paragraph which discloses the cost of the acquisitions of Alternative Construction Technologies, Quality Metal Systems, Universal Safe Structures, and ProSteel Builders.

"Alternative Construction Company, Inc. a Florida Corporation ("ACC"), was formed on October 24, 2004. Alternative Construction Technologies Corporation, a Delaware corporation ("ACT"), was formed in 1997 and was acquired by ACC on January 21, 2005 (the "Transaction") for the purchase price of One Million Two Hundred and Fifty Thousand ($1,250,000.00) Dollars. In the Transaction, ACC also acquired certain assets from Quality Metal Systems, LLC, a Florida limited liability company ("QMS"), which was owned by the same owner of ACT for One Million Two Hundred and Fifty Thousand ($1,250,000.00) Dollars. Subsequently, ACC acquired 80% of Universal Safe Structures, Inc., a Florida corporation, to market its Universal Safe Room(TM) for Eight Hundred ($800.00) Dollars , and acquired 80% of ProSteel Builders, Inc., a Florida corporation ("PSB") for Eight Hundred ($800.00) Dollars. After the acquisition of ACT by ACC, the operational and marketing personnel continued employment with the Company."

15. Revised entire Management's Discussion and Analysis of Financial Condition and Result of Operations to reflect changes based upon Staff's comments Nos. 14-27. Included various events, trends, and uncertainties that are most critical to our revenue, financial position, liquidity, plans of operations, and results of operations.

NINE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2004

RESULTS OF OPERATIONS

ACC was incorporated on October 22, 2004. Effective January 21, 2005, ACC acquired ACT and certain assets of QMS. Prior to January 21, 2005, ACC had only immaterial administrative activity. Prior to the acquisition, ACT had operations but, accordingly, the following discussion and analysis of operations is not indicative of future comparisons of ACC as the new ownership projects a different marketing and expansion program as has already been evident in 2005.

Revenues for the nine months ended September 30, 2005 were approximately $5,832,000 as compared to approximately $797,000 for the nine months ended September 30, 2004. These significant increases, amounting to approximately $5,035,000, resulted from the expansion into the classroom marketplace in the State of Florida.

Gross profit / (losses) for the nine months ended September 30, 2005 were approximately $1,177,000 compared to approximately $(83,000) for the corresponding period in 2004. This change in the margins are indicative of the Company under new management in 2005 increasing production levels, negotiating lower material prices and overall better utilization of personnel and equipment compared to 2004. In 2004, the Company was not marketing its products at a level necessary to provide the marketplace with the knowledge of the existence of ACT or bidding on enough projects to facilitate higher revenues. In 2005, the marketing budget expanded thereby increasing the exposure of ACT and its products.

In 2004, the Company did not invest in building the ACTech Panel(TM) brand and infrastructure. Management believes that not spending in these two categories negatively affected the growth of the Company as evidenced by the 2005 change post-acquisition. Marketing expenditures for the nine months ended September 30, 2005 was approximately $191,000 as compared to $0 in 2004.

Salaries and other compensation expenses were approximately $493,000 for the nine months ended September 30, 2005 compared to approximately $275,000 for 2004. This increase is partially due to additional management and support staff as needed for the increase in marketing and production. In 2004, the existing staff was under utilized to the minimal production levels. Professional fees amounted to approximately $390,000 for the nine months ended September 30, 2005 as compared to approximately $26,000 during 2004. Professional fees in 2005 were 23.2% of total operating expenses. This amount was primarily due to accounting and consulting expenses associated with production. Cash procurement fees of approximately $456,000 were incurred as the Company contracted for additional working capital. General and administrative expenses, consisting of rent and occupancy costs, communications, cash procurement fees and other expenses related to operations amounted to approximately $1,679,000 for the nine months ended September 30, 2005. General and administrative expenses for 2004 amounted to approximately $428,000. The increase for 2005 over 2004 reflects several factors, primarily the increase in marketing and payroll costs, due to the new management in 2005 expanding its marketing efforts thereby increasing production which required more support staff and the fees associated with raising working capital.

For the nine months ended September 30, 2005, we reported operating losses of approximately $502,000 and overall losses of approximately $606,000, compared to our predecessor's operating losses of approximately $511,000 and overall losses of $515,000 for the nine months ended September 30, 2004.

Post-acquisition (January 21, 2005), the Company has satisfied its operating cash requirements primarily through cash flow from operations, financing and the utilization of funds in exchange for notes payable under various terms and conditions. The Company historically satisfied its operating cash requirements primarily through cash flow from operations and financing from its owners. At September 30, 2005, we had approximately $107,000 in cash and cash equivalents and approximately $917,000 in net accounts receivable compared to approximately $53,000 and approximately $121,000, respectively, for our predecessor at September 30, 2004.

Losses per common share were $.10 for the nine months ended September 30, 2005, as compared with $1.03 for the nine months ended September 30, 2004 as a result of the foregoing discussion.

16. We rewrote the section to include greater detail on reasons for changes in results of operations and financial conditions.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

RESULTS OF OPERATIONS

ACC was incorporated on October 22, 2004. Effective January 21, 2005, ACC acquired ACT and certain assets of QMS. Prior to January 21, 2005, ACC had only immaterial administrative activity. Prior to the acquisition, ACT had operations but, accordingly, the following discussion and analysis of operations is not indicative of future comparisons of ACC as the new ownership projects a different marketing and expansion program as has already been evident in 2005.

Revenues for the year ended December 31, 2004 were approximately $1,162,000 as compared to approximately $920,000 for the year ended December 31, 2003. These significant increases, amounting to approximately 26% or $242,000, resulted from the expansion into the classroom marketplace in the State of Florida.

Gross losses for the year ended December 31, 2004 were approximately $(170,000) compared to approximately $(225,000) for the corresponding period in 2003. The decrease in the amount of the loss is primarily due to higher revenues. These margins are indicative of the Company not being in production at a level to maximize discounts, labor and the applicable manufacturing equipment depreciation. The Company was not marketing its products at a level necessary to provide the marketplace with the knowledge of the existence of ACT or bidding on enough projects to facilitate higher revenues.

In 2004 and 2003, our predecessor did not invest in building the ACTech Panel-brand and infrastructure based on decisions by prior ownership. The Company did not employ marketing professionals, either internally or externally, that would have the ability to successfully market the product beyond the current revenue levels. Current management believes that not spending in these two categories negatively affected the growth of the Company. Marketing expenditures for the year ended December 31, 2004 was $1,258 as compared to $1,610 in 2003. The previous owner of the Company focused the cash flow towards research and development and was never able to implement a marketing plan therefore not providing the Company with the necessary growth to provide positive cash flow and profits.

Salaries and other compensation expenses were approximately $536,000 (46% of revenue) for the year ended December 31, 2004 compared to approximately $646,000 (70% of revenue) for 2003. This decrease is due to not maintaining production line staff in 2004 whereas office staff was utilized for production work in 2004. This decision was based on the economics of production line staff working on actual product less than 25% of the year. Due to the automation of the production line, the office staff including technical workers; were trained to run the production line. Professional fees amounted to approximately $46,000 (4% of revenue) for the year ended December 31, 2004 as compared to approximately $70,000 (8% of revenue) during 2003. The decrease of $24,000 or 34% was primarily due to the need for outside professionals working on the development of the product. Professional fees in 2004 were 6.5% of total operating expenses. This amount was primarily due to legal, accounting and consulting expenses. General and administrative expenses, consisting of rent and occupancy costs, communications and other expenses related to operations amounted to approximately $657,000 (57% of revenue) for the year ended December 31, 2004. General and administrative expenses for 2003 amounted to approximately $687,000 (75% of revenue). The decrease for 2004 over 2003 of approximately $30,000 or 4%, reflects several factors, primarily the reduction in payroll costs due to not having separate manufacturing line employees 2004.

For the year ended December 31, 2004, our predecessor reported operating losses of approximately $882,000 and overall losses of approximately $889,000, compared to operating losses of approximately $1,020,000 and overall losses of $1,057,000 for the year ended December 31, 2003. The decrease of approximately $138,000 or 14%, in the operating loss and approximately $1 68,000 or 16%, was primarily due to increased revenues offset by the reduction of labor costs in 2004 compared to 2003.

CASH AND SOURCES OF LIQUIDITY, PAGE 14

17. We deleted the paragraph and added four additional paragraphs to disclose the principal terms of credit facilities.

For the past twelve months, operations have been financed by loans from management, placement of equity and debt financing. We have secured Two Million Five Hundred Sixty-Five Thousand One Hundred and Forty-Five ($2,565,145) Dollars in Short-Term Debt and Five Hundred Twenty-One Thousand Seven Hundred and Eleven ($521,711) Dollars in Long-Term Debt.

As of September 30, 2005, the Short-Term debt balance of Two Million Three Hundred Eighty-Three Thousand Six Hundred and Twenty-One ($2,383,621) Dollars consisted of One Million Six Hundred Fifteen Thousand One Hundred and Forty-Five ($1,615,145) Dollars that will be converted to equity as part of this filing.

On November 1, 2004 the Company entered into a Revolving Credit Agreement with the Avante Holding Group, Inc., for up to Five Hundred Thousand ($500,000.00) Dollars for a period of one year, with an automatic one year extension. Interest is earned at Prime Rate plus four percent. We maintain more than Nine Hundred and Fifty Thousand ($950,000) Dollars in credit lines with various vendors who supply raw materials on a Net 30 basis.

We also secured Accounts Receivable financing with The Hamilton Group (Delaware), Inc., a Delaware Corporation. Upon satisfactory completion of a credit review of our customers, The Hamilton Group will fund eighty percent (80%) of the outstanding accounts receivables in order to provide cash flow. The Company pays a daily percentage of 0.133% for all funds factored by The Hamilton Group.

18. We deleted the paragraph and replaced with new paragraph that states company is not planning any future financing currently, but defines policies and procedures that ensure company financial success through A/R terms, policies, and additional debt if required.

The Company projects that future liquidity and capital requirements will be provided by operations, debt and equity sources. Such financing will depend on a number of factors, including the timing and extent of expanded market acceptance of its products, continued developing and testing of advancements in the ACTech Panel(TM) and related products and intellectual property protection. As part of projected growth, we require 50% down payment on all orders for first time customers with the remaining portion due and payable upon delivery of product. This measure ensures we can sustain our current growth without requiring vast amounts of financing and capital. We are currently not seeking any additional debt or equity capital as we are cash flow positive. In the event of future growth higher than expected, we recognize that according to the Almanac of Business and Industrial Ratios, a Company within our industry should be able to support a debt ratio of .53, which based upon the September 30, 2005, we should be able to sustain $4.0 million in debt financing. As such, when and if needed, we will first attempt to acquire debt through our various banking institutions prior to the raising of equity capital.

CRITICAL ACCOUNTING POLICIES, PAGE 14

19. No Value was assigned to these assets.

NINE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO THE NINE MONTHS ENDED JUNE 30, 2004, PAGE 16

20. Answered as part of 15, 16, and 17. Discussed marketing budget to include trade shows, public announcements, etc... Added paragraph on marketing.

The Alternative Construction Company marketing efforts are based on both push and pull strategies. The push strategy is the more predominant at this time. The ACC push strategy utilizes internal sales agents (3), outside sales consultants
(1) and distributors (3). These three components of the push strategy utilize the company web site, brochures, fact sheets, product samples and corporate videos or PowerPoint presentations to inform and educate prospective buyers of the features and benefits of the ACTech panel. These members of the push strategy direct their efforts toward builder/developers, commercial builders, residential builders and individual consumers. Additionally, through a recent presentation to the United Nations and various relationships developed there, the Company pursues international sales through its international business development department. The current pull strategy utilizes various Internet advertising techniques, primarily pay for click advertising, spot advertising, media hits and trade shows to attract sales leads and hands those sales leads over to the push strategy member most suited to contact the prospect.

21. Answered as part of 15, 16, and 17. Discussed the increase in consulting and professional fees, to include accounting, legal, and Avante Holding Group, Inc. Consulting Agreement.

22. Answered as part of 15, 16, and 17. Defined the cash procurment fees as Accounts Receivable factoring, cost of raising additional debt capital, and payment under terms of the Avante Investment Banking Agreement.

23. Answered as part of 15, 16, and 17. Defined the cash procurement fees as Accounts Receivable factoring, cost of raising additional debt capital, and payment under terms of the Avante Investment Banking Agreement.

CASH AND SOURCES OF LIQUIDITY, PAGE 16

24. Added paragraph detailing the revolving credit agreement with management.

For the past nine months, operations have been financed by loans from management, placement of equity and debt financing. The Company entered into a Line of Credit with Avante Holding Group, Inc. for $500,000. The terms of the Agreement includes interest at the rate of prime plus 4%. The Agreement terminates on October 31, 2006 with an available extension of one year at the discretion of the Lender.

25. Change wording to show two credit line agreements with Net 30 terms.

We maintain an $800,000 credit line with two primary vendors ($500,000 and $300,000) who supply raw materials. The terms of payment for both credit lines are Net 30.

26. We deleted the paragraph and replaced with new paragraph that states company is not planning any future financing currently, but defines policies and procedures that ensure company financial success through A/R terms, policies, and additional debt if required.

The Company projects that future liquidity and capital requirements will be provided by operations, debt and equity sources. Such financing will depend on a number of factors, including the timing and extent of expanded market acceptance of its products, continued developing and testing of advancements in the ACTech Panel(TM) and related products and intellectual property protection. As part of projected growth, we require 50% down payment on all orders for first time customers with the remaining portion due and payable upon delivery of product. This measure ensures we can sustain our current growth without requiring vast amounts of financing and capital. We are currently not seeking any additional debt or equity capital as we are cash flow positive. In the event of future growth higher than expected, we recognize that according to the Almanac of Business and Industrial Ratios, a Company within our industry should be able to support a debt ratio of .53, which based upon the June 30, 2005, we should be able to sustain $2.3 million in debt financing. As such, with the acknowledgement that debt financing is contingent on many factors, when and if needed, we will first attempt to acquire debt through our various banking institutions prior to the raising of equity capital.

CRITICAL ACCOUNTING POLICIES, PAGE 17

27. The repeat of the critical Accounting Policies was due to the firs one in a comparison of 2004 and 2003 and the second one for the comparison period of June 30, 2005 compared to June 30, 2004. There are several sections in the comparisons that are similar or repeated in the Management's Discussion and Analysis of Financial Conditions and Results of Operations.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 17

28. Paragraph was deleted and replaced explaining the process ACC has engaged to obtain status on the Pink Sheets or OTCBB. We removed any wording which appears to imply the shares will be publicly quoted.

There were 72 record holders of the Company's common stock as of August 15, 2005. The Company's shares are not currently traded in any recognized public forum. Park Financial Group, Orlando, Florida has elected to sponsor our securities on the Pink Sheets and/or OTC Bulletin Board. Park Financial submitted an application to the NASD receiving comments on October 5, 2005. The NASD reference number is 20050026748.

DESCRIPTION OF BUSINESS OVERVIEW, PAGE 18

29. Modified paragraph to remove claims of "leader" and "forefront". Also modified paragraph under Product and Services clarifying that SIPs are at the "forefront" of "green" technology.

Alternative Construction Company, Inc. produces patented, galvanized-steel, interlocking Structural Insulated Panels (SIPs) that are used in all facets of the construction industry. The company's panel systems are used as an alternative to conventional materials such as lumber and bricks and are considered "green" building technology. Industry research and testing has demonstrated that SIPs are superior to frame and block construction materials due to: superior strength and load characteristics, superior wind ratings, superior R-factor and insulation, labor costs, reduced construction labor costs, speed and ease of construction and resistance capabilities to fire, moisture, mold and insects. The Company also manufactures patented in-house safe rooms used for the protection of loved ones and valuables in the event of weather disasters or home intrusions

 The ACTech Panel(TM) is a patented SIP that has undergone extensive testing performed by independent laboratories and agencies. The SIP is composed of steel, both 26 and 20 gauges, as the outer skins of the wall with the calculated injection of formulated foam serving as the insulation. The ACTech Panels(TM) are environmentally friendly, sustainable and fully recyclable. They are used as cost effective, energy efficient and disaster tolerant alternative to conventional building materials. They allow for rapid building, both by skilled and unskilled labor. Additionally, SIPs are at the forefront of the "green" building industry

30. We added a new paragraph to discuss our industry testing and research by identifying the testing agencies.

The ACTech Panel(TM) has undergone extensive testing by various independent accredited agencies, such as RADCO, Inc., Omega Point Laboratories, Inc. and Hurricane Engineering & Testing, Inc. These tests were commissioned by the company in 1999 through 2004 as required by the company's ongoing quality control program in support of the manufacturing of our product. The overview for all applicable testing can be viewed by the public at the company's website www.actechpanel.com

31. We replaced the sentence stating "significant portion" with sentence that defines the percentages of revenue based upon the various product categories.

The Company's products are used in the construction of affordable housing, high-end elegant homes, modular housing, commercial buildings, modular portable classrooms and safe rooms, among others. In 2004, those markets accounted 9.0%, 1.1%, 5.2%, 21.4%, 63.02% and 0.3%, respectively.

32. The paragraph was replaced to explain international residential business development, to include foreign countries where product has been sold in the past.

During 2005 after the acquisition of ACT by ACC, we began expanding our marketing efforts on expanded school classroom production, other governmental uses, international and domestic residential. On May 22, 2005, the Company conducted a presentation at the United Nations, sponsored by the United Nations Environment Program (UNEP), where it presented its product and solutions for the development of low-income housing. Since the presentation we have continued to develop international relationships with various countries. We currently have panels being demonstrated in Mexico, Canada, Turkey, Columbia, Guyana, Barbados, Jamaica, Belize, and Kazakhstan.

33. This paragraph was modified to clarify the sales pipeline and to remove "significant" from the verbiage.

The Company and/or its predecessor have produced SIPs for nine years. The predecessor company focused resources upon research and development, endorsements, and product testing and quality control matters, as opposed to sales and marketing related efforts. This is evidenced by static total sales and no material marketing expenditures in years 2004 and 2003. The Company has re-focused resources upon sales and marketing initiatives, building distributor relationships, joint ventures, partnerships with international strategic alliances, customer service, and operating, production and delivery efficiencies. In light of this transition, the Company has improved its sales outlook from two active customers and zero prospects to several customers and a sales pipeline consisting of ten (10) customers where we are the Vendor of Choice, more than ten (10) customers where we have qualified ourselves as competing within the Best of Few Vendors, and more than twenty (20) customers in which we have entered into negotiations for potential sales.

PRODUCTS AND SERVICES, PAGE 19

34. We modified the paragraph to define off-gassing and R-Factor ratings, and we added Florida product approval certification.

The primary characteristics of the ACTech Panel(TM) are strength and load characteristics, wind ratings up to 146 miles per hour, R-factor (R- factor is a measurement of the insulating properties of a given material), non-combustible, reduced labor costs and build time, no measurable off-gassing (refers to certain toxic emissions from a given product or material that used chemicals in its manufacturing process), speed and ease of assembly, acoustical excellence, moisture, mold and insect resistant and reduction in heating and air conditioning costs of up 30-50%. The ACTech panel's has achieved the ability to meet or exceed specific hurricane related building codes levied by Miami-Dade County Florida and maintains Florida product approval. Independent projectile testing verifies that the ACTech Panel(TM) system's superiority to competitive products.

35. We replaced the paragraph disclosing percentages of revenue for each end-user market.

The Company's products are used in the construction of affordable housing, high-end elegant homes, modular housing, commercial buildings, modular portable classrooms and safe rooms, among others. In 2004, those markets accounted 9.0%, 1.1%, 5.2%, 21.4%, 63.02% and 0.3%, respectively.

SAFE ROOMS, PAGE 19

36. We replaced the existing paragraph with two paragraphs defining the percentage of Safe Room sales.

Outside of the typical residential applications, commercial buildings, schools and other places where people gather would be logical for the installation of a safe room to protect against intruders, winds and other forms of natural disasters.

In 2004, the Company sold one safe room (0.26% of total sales) as there were no marketing efforts concentrating on this sector of the business. In 2005, the Company has continued with 100% of its focus on the sale of the ACTech Panel(TM). The Company projects a marketing campaign to be established in 2006 for the Universal Safe Room(TM).

CONSTRUCTION SERVICES, PAGE 19

37. We replaced sentence in paragraph to define construction work of ProSteel as a builder of commercial and residential buildings utilizing the ACTech Panel.

ProSteel Builders Corporation ("ProSteel"), a subsidiary of the Company, builds commercial and residential buildings utilizing the ACTech PanelTM.

38. We removed language concerning use of panels on an exclusive basis. Ensured ownership percentage reflected actual percentages and is consistent throughout SB-2. Identified Agreement between ProSteel and Advanced Construction Partners, and attached as exhibit.

 ProSteel is owned 80% by ACC and 20% by Avante Holding Group, Inc. ("Avante"). ProSteel has entered into a Management Agreement with Alternative Construction Partners, LLC ("ACP") to manage the day-to-day operations of ProSteel. ACP, through its members, has more than 20 years experience in the construction industry and has been building facilities with the ACTech PanelTM for more than five years.

RESEARCH AND DEVELOPMENT, PAGE 19

39. We added paragraph and bullets identifying specific certification in response to the Staff's comment.

Our company has obtained the following certifications in relation to our product.

1. Florida - Product Approval for Factory Build Schools
2. Certificate of Compliance - Structural Insulated Metal Panel Product is manufactured in accordance with the Florida Building Code 2004 and Chapter 9B-72 Department of Community Affairs - Florida Building Commission
3. Georgia Department of Community Affairs - Industrialized Buildings Component Systems Approval No. 90250-C
4. HUD approval in thirteen states
5. Miami Fenestration Lab

40. Added a paragraph concerning future intentions on research and development in general terms. We feel that further discussion or breakdown of these strategic plans would potentially and materially breach the fiduciary responsibilities to our shareholders.

We recognize that the Company is currently essentially a "one-product" company and as such, management has a responsibility to develop new and improved ways of utilizing our products in expanding the markets we compete in. The first step in the company's product expansion is the development of a roof panel.

41. The paragraph referencing the different marketplaces of the safe room was deleted.

REGULATORY MATTERS, PAGE 20

42. Modified paragraph to discuss state and federal compliance and certification.

 Our business is subject to federal and state laws and regulations adopted to protect the builders and end users of residential and commercial construction. To this end, the regulation of the use of the ACTech Panel (TM) is completed by state or local building officials responsible for Building Code relevant to the area in which our product is being utilized. In Florida, we obtained state wide product approval so our product may be readily available to builders and other vendors. We are currently in the process of obtaining ICC certification. This certification is considered the industry standard relevant to our business and will enable our product to be used in any state throughout the country. Our company maintains a strong compliance program in support of all products. The cost of this program annually runs at Two Hundred and Fifty Thousand ($250,000) Dollars per year plus filing and certification fees and other miscellaneous charges as applicable. As stated above in the Research and Development discussion, the Company has undergone and been approved by various regulatory and independent groups and agencies. The Miami Fenestration Lab which verifies meeting the stringent Miami-Dade code for construction to meet wind resistant requirements, has tested and approved the ACTech Panel(TM), giving it a significant edge of typical concrete block or wood construction, both inferior in withstanding the winds related to hurricanes and tornadoes.

PATENTS AND TRADEMARKS, PAGE 20

43. Modified paragraph to remove comments about economical basis of competition and identified how management believes our patents protects the company from continuous form feed processes.

The Company maintains three patents. The first Patent, 5,373678, was issued in 1994 for a "structural wall apparatus" with an "...intermediate insulating core of foamed polymer", "at least one interlocking edge..." and "...an elongated reinforcing member strengthening flange...". This patent covers our structural insulated panel with "S" shaped fastened stiffener. The second, Patent 5,827,458, covers the continuous method of making structural foam panels. This patent covers and defines our manufacturing process including the de-coiling of our galvanized steel skins and stiffeners, straighteners for threading and attaching the stiffeners to the skins, roll formers for shaping both skins and stiffeners into structural shape, a foam injector, a foam conveyor, a curing oven, a cut-off saw and the computer that controls the saw. This patent was issued in 1998 and prevents competition from manufacturing, via continuous feed, a panel that introduces any structural reinforcing strip and, essentially, precludes competition insofar as no other manufacturer can utilize the protected process to manufacture such products in a continuous form feed without infringing on our patent. The third Patent, 6,438,906, pertains to the production of the Company's in-house Safe Rooms used for protection from natural disasters or home intrusions. The company's continuous manufacturing process patent is also filed internationally in Argentina, Bahamas, Brazil, Canada, China, Colombia, Poland and Russia.

PRODUCT DISTRIBUTION AND CUSTOMERS, PAGE 20

44. We identified the companies with which we have distribution agreements.

The Company currently maintains distribution agreements with Alternative Construction Options, LLC, a Georgia Limited Liability Company, International Construction Technologies, LLC, a Delaware Limited Liability Company, and Southern Building Systems, a Louisiana Corporation and a customer base of more than ten clients. As of June 2005, more than 85% of the company's current year's business was from Nelson, LC in Orlando, Florida, SouthEast Modular in Leesburg, Florida, and New Century Structures, Inc., in Orlando, Florida that built and sold modular classroom facilities within the State of Florida. Ultimately, each of the three companies had an arrangement with Mobile Modular, a subsidiary of McGrath Rental Corp (NYSE: MGRC), whereby they sold the completed building to Mobile Modular who leased them to various counties and agencies within the Florida Department of Education. The Company currently produces, for these three companies, product based upon Purchase Orders submitted two weeks in advance of their expected delivery date. The Company has committed resources to the fulfillment of these expected Purchase Orders at least two months a head of production schedule. The Company may witness significant declines in revenue should the three customers go out of business or seek product from competitive sources. We do not have any long term contracts with these three companies.

45. We identified the Company's three major customers. Answer identified in paragraph inserted in response to Comment No. 44.

46. Added sentence to define the material terms of the agreement with International Construction Technologies, Inc., and removed any mention of Global Resources and Solutions Corporation as no written agreement is in existence at this time.

Under the terms of this agreement, ICT is granted exclusive rights to any country where ICT delivers a valid order for panels and maintains certain levels of annual orders.

47. Added sentence to define material terms of agreement between ProSteel Builders and Alternative Construction Partners.

Under the terms of the Agreement ProSteel provides cash flow for ACP as needed on a monthly basis, and splits net profit on a quarterly basis under a 50/50 profit sharing formula.

48. Modified paragraph to identify number and types of sales force personnel and consultants that are currently working on behalf of the company.

The Company maintains an active sales force in the commercial and residential building industry in Florida, Georgia, Tennessee, and Texas. The company employees, three fulltime sales personnel as part of its current staff. In addition to this, the company has entered into Sales Agreements with six companies/individuals whereby they are compensated on a commission basis for all sales.

49. We modified paragraph to disclose that we have not entered into any agreements directly with any foreign countries. Also explained exclusive rights of distribution and defined the terms for obtaining and maintaining such exclusive rights.

The Company is currently scheduled to attend five major trade shows over the next twelve month period where it will attempt to grow its customer base and market share through education and product awareness. The Company maintains no geographical distribution agreements within the United States, as each distributor is authorized to sale the Company's product anywhere within the United States. The Company has entered into agreements granting the distributor exclusive rights of distribution of our panels to foreign countries in which the distributor obtains an initial order and continuously meets an annual quota of a minimum of 100,000 square feet of panels sold per year per customer in that country. Each agreement maintains specific milestones in product sales that must be achieved on an annual basis throughout the term of the agreement in order to continue to enjoy exclusive rights. We have not entered into any agreements with foreign countries directly.

50. We replaced existing paragraph removing reference to prohibitive cost associated with international distribution.

The Company has expanded its customer base and has recently begun negotiating with several governments and international privately owned companies to export its product. The Company presented its product and solution for assisting in the World Housing shortfalls at the United Nations under invitation by the United Nations Environmental Program (UNEP) in May 2005. Subsequently, the Company has entered into a distribution and sales agreement with International Construction Technologies, Inc (ICT), a Washington D.C. based company to distribute our product. Under the terms of this agreement, ICT is granted exclusive rights to any country where it delivers a valid order for panels and maintains certain levels of annual orders.

COMPETITION, PAGE 21

51. We eliminated sentence that testing translates to a dominant position in the market.

The structural insulated panel ("SIP") industry has variations in the manufacturing of SIPs. The Company manufactures its SIPs with steel skins and injected foam as the insulation. Other manufacturers utilize the variations of the steel and foam, wood skins with foam injection, and other various methods of producing alternative building materials.

52. We modified paragraph to remove environmental discussion and the claim to "green".

The structural insulated panel ("SIP") industry has variations in the manufacturing of SIPs. The Company manufactures its SIPs with steel skins and injected foam as the insulation. Other manufacturers utilize the variations of the steel and foam, wood skins with foam injection, and other various methods of producing alternative building materials. In addition, the missile projectile study completed by Texas Tech University demonstrates the strength of our panels against sustained winds caused by hurricanes and tornadoes.

53. Deleted paragraph in reference to "one competitor".

54. Every year, school districts release new Requests for Proposals that range from 200 to 600 units each. ACC began 2005 with business only in the Educational Field and with one customer. The risk associated with this model prompted Management to take swift and decisive action. ACC now courts four customers that build modular classrooms and has grown the business in Florida and Louisiana. ACC has established a presence in the State of Texas opening an office in San Antonio, Texas. The Company's Vice President of Sales is currently located in Texas where he is marketing our product to classroom industry, and other commercial and residential opportunities. We have entered into Sales Agreements with Bill Carter, a former local State Respresentative and Guinella Gillespie to help introduce the classroom market there. Individuals are paid on a commission basis for square foot of panel sold. The terms of the agreements are for two years. Based upon projected orders forecast from SouthEast Modular, Nelson LC, and New Century Structures, Inc., ACC has projected a conservative 30% annual growth in the educational market, representing just 1.3% of the Florida educational capital improvement budget over the next five years. As outlined in the Florida K-12 5 Years Work Plan, and the Florida CC and SUS Capital Improvements, the projected needs for classrooms in the next five years exceeds $25 billion in cost. ACC projected sales for panels to be utilized to build facilities purchased under the Educational Facilities Budget in 2005 represent 1.2% of the 2004 and 2005 K-20 Fixed Outlay Budget approved by the Florida State Legislature.

MARKETING, PAGE 21

55. We added an explanation of Texas marketing and identified who we have under contract to assist us in developing a Texas market.

Every year, school districts release new Requests for Proposals that range from 200 to 600 units each. ACC began 2005 with business only in the Educational Field and with one customer. The risk associated with this model prompted Management to take swift and decisive action. ACC now courts four customers that build modular classrooms and has grown the business in Florida and Louisiana. ACC has established a presence in the State of Texas opening an office in San Antonio, Texas. The Company's Vice President of Sales is currently located in Texas where he is marketing our product to classroom industry, and other commercial and residential opportunities. We have entered into Sales Agreements with Bill Carter, a former local State Respresentative and Guinella Gillespie to help introduce the classroom market there. Individuals are paid on a commission basis for square foot of panel sold. The terms of the agreements are for two years. Based upon projected orders forecast from SouthEast Modular, Nelson LC, and New Century Structures, Inc., ACC has projected a conservative 30% annual growth in the educational market, representing just 1.3% of the Florida educational capital improvement budget over the next five years. As outlined in the Florida K-12 5 Years Work Plan, and the Florida CC and SUS Capital Improvements, the projected needs for classrooms in the next five years exceeds $25 billion in cost. ACC projected sales for panels to be utilized to build facilities purchased under the Educational Facilities Budget in 2005 represent 1.2% of the 2004 and 2005 K-20 Fixed Outlay Budget approved by the Florida State Legislature.

56. The paragraph was modified to identify the basis for claims in sales growth.

Every year, school districts release new Requests for Proposals that range from 200 to 600 units each. ACC began 2005 with business only in the Educational Field and with one customer. The risk associated with this model prompted Management to take swift and decisive action. ACC now courts four customers that build modular classrooms and has grown the business in Florida and Louisiana. ACC has established a presence in the State of Texas opening an office in San Antonio, Texas. The Company's Vice President of Sales is currently located in Texas where he is marketing our product to classroom industry, and other commercial and residential opportunities. We have entered into Sales Agreements with Bill Carter, a former local State Respresentative and Guinella Gillespie to help introduce the classroom market there. Individuals are paid on a commission basis for square foot of panel sold. The terms of the agreements are for two years. Based upon projected orders forecast from SouthEast Modular, Nelson LC, and New Century Structures, Inc., ACC has projected a conservative 30% annual growth in the educational market, representing just 1.3% of the Florida educational capital improvement budget over the next five years. As outlined in the Florida K-12 5 Years Work Plan, and the Florida CC and SUS Capital Improvements, the projected needs for classrooms in the next five years exceeds $25 billion in cost. ACC projected sales for panels to be utilized to build facilities purchased under the Educational Facilities Budget in 2005 represent 1.2% of the 2004 and 2005 K-20 Fixed Outlay Budget approved by the Florida State Legislature.

57. We modified this paragraph to update the status of Republic of Chad and we added Republic of Kazakhstan. We disclosed that all other communications with foreign entities are still under the qualifying process.

Based upon responses from ACC's presentation at the United Nations and further negotiations and introductions by its foreign distributors, ACC is currently in negotiations with several foreign country's governments and/or private companies looking to provide rapid growth solutions, while securing its prompt and advance payments through U.S. banking representatives. Unless otherwise stated in this Prospectus, the company is currently in the process of qualifying the potential opportunities at this time. We will be sending representatives to homes in Kazakhstan in October to provide oversight during the installation of its first two houses built with our panels. ACC has entered into an Letter of Understanding, in conjunction with International Construction Technologies, LLC, with the Republic of Chad for the building of 1,000 homes in its country. The overall cost for these homes represents $17M in revenue. The government of Chad is expected to deliver its initial PO to ACC by March 31, 2005, with mass shipments beginning in April 2006. The Republic of Chad desires to build 5,000 homes a year for the next 20 years. ACC will conservatively manage its international growth. The markets are ripe for rapid growth, but must be maintained and developed cautiously and correctly.

MANAGEMENT, PAGE 22

58. We replaced the paragraph with updated biography to show duties over past five years. Disclosed that Mr. Hawkins has never served as an officer or director of a publicly traded company. In addition, an updated biography has been attached.

Since 1997, Mr. Hawkins has served as the Founder and CEO of Avante Holding Group, Inc. (also known as 2Play Corporation and MWH Information) which helps innovators, entrepreneurs and startups with all facets of their development and growth. Mr. Hawkins, through delegation of proxies, controls more than 50% of the Avante stock. He has assisted in the development, funding and transition to public venue for six small-cap companies. He has served at the capacity of Chairman of the Board, Director or as a senior level officer of many other start-up and early stage corporations. Mr. Hawkins has never and currently does not serve as an Officer or Director on any publicly trade companies. In 1999, Mr. Hawkins served as Chief Financial Officer of Florida Tan and raised $15 million in equity capital through Private Placement. Prior to this, he was the Technical Manager for Norrell Services where he served in the capacity of Human Resource Manager for Boeing Corporation, under the Delta IV Rocket Program. In 2001, Mr. Hawkins acquired ownership of Integrity Messenger Corporation where he developed and procured an instant messenger service. Mr. Hawkins resigned his position as Director and President in January 2004. Mr. Hawkins, through Avante Holding Group, Inc, maintains 87.9% ownership of Integrity Messenger Corporation. Under the services of Banyan Capital Partners and Sargon Capital, Inc., Mr. Hawkins assisted SinoFresh Healthcare, Inc., in securing funding through its "C" and "D" rounds of private funding and provided administrative oversight during a reverse merger into a publicly held company in October 2003. Mr. Hawkins holds a BS in Computer Studies from the University of Maryland.

Mr. Rodriguez was the Chief Financial Officer for SinoFresh HealthCare, Inc., when it completed a reverse merger and became a public company in September 2003. Mr. Rodriguez resigned as the CFO on January 1, 2004.

EXECUTIVE COMPENSATION, PAGE 24

59. We replaced the existing compensation table and created footnotes to relationship of Mr. Hawkins and Mr. Rodriguez as fulfilling duties as consultants.

                           SUMMARY COMPENSATION TABLE

                                                                                                         LONG TERM
                          ANNUAL COMPENSATION(1)                                                    COMPENSATION AWARDS
     NAME AND PRINCIPAL              FISCAL                                                SECURITIES               ALL OTHER
          POSITION                    YEAR                  SALARY          BONUS       UNDERLYING OPTIONS       COMPENSATION (2)
Paul Janssens                       12/31/05              $        0          -
Chairman and Chief                  12/31/04              $  150,388          -                -0-                 $  14,744
Executive Officer                   12/31/03              $   28,362          -                -0-                 $   1,000

 (1) The amounts reflected in the above table do not include any amounts for perquisites and other personal benefits extended to the Named Executive Officer.
 (2) Complete

Employment Agreements

    Following the acquisition, ACC brought in its own management staff while retaining two members of the ACT management, Charles Young and Joseph Deming.

    In April 2005, our board of directors appointed Michael W. Hawkins as our Chief Executive Officer. Mr. Hawkins is not an employee of the Company and is not compensated for this position but is compensated under a consulting agreement for services other than those of Chief Executive Officer.

    In January 2005, our board of directors appointed Steves Rodriguez as our Chief Financial Officer and Treasurer. Mr. Rodriguez serves under a consulting agreement and is not an employee of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 25

60. We added paragraph to define all related party transactions and to identify the total dollar amount of those transactions.

  ACC contracted with Avante Holding Group, Inc. (Avante) for certain investment banking and consulting services to be provided pursuant to five agreements between ACC and Avante. The five agreements are: Exclusive Investment Banking Services Agreement, Consulting Agreement, Revolving Credit Agreement, Sales Commission Agreement and the Compliance Consulting Agreement. Avante is affiliated with Michael Hawkins who is a shareholder of ACC. The Company's auditors and legal counsel have reviewed the agreements verifying that this transaction is fair and was conducted at arms-length. For the six months ended June 30, 2005, the value of transactions between the Company and Avante are approximately $605,000.

61. We added five paragraphs to define the services and consideration paid for providing those services of Avante Holding Group, Inc., in response to the Staff's comments.

     The scope of the Exclusive Investment Banking Services Agreement between the Company and Avante provides "... services including the merger of the Company with or into another entity, or the sale of part or all of the Company's fixed, technology or intangible assets including the Company's IT product(s), its website and any related systems.". The Agreement compensates Avante using the Double Lehman Formula (10% of the first million, 8% of the second million, 6% of the third million, 4% of the fourth million and 2% for all amounts over $4 million) for all transactions. Additionally, the Agreement provides a fixed 2% expense account for out-of-pocket expenses to be paid in conjunction with the stated Transaction Fees.

     The Consulting Agreement between the Company and Avante provides the Company with a Vice President of Finance. The monthly fee is $8,000 under a term of three years commencing October 24, 2004 with a renewable three-year term. If the Company meets certain revenue and/or profitability levels, the Agreement provides a bonus structure.

  The Revolving Credit Agreement between the Company and Avante provides the Company with a $500,000 line of credit with interest at the rate of prime plus 4%. The term of the Agreement is from November 1, 2004 through October 31, 2005. The lender can extend the Agreement for one year at its option.

     The Sales Commission Agreement between the Company and Avante provides Avante with a commission of $.10 per square foot for any sales of ACTech Panels(TM) and/or any other affiliate's product and/or services. The term of the Agreement is for five years with two automatic renewable terms of five years each effective January 20, 2005.

     The Compliance Consulting Agreement between the Company and Avante provides the Company with specialized corporate compliance in regards to the Company's product(s) and the required regulatory issues and other areas construed as compliance. The monthly fee for said services is $20,833.33 per month for a three-year period with one automatically renewable three-year term. The Agreement has various rate increase clauses and a clause for the conversion of fees to the stock of the Company. This Agreement was effective August 1, 2005.

SELLING SHAREHOLDERS, PAGE 26

62. We added a sentence to footnote of shareholder list, disclosing how shares were obtained by selling shareholders.

All selling shareholders, other than debt conversion [consisting of Avante Holding Group, Inc (122,360 shares), Paul Janssens (200,000 shares), James Beshara (332,388), Steves Rodriguez (7,548), and Willis Kilpatrick (210,290)] and warrant holders, were issued shares as part of founders stock.

63. We added four paragraphs to disclose past and present material relationships between selling shareholders and Mr. Hawkins.

Christian Rishel, J. Jason Dieterle, and Jayson Benoit are current minority shareholders of Avante Holding Group, Inc., and/or hold officer positions within Avante Holding Group, Inc.

Leigh Gerke, Anthony Francel, Bruce Harmon and Gina Bennett are current employees or consultants of Avante Holding Group, Inc.

Willis Kilpatrick has invested and served as a strategic partner in Integrity Messenger Corporation and Global Fasteners Technologies, LLC in which Avante Holding Group, Inc and/or Michael Hawkins has incubated.

Avante Holding Group, Inc raised capital on behalf of Global Resources and Solutions Corporation, which is majority controlled by John Julian and Peter Baker.

64. All shareholders are natural persons and/or companies. No disclosures required.

65. We have added the representation regarding "successors" to the Distribution section..

PLAN OF DISTRIBUTION, PAGE 28

66. We have made the change as recommended by the Staff. The Registrant confirms its awareness... .

DESCRIPTION OF SECURITIES, PAGE 29

67. Revised as part of response to comment No. 68.

68. We modified paragraphs dealing with convertible notes to identify anti-dilution adjustments and conversion prices and terms.

   On January 22, 2005 the Company entered into a convertible promissory note with Willis Kilpatrick in the amount of ninety-three thousand eight hundred and eighty-eight dollars ($93,888) with a one year maturity date at an interest rate of 18 percent per year. The total interest due, as of August 30, 2005, is eleven thousand two hundred and sixty-five dollars ($11,265). In accordance with the terms of the agreement, the debentures, with accrued interest, will be converted into common stock of the Company during an initial SB-2 filing process. The Company retains the right to pay the note in its entirety with the consent of the lender. The note converts at $0.50 per share and contains no anti-dilution clauses. The term of the debenture is one year.

  The Company entered into two convertible promissory notes with JMB & Associates, LLC, in the amount of two hundred and fifty thousand dollars ($250,000) and three hundred and eighty-thousand dollars ($380,000) with maturity dates of September 30, 2005. The first debenture was signed on February 23, 2005 and contained an interest amount of 18% per year. The second debenture of $380,000 was signed on June 30, 2005 containing an annual interest rate of 18 percent. The consolidated total interest due as of August 30, 2005 is thirty-four thousand seven hundred and seventy-five dollars ($34,775). In accordance with the terms of the agreement, the debentures, with accrued interest, will be converted into common stock of the Company during an initial SB-2 filing process. The Company retains the right to pay the note in its entirety with the consent of the lender. The note converts at $2.00 per share and contains no anti-dilution clause.

The Company entered into an amended and restated convertible promissory note with Paul Janssens, the previous owner of ACT, on June 30, 2005 in the amount of Six Hundred Twenty-Nine Thousand Eight Hundred and Ninety-Four Dollars and Sixty Cents ($629,894.60) with a maturity date of August 30, 2005. The amended and restated promissory note replace a previous amended and restated promissory note dated March 10, 2005, which null and voided the original Promissory Note signed at the closing of the acquisition on January 21, 2005. In accordance with the terms of the agreement Five Hundred Twenty-Nine Thousand Eight Hundred and Ninety-Four Dollars and Sixty Cents ($529,894.60) with NO accrued interest, will be converted into common stock of the Company during an initial SB-2 filing process. The remaining portion of the promissory note may be converted at the option of the holder. The Company retains the right to pay the note in its entirety with the consent of the lender. The note converts at $2.65 per share and contains no anti-dilution clause. The term of the agreement was extended On September 1, 2005 for a period of 90 days.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

69. LGD is not permanently licensed in Florida obtains necessary temporary licenses when performing independent CPA services in Florida.

              The Registrant does not have operations in Florida and all of its assets are located in Tennessee. All audit work was performed in New York. Further consideration of Florida State laws was not deemed necessary or pertinent.

70. The Accountant's report and opinion have been changed to PCAOB Standards.

COMBINED STATEMENT OF CASH FLOWS, PAGE F-5

71. The Statements have been revised.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT, PAGE F-16

72. Disclosure related to earnings per share has been added.

SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULES, PAGE F-19

73. The Schedules have been deleted.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF CONSOLIDATION, PAGE F-25

74. A comprehensive discussion on how we accounted for the acquisition of ACT has been added to Note 1.

REVENUE RECOGNITION, PAGE F-25

75. The disclosure has been expanded in accordance with SAB 104.

ACCOUNTS RECEIVABLE, PAGE F-26

76. This disclosure has been expanded in response to the Staff's comments.

NOTE 9 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL, PAGE F-33

77. The revision has been made in response to the Staff's comments.

78. The revision has been made in response to the Staff's comments.

79. The revision has been made in response to the Staff's comments.

80. The revision has been made in response to the Staff's comments.

81. The revision has been made in response to the Staff's comments.

PART II

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION, PAGE II-1

82. We reconciled the amount of registration fee with amount of fee table, which is the correct number.

Item 25. Other Expenses of Issuance and Distribution

            Registration fees                                           106.18

            Legal fees and expenses                                     50,000*

            Printing and engraving expenses                             10,000*

            Accounting fees and expenses                                12,000*

            Miscellaneous                                                5,000*

            Total                                                    67,106.18

* All of the above, except the SEC Registration Fee, are estimated and remain subject to further contingencies.

83. We added paragraph defining director and officer liability insurance and associated expense.

Item 25(b). Director and Officer Liability Insurance

The Company maintains and pays the premium for director and officer liability insurance with National Union with a limit of $1,000,000 effective March 11, 2005 through March 11, 2006. The premium is approximately $2,900 per annum.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-1

84. Deleted line in Certain Relationships and Related Transactions that referenced an allocation of stock to Mr. Rodriguez for services as CFO. Mr. Rodriguez has converted $20,000 into a debenture that will be converted under this registration statement for stock at the rate of $2.65 per share.

ACC contracts Steves Rodriguez, CPA, as its Chief Financial Officer and Director. Mr. Rodriguez is a Partner with London & Company, a California CPA firm. Mr. Rodriguez's firm bills the Company on a monthly basis for a set fee of $5,000.

LEGAL OPINION

85. The Legal Opinion has been revised to include references to Florida law, which have been reviewed for compliance.

            Please contact the undersigned should you have any further questions concerning this filing.


                                Very truly yours,



                                 Thomas G. Amon

Registration No. 333-128191

    As filed with the Securities and Exchange Commission on January 11, 2006


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM SB-2A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                 (Name of small business issuer in its charter)

                        --------------------------------
                              (Commission File No.


            FLORIDA                                             3448                                    20-1776133
(State or Other Jurisdiction of                  (Primary Standard Industrial                  (IRS Employer Identification
 Incorporation or Organization)                     Classification Number)                               Number)



                   1900 South Harbor City Boulevard, Suite 315
                               Melbourne, FL 32901
                                 (321) 308-0834
            (Address and telephone of principal executive offices and
                          principal place of business)

                               Michael W. Hawkins
                             Chief Executive Officer
                     Alternative Construction Company, Inc.
                   1900 South Harbor City Boulevard, Suite 315
                            Melbourne, Florida 32901
                                 (321) 308-0834
            (Name, address and telephone number of agent for service)

                   Copies of all communication to be sent to:
                              Thomas G. Amon, Esq.
                          Law Offices of Thomas G. Amon
                          500 Fifth Avenue, Suite 1650
                               New York, NY 10110
                            Telephone: (212) 810-2430
                            Facsimile: (212) 819-2427

         Approximate date of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [x]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this form is a post-effective registration statement amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]_________


                         CALCULATION OF REGISTRATION FEE


       Title of Each Class of                                  Proposed Maximum           Proposed Maximum
          Securities to be             Number of Shares to    Offering Price per         Aggregate Offering         Amount of
             Registered                 be Registered (1)          Share (2)                   Price             Registration Fee
      _________________________         _________________      ________________          _________________        _____________
  Common Stock, par value $0.0001             332,388(3)          $.25                     $  83,097               $  8.89
  Common Stock, par value $0.0001             200,000(3)          $.25                     $  50,000               $  5.35
  Common Stock, par value $0.0001             132,075(3)          $.25                     $  33,019               $  3.53
  Common Stock, par value $0.0001               7,548(3)          $.25                     $   1,887               $   .20
  Common Stock, par value $0.0001               4,000(3)          $.25                     $   1,000               $   .11
  Common Stock, par value $0.0001             210,290(4)          $.25                     $  52,573               $  5.63
  Common Stock, par value $0.0001           3,000,000(4)          $.25                     $ 750,000               $ 80.25
  Common Stock, par value $0.0001              83,000(5)          $.25                     $  20,750               $  2.22
                                            -----------          -----                    ----------               -------

Total                                       3,969,301               --                     $ 992,326               $106.18(6)



(1) Pursuant to Rule 416, the Registration Statement also covers an indeterminate number of additional shares of common stock that may be issuable to prevent dilution resulting from stock splits, stock dividends, or similar events.


(2) The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c). Our common stock is not traded on any national exchange. In accordance with Rule 457(c), the offering price was determined by the price shares were sold to our shareholders in a private placement memorandum. The price of $.25 is a fixed price at which the selling shareholders may sell their shares until our common stock is quoted on the OTC Bulletin Board at which the shares may be sold at prevailing market prices or privately negotiated prices.


(3) Issuable on conversion of outstanding convertible debentures at conversion prices of $2.00, $2.65 and $0.50 per share.

(4) Issuable upon exercise of outstanding common stock purchase warrants at exercise prices of $.50, $1.00, $1.50, $2.00, $2.50 and $3.00 per share.

(5) Represents shares of the registrant's common stock being registered for resale that have been issued to the selling shareholders named in this registration statement.

(6)  Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(A), may determine.

                             PRELIMINARY PROSPECTUS

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 Subject to Completion Dated January _____, 2006


                  [Alternative Construction Company, Inc. LOGO]

                        3,969,301 SHARES OF COMMON STOCK

                TO BE OFFERED BY CERTAIN HOLDERS OF SECURITIES OF
                     ALTERNATIVE CONSTRUCTION COMPANY, INC.


    This prospectus relates to 3,969,301shares of common stock of Alternative Construction Company, Inc. which may be offered by the selling shareholders listed in this prospectus for their own accounts. The shares offered include 886,301 shares of our common stock issuable upon conversion of outstanding secured convertible debentures, shares of our common stock that may be issued on account of any interest or anti-dilution adjustments relating to the debentures, 3,000,000 shares of our common stock issuable upon exercise of outstanding common stock purchase warrants and 83,000 shares of our common stock held by certain of our shareholders.

    We are not selling any shares of our common stock in this offering and therefore will not receive any proceeds from this offering. Instead, the shares may be offered and sold from time to time by the selling shareholders and/or their registered representatives at a fixed price of $.25 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. As a result of such activities, the selling shareholders may be deemed underwriters as that term is defined in the federal securities laws.


    The shares of common stock being offered pursuant to this prospectus are "restricted securities" under the Securities Act of 1933, as amended (the Securities Act), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act to allow for a sale by the selling shareholders to the public without restriction.

    The selling shareholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in a section entitled "Plan of Distribution" on page 41. You should read this prospectus and any supplement carefully before you invest.

    Our common stock is not currently traded on the OTCBB or an equivalent replacement exchange, or, if applicable, the NASDAQ, the NYSE or AMEX.

    THIS OFFERING IS HIGHLY SPECULATIVE. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE ____ OF THIS PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is January _____, 2006.

                                TABLE OF CONTENTS





PROSPECTUS SUMMARY                                                                                                          1

RISK FACTORS                                                                                                                3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS                                                                       10
WHERE YOU CAN FIND MORE INFORMATION                                                                                        11
USE OF PROCEEDS                                                                                                            11
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS                                      11
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS                                                                   17
DESCRIPTION OF BUSINESS                                                                                                    19
LEGAL PROCEEDINGS                                                                                                          24
MANAGEMENT                                                                                                                 29
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT                                                             30
EXECUTIVE COMPENSATION                                                                                                     32
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                                                                             34
SELLING SHAREHOLDERS                                                                                                       35
PLAN OF DISTRIBUTION                                                                                                       41
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES                                        42
DESCRIPTION OF SECURITIES                                                                                                  46
EXPERTS                                                                                                                    46
LEGAL MATTERS                                                                                                              46
ADDITIONAL INFORMATION                                                                                                      6
INDEX TO THE FINANCIAL STATEMENTS                                                                                         F-1




WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR BUY ANY SHARES IN ANY STATE OR OTHER JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS.

                               PROSPECTUS SUMMARY


    The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the financial statements and the related notes beginning on page F-1. When we refer in this prospectus to "ACC" or the "Company," "we," "us," and "our," we mean Alternative Construction Company, Inc., a Florida corporation, together with our subsidiary, Alternative Construction Technologies Corporation, a Delaware corporation, ProSteel Builders Corporation, a Florida Corporation, and Universal Safe Structures, Inc., a Florida corporation. This prospectus contains forward-looking statements and information relating to the Company. See Cautionary Note Regarding Forward Looking Statements on page 11.


THE COMPANY

    We are Alternative Construction Company, Inc., a Florida corporation, which was formed in October 2004 for the purpose of conducting any legal business. We are a developer, manufacturer and wholesaler of proprietary structural insulated panels ("SIP"s) for the use in commercial and private construction including multi-story buildings. The ACC SIPs are marketed under the name ACTech Panel(TM). Our SIPs provide the end user with a quality product with extensive independent testing and certifications that is more efficient in building, energy efficient, resistant to mold, mildew, termites and other insects, and proven to withstand high winds and projectiles created by such winds from hurricanes and tornadoes. Other benefits include acoustical advantages and fire retardation. The SIPs can be installed by a seasoned construction professional or, with short training, unskilled labor, both resulting in a superior building structure. The purchasers of the ACTech Panel(TM) are individuals, companies, school districts, government agencies, developers and various international groups.

Our predecessor, Alternative Construction Technologies Corporation, a Delaware corporation ("ACT"), was formed in 1997. It was acquired by ACC effective January 21, 2005. In April 2005, we acquired 80% ownership of Universal Safe Structures, Inc., a Florida corporation formed in April 2005, which is now our operating subsidiary for the sale of the proprietary safe rooms. Also in April 2005, we acquired 80% ownership of ProSteel Builders Corp., a Florida corporation formed in April 2005, which is now our operating subsidiary for commercial and residential development utilizing the ACTech PanelTM.

    In 2003 and 2004, the majority of our revenues were derived from the sale of our ACTech Panel(TM) primarily in the United States. The principal outlets for this product currently include approximately six developers and distributors. We are in the process of expanding our distribution to the international marketplace while expanding the current supply of the ACTech Panel(TM) for the building of classrooms in Florida.

    During 2005, we will be expanding our current marketing of the classrooms by alliances with strategic partners that have the capacity to produce more classrooms to attempt to meet the demands of the State of Florida. The State of Florida has experienced significant growth due to normal migration, both by retirees and families, compounded by the devastation created by the five hurricanes in 2004.

CONTACT INFORMATION

    Our principal operations and executive offices are located at 1900 South Harbor City Boulevard, Suite 315, Melbourne, FL 32901 and our telephone number is (321) 308-0834. We also maintain a web site at http://www.actechpanel.com. The information on our web site is not, and should not be considered to be part of this prospectus.

THE OFFERING


Common stock offered by                       Up to 83,000 shares
the selling shareholders

Common stock underlying                       Up to 3,886,301 shares
convertible debentures and
stock purchase warrants
outstanding as of December
31, 2005


Terms of the Offering                         The selling shareholders will
                                              determine when and how they will
                                              sell the common stock offered by
                                              this prospectus. See "Plan of
                                              Distribution."

Use of proceeds                               We will not receive any of the
                                              proceeds from the sale of common
                                              stock by the selling shareholders.
                                              However, to the extent there are
                                              cash exercises of warrants, we
                                              will receive proceeds from such
                                              warrant exercises.


SUMMARY FINANCIAL INFORMATION


    The following table provides selected consolidated financial and operating data for the year ended December 31, 2004 and 2003 and the nine months ended September 30, 2005, and 2004:


    STATEMENT OF OPERATIONS DATA


                                                       Year           Year          Nine Months   Nine Months
                                                       Ended          Ended            Ended         Ended
                                                     December       December         September     September
                                                     31, 2004       31, 2003          30, 2005      30, 2004
                                                     --------       --------          --------      --------
                     Revenue, net                    1,161,751        920,156         5,832,377       796,726
                     Gross profit (loss)              (169,816)      (224,702)        1,177,421       (82,775)
                     Loss from operations             (882,270)    (1,019,830)         (501,873)     (511,190)
                     Net loss                         (889,000)    (1,056,536)         (606,132)     (514,533)



    BALANCE SHEET DATA

                                                     December       December        September      September
                                                     31, 2004       31, 2003         30, 2005      30, 2004
                                                     --------       --------         --------      --------
                     Current assets                   256,112        260,077        2,118,811       313,652
                     Current liabilities              162,798        235,401        3,689,393       153,796
                     Total assets                     913,100        942,791        5,090,869       970,640
                     Long-term debt                    85,598         94,770        2,864,217        87,656
                     Stockholders' equity             677,937        707,390          898,980       742,421

                                  RISK FACTORS

    THE OFFERING INVOLVES SUBSTANTIAL INVESTMENT RISKS AND THE SECURITIES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN THE LOSS OF THEIR ENTIRE INVESTMENT AND HAVE NO NEED FOR LIQUIDITY FROM SUCH INVESTMENT. IN EVALUATING AN INVESTMENT IN THE COMPANY AND ITS BUSINESS PRIOR TO PURCHASE PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS RELATING TO THE BUSINESS OF THE COMPANY AND THE OFFERING, TOGETHER WITH THE INFORMATION AND FINANCIAL DATA SET FORTH IN THIS MEMORANDUM BEFORE INVESTING IN THE SECURITIES. PROSPECTIVE INVESTORS SHOULD NOTE THAT THIS MEMORANDUM CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS," INCLUDING WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS," "INTENDS," "SHOULD," "SEEKS TO" AND SIMILAR WORDS. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING BUT NOT LIMITED TO THE RISK FACTORS SET FORTH IN THIS MEMORANDUM. THE ACCOMPANYING INFORMATION CONTAINED IN THIS MEMORANDUM IDENTIFIES CERTAIN IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

     RISKS RELATED TO OUR BUSINESS

    We have incurred substantial losses and we have a negative cash flow and a working capital deficit. We have incurred substantial losses since the inception. We had a working capital deficit of approximately $780,000 as of December 31, 2003 and we have incurred negative cash flow from operations. As a result, our auditors have qualified their report on our financial statements for the year ended December 31, 2004 with respect to our ability to continue as a going concern. If we are unable to obtain future financing the daily operations of the company would eventually become strained. The company is dependent on purchasing materials from outside vendors to manufacture its products. Should cash flow not be sufficient to support these relationships, and if additional financing is not available, it would be difficult to cover the operational expenses associated with the company's business.

While the company is currently cash flow positive, we may need significant additional financing to implement our business plan. The current market for steel and foam, key ingredients to our product have recently increased in cost, affecting our abilities to produce enough product to meet demand. If additional funding is required in the future, obtaining such financing is at the sole discretion of numerous third party financial institutions. Therefore, the company cannot predict its ability to obtain future financing or the specific terms associated with such agreements.


     WE HAVE A LIMITED RELEVANT OPERATING HISTORY, AND WE MAY NOT MAINTAIN PROFITABILITY. Our company has had a cumulative net loss from inception of approximately $607,000. Our needs for continued expenditures for product research and development and marketing, among other things, will make it difficult for us to reduce our operating expenses in order to deal with lack of sales growth or unanticipated reductions in existing sales. Our failure to balance expenditures in any period with sales could have an adverse effect on results of operations.


    We have a limited relevant operating history upon which an evaluation of our prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new company and the development of new products in established and crowded markets in a highly-competitive construction industry. There can be no assurance that we will be able to successfully increase development, manufacturing, and marketing strategies, generate meaningful revenues, or attain or maintain profitable operations. The possibility of our future success must be considered relative to the problems, challenges, complications and delays frequently encountered in connection with the development and operation of a new business, and the development and marketing of a product that has been around for decades but only recently actively marketed and manufactured.

     WE MAY NEED SIGNIFICANT ADDITIONAL FINANCING TO IMPLEMENT OUR BUSINESS PLAN. There can be no assurance that the recent debt financing will meet all of our financing needs or that additional financing will not be required in the future. We will continue to need additional financing, through debt or the issuance of additional equity securities or a combination of both, to implement business objectives such as marketing, research and development of new products. If additional funding is required in the future, there is no assurance that we will succeed in obtaining such financing or if available, that it will be on terms favorable to us.

     SUBSTANTIALLY ALL OF OUR ASSETS, BUT NOT INCLUDING U.S. PATENTS, ARE COLLATERAL FOR LOANS TO THE COMPANY BY THIRD PARTIES. The debentures issued in the recent debt financing are secured by substantially all of our assets, but not including our U.S. patents. Certain debentures are convertible into common stock, contain anti-dilution provisions and until the debentures are paid in full, prohibit us from incurring other indebtedness without the consent of the debenture holders, except for borrowings in existence on the date of the debenture financing or indebtedness to trade creditors or financial institutions incurred in the ordinary course of business. The maturity date of the debentures vary. The debentures bear various interest rates. If we become in default of the payment terms or other provisions of the debentures, there is no assurance that we will be able to successfully negotiate new terms favorable to us. In that event, the lenders may elect to accelerate the payment terms and may exercise their right against our collateral, including our patents, which would have material adverse consequences to our business and operations.

     IF AN EVENT OF DEFAULT OCCURS UNDER ANY ONE OF THE DEBENTURES, IT COULD RESULT IN A SERIOUS PROBLEM FOR US AND CAUSE US TO CURTAIL OUR OPERATIONS OR SELL SOME OF OUR ASSETS TO REPAY ALL OF THE DEBENTURES. The Company has issued convertible debentures to 3 independent investors in the aggregate principal amount of $1,353,782. Each debenture provides for the following events of default, and a default under one debenture is deemed a default under all debentures:

    - the initiation of any bankruptcy, insolvency, moratorium, receivership or reorganization by or against the
Company;

    - a general assignment of assets by the Company for the benefit of creditors .

    Our prospects will also depend on our ability to attract and retain highly qualified sales, marketing, and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to employ or retain such personnel.



         UNANTICIPATED PROBLEMS ASSOCIATED WITH PRODUCT DEVELOPMENT AND COMMERCIALIZATION COULD ADVERSELY AFFECT OUR OPERATING RESULTS. The successful development of our existing and new products is subject to the risks of failure and delay inherent in the development and commercialization of products based on innovative technologies. These risks include the possibilities that:

     o we may experience unanticipated or otherwise negative research and development results;
     o existing or proposed products may be found to be ineffective or unsafe, or may otherwise fail to receive required regulatory clearances or approvals;
     o we may find that existing or proposed products, while effective, are uneconomical to commercialize or market;
     o existing or proposed products may not achieve broad market acceptance; or
     o proprietary rights held by third parties preclude us from developing or marketing existing or proposed products.

    Our inability to develop and commercialize our existing products or any new products on a timely basis and within our financial budgets could have a material adverse effect on operating results and future prospects.

        WE MAY FAIL TO COMPETE EFFECTIVELY AGAINST LARGER COMPANIES. The construction industry is highly competitive. We compete with companies in the United States and abroad that are engaged in the development of both traditional and innovative building techniques and material. Many of these companies have much greater financial and technical resources and production and marketing capabilities than we do. Further, many of these companies have already achieved significant product acceptance and brand recognition with respect to products that compete directly with the ACC products. Our competitors may successfully develop and market superior or less expensive products, which could render the current ACC product and other future ACC products less valuable or unmarketable.


        WE MAY FAIL TO COMPETE IN THE INTERNATIONAL MARKETS WHICH CONSTITUTES A SIGNIFICANT AMOUNT OF THE PROJECTED COMPANY GROWTH. The Company is currently negotiating with more than 20 different countries. The inability or cost effectiveness to transport our product to these countries may limit significant growth. While the Company will utilize World Banks, require Letters of Credit, and other available resources to ensure payment, foreign governments may fall and/or payment may be withheld requiring the company to proceed with international claims costing the company significant cash flow.


     IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY OR IF WE INFRINGE ON THE INTELLECTUAL PROPERTY OF OTHERS, OUR FINANCIAL CONDITION AND FUTURE PROSPECTS COULD BE MATERIALLY HARMED. We rely significantly on the protections afforded by patent and trademark registrations that we routinely seek from the U.S. Patent and Trademark Office (USPTO) and from similar agencies in foreign countries. We cannot be certain that any patent or trademark application that is filed will be approved by the USPTO or other foreign agencies. In addition, we cannot be certain that we will be able to successfully defend any trademark, trade name or patent that we hold against claims from, or use by, competitors or other third parties. No consistent policy has emerged from the USPTO or the courts regarding the breadth of claims allowed or the degree of protection afforded under technology and similar patents. Our future success will depend on our ability to prevent others from infringing on our proprietary rights, as well as our ability to operate without infringing upon the proprietary rights of others. We may be required at times to take legal action to protect our proprietary rights and, despite our best efforts, we may be sued for infringing on the patent rights of others. Patent litigation is costly and, even if we prevail, the cost of such litigation could adversely affect our financial condition. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available on acceptable terms, or at all. If we fail to obtain a license, our business might be materially adversely affected. In addition to seeking patent protection, we rely upon a combination of non-disclosure agreements, other contractual restrictions and trade secrecy laws to protect proprietary information. There can be no assurance that these steps will be adequate to prevent misappropriation of our proprietary information or that our competitors will not independently develop technology or trade secrets that compete with our proprietary information.

     WE MAY INCUR SIGNIFICANT COSTS RESULTING FROM PRODUCT LIABILITY CLAIMS. We could be subjected to significant liability should use or consumption of our products cause injury, illness or death. Although we carry $1,000,000 in product liability insurance, there can be no assurance that our insurance will be adequate to protect us against product liability claims or that insurance coverage will continue to be available on reasonable terms. A product liability claim, even one without merit or for which we have adequate coverage, could result in significant legal defense costs, thereby increasing our expenses and lowering earnings. Such a claim, whether or not proven to be valid, could have a material adverse effect on product branding and goodwill, resulting in reduced market acceptance of our products. This in turn could materially adversely affect our results of operations and financial condition.

     WE DO HAVE MANUFACTURING CAPABILITIES. We currently manufacture our product with our owned equipment, some of which is a proprietary process. Our manufacturing facility is in Bolivar, Tennessee, in a 154,000 square foot building. We intend to expand that facility and/or open up a separate facility in a strategic location, as needed. If, in the future, we were totally dependent on our sole manufacturing facility and something were to cause it to not be functioning for an extended period of time, this would have a materially adverse effect on the Company. The replacement of the proprietary equipment could take six to nine months or longer to design, assemble and have operational. It is not possible to have a subcontractor manufacture the ACTech Panel(TM) unless it was in a plant designed and built by ACC.

     WE MAY BE REQUIRED TO INDEMNIFY OUR DIRECTORS AND OFFICERS. We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided in that statute. Our Articles of Incorporation require the company to indemnify each of our directors and officers against liabilities imposed upon them (including reasonable amounts paid in settlement) and expenses incurred by them in connection with any claim made against them or any action, suit or proceeding to which they may be a party by reason of their being or having been a director or officer of the company. We maintain officer's and director's liability insurance coverage with limits of liability of $1,000,000. There can be no assurance that such insurance will be available in the future, or that if available, it will be available on terms that are acceptable to us. Furthermore, there can be no assurance that the insurance coverage provided will be sufficient to cover the amount of any judgment awarded against an officer or director (either individually or in the aggregate). Consequently, if such judgment exceeds the coverage under the policy, ACC may be forced to pay such difference.

    We intend to enter into indemnification agreements with each of our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Management believes that such indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

         RISKS RELATED TO OUR COMMON STOCK


     THE LARGE NUMBER OF SHARES ELIGIBLE FOR IMMEDIATE AND FUTURE SALES MAY DEPRESS THE PRICE OF OUR STOCK. Our Articles of Incorporation authorize the issuance of 100,000,000, shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of December 31, 2005, we had outstanding 4,994,390 shares of common stock, of which 4,918,390 shares will become available for public resale under Rule 144 in August 2006. Also as of December 31, 2005, we had outstanding a total of 3,510,000 shares of Series A and B preferred stock which are convertible into a total of 5,520,000 shares of common stock, of which 1,500,000 shares become eligible for public resale under Rule 144 in January 2006, and 4,020,000 shares become eligible for public sale under Rule 144 in May 2006. We have reserved 4,000,000 shares of common stock for issuance in respect of option grants under our stock option plan. From those available shares, options have been granted and vested for 400,000 shares of common stock, additional options have been granted for 1,600,000 scheduled to vest in various increments over the next three years, and there remain available for options under the plan 2,000,000 shares of common stock. There are 3,000,000 shares that are issuable upon exercise of outstanding warrants, and 832,658 shares that are issuable upon conversion of debentures, and up to 39,928 shares that may be issued under the debentures on account of interest or anti-dilution adjustments. Further, if we default under the terms of the debentures, we may be required to issue additional common stock to the debenture holders if we fail to make the default payment stated in the debentures.


    Our board of directors has the authority to issue additional shares of common stock and preferred stock up to the authorized amount stated in our Articles of Incorporation. Our board of directors may choose to issue some or all of such shares to acquire one or more businesses or other types of property, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of our common stock. If the company does issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the company.

    Holders of our securities have registration rights for approximately 83,000 shares of our restricted common stock, and approximately 3,846,373 shares of common stock issuable upon exercise or conversion of outstanding warrants, and debentures, and 39,928 shares of common stock that may be issued under the debentures on account of interest or anti-dilution adjustments, all of which are included in the registration statement of which this prospectus is a part. Sales of substantial amounts of our common stock in the open market, including sales of the shares offered for resale in this prospectus, could adversely affect the market price of our common stock.


     THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE. Our shares are not currently traded in the OTC Electronic Bulletin Board or any other recognized security. If a market develops for the sale of our stock, the market price of our common stock may be highly volatile and may continue to be volatile in the future. Any or a combination of the following factors could cause the market value of our common stock to decline quickly:

     o operating results that differ from market expectations;
     o Negative or other unanticipated results of clinical trials or other testing;
     o delays in product development;
     o technological innovations or commercial product introductions by our competitors;
     o Changes in government regulations;
     o developments concerning proprietary rights, including pending or threatened patent litigation;
     o public concerns regarding the safety of any of our products; and,
     o general economic and stock market conditions.


     THE SALE OF THE STOCK ASSOCIATED WITH THIS OFFERING WILL CAUSE SIGNIFICANT DILUTION TO EXISTING SHAREHOLDERS, WHICH MAY CAUSE A DECLINE IN THE MARKET PRICE OF OUR STOCK. The selling shareholders intend to sell in the public market the shares of common stock being registered in this offering. However, of that amount, 3,000,000 shares are subject to issuance upon exercise of warrants that have exercise prices ranging from $0.50 to $3.00 per share. The desire of the holders of those warrants to sell will depend on the market price of our common stock at any given time. In addition, this registration statement includes 83,000 outstanding common shares. This registration statement also includes 846,373 shares that are issuable upon conversion of outstanding debentures, at a conversion rate ranking from $0.50 to $2.65 per share, without further payment for those shares. Further, this registration statement includes an additional 39,928 shares of common stock that may be issued on account of interest or anti-dilution adjustments relating to the debentures. A substantial number of shares being sold in the market may cause our stock price to decline.

     OUR COMMON STOCK MAY BE SUBJECT TO PENNY STOCK REGULATION, WHICH MAY MAKE IT DIFFICULT FOR INVESTORS TO SELL OUR COMMON STOCK. The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to completing a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Our common stock will likely be subject to the penny stock rules. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our common stock. Accordingly, holders of our common stock may find it difficult to sell their shares, if they are able to do so at all.

     WE DO NOT EXPECT TO PAY DIVIDENDS FOR THE FORESEEABLE FUTURE. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.


     OUR PREFERRED STOCK MAY CAUSE DILUTION. Our Articles of Incorporation authorize the issuance of up to 20,000,000 shares of "blank check" preferred stock with such rights and preferences as our board of directors, without further shareholder approval, may determine from time to time. Of these preferred shares, 1,500,000 shares are designated as Series A preferred stock, 3,500,000 shares are designated as Series B preferred stock, and 1,000,000 has been designated as Series C preferred stock. As of December 31, 2005, we had 1,500,000 shares of outstanding Series A preferred stock, 2,010,000 shares of outstanding Series B preferred stock, and no shares outstanding Series C preferred stock issued and outstanding. Our Series A preferred stock is convertible into common and has voting rights with the common, on a one-for one basis. The Series B preferred stock is convertible into common stock and has voting rights with the common stock on a one for two basis. The Series C preferred stock is convertible into common stock and has voting rights with the common stock on a one for one basis. In January, 2006, a total of 1,500,000 shares of common stock issuable upon conversion of all of our outstanding Series A preferred stock will become eligible for public resale under Rule 144. In May, 2006, a total of 4,020,000 shares of common stock issuable upon conversion of all of our outstanding Series B preferred stock will become eligible for public resale under Rule 144. Furthermore, each share of Series A and Series B preferred stock has a liquidation preference of $1.00 per share on an as converted basis before any holders of common would be entitled to receive payment for their shares or dividends upon a liquidation of ACC. As of August 15, 2005, there remained 1,490,000 unissued shares of authorized Series B Preferred Stock, 1,000,000 unissued shares of authorized Series C Preferred Stock, and 14,000,000 shares of authorized but undesignated and unissued shares of preferred stock that may be sold in the future and that can, at the discretion of our board of directors, be designated as another series of preferred stock with dividend, liquidation, conversion, voting or other rights and preferences that are senior, and not available, to the holders of our common stock. Thus, issuances of new series of preferred stock could adversely affect the relative voting power, distributions and other rights of the common stock. Holders of our common stock could realize less than the amount of dividends and/or distributions to which they would otherwise be entitled.

     Further, preferred stock could be used as a method of discouraging, delaying, or preventing a take-over of our company. If we issue "blank check" preferred stock, it could have a dilutive effect upon our common stock. This would decrease the chance that our shareholders would realize a premium over market price for their shares of common stock as a result of a takeover bid.

COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002 MAY DIVERT A SUBSTANTIAL AMOUNT OF OUR RESOURCES AND OF OUR MANAGEMENT'S TIME FROM OUR BUSINESS ACTIVITIES.

      Once we are a reporting issuer we will be subject to compliance with the reporting requirements of the Exchange Act of 1934 as well as the Sarbanes-Oxley Act of 2002. We expect to incur additional expenses and diversion of management's time as a result of the requirements imposed on small business issuers by Sarbanes-Oxley. Moreover, we are a small company with limited resources that will make it difficult for us to timely comply with the requirements of the Exchange Act or Sarbanes-Oxley. If we are not able to timely comply with the requirements of those acts, we might be subject to sanctions or investigation by regulatory authorities. Any such action could materially adversely affect out business and financial results as well as the market price of our stock.

                           FORWARD-LOOKING STATEMENTS

       Such forward-looking statements include statements regarding, among other thins, (a) our projected sales. profitability, and cash flows, (b) our growth strategies, (c) anticipated trends in our industries. (d) our future financing plans and (el our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may, "will, " "should, " "except, " "anticipate, " "estimate, " "believe, 'I "intend," or "project" or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to make the required statements in light of the circumstances under which they are made, not misleading.

         The Private securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by existing public companies, does not apply to our offering because, as this is our initial public filing, we are not yet a reporting issuer. In addition, the Private Securities Litigation Reform Act of 1995 does not apply to us because our stock qualifies as "penny stock."


                       WHERE YOU CAN FIND MORE INFORMATION


    In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered by this prospectus. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC's web site, http://www.sec.gov, contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. Information contained on our website should not be considered part of this prospectus. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form SB-2 (File No. 333-128191) under the Securities Act with respect to the securities offered by this prospectus.

    You may also request a copy of our filings at no cost by writing or telephoning us at:

Alternative Construction Company, Inc.
1900 South Harbor City Boulevard, Suite 315
Melbourne, Florida 32901
Attention: Bruce Harmon
Telephone: 321-308-0834

                                 USE OF PROCEEDS

    This prospectus relates to shares of common stock that may be offered and sold from time to time by the selling shareholders. There will be no proceeds to the Company from the sale of shares of common stock in this offering, except upon exercise of the warrants. There are no guarantees that these warrants will ever be exercised. We will bear all expenses incident to the registration of the shares of our common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling shareholders. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling shareholders.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW

    We are a manufacturing company engaged in the research, development and marketing of proprietary products for the construction industry. We manufacture and distribute the ACTech Panel(TM), a structural insulated panel (SIP), throughout the United States and to select international markets. The marketing of our products is through our internal sales staff and the use of distributors.


    In 2003 and 2004, all of our predecessors' revenues were derived from the sale of our ACTech Panel(TM) in the United States. The primary customers for 2003 were Advanced Construction Group, LLC, Advanced Building Company, Innovative Construction and Doug Bell; combined equaling 48% of total sales. In 2004, the primary customers were Nelson, LC, Enerloc, Sam Kelly and Advanced Building Company; combined equaling 86% of total sales. In 2005, under the new ownership after the acquisition of ACT by ACC in January 2005, we plan to expand our distribution network to include the additional builders of classrooms in Florida and expansion into other states, including but not limited to, Texas, Georgia and California. The worldwide demand on housing and the proclamation by the United Nations Environmental Programme to rebuild differently after the 2004 tsunami will be incorporated into the ACC mission statement of providing worldwide housing material that can be used by skilled and unskilled labor alike.

    Alternative Construction Company, Inc. a Florida Corporation ("ACC"), was formed on October 24, 2004. Alternative Construction Technologies Corporation, a Delaware corporation ("ACT"), was formed in 1997 and was acquired by ACC on January 21, 2005 (the "Transaction") for the purchase price of One Million Two Hundred and Fifty Thousand ($1,250,000.00) Dollars. In the Transaction, ACC also acquired certain assets from Quality Metal Systems, LLC, a Florida limited liability company ("QMS"), which was owned by the same owner of ACT for One Million Two Hundred and Fifty Thousand ($1,250,000.00) Dollars. Subsequently, ACC acquired 80% of Universal Safe Structures, Inc., a Florida corporation, to market its Universal Safe Room(TM) for Eight Hundred ($800.00) Dollars, and acquired 80% of ProSteel Builders, Inc., a Florida corporation ("PSB") for Eight Hundred ($800.00) Dollars. After the acquisition of ACT by ACC, the operational and marketing personnel continued employment with the Company."


     ACC was incorporated on October 22, 2004. Effective January 21, 2005, ACC acquired ACT and certain assets of QMS. Prior to January 21, 2005, ACC had only immaterial administrative activity. Prior to the acquisition, ACT had operations but, accordingly, the following discussion and analysis of operations is not indicative of future comparisons of ACC as the new ownership projects a different marketing and expansion program as has already been evident in 2005.


     Revenues for the nine months ended September 30, 2005 were approximately $5,832,000 as compared to approximately $797,000 for the nine months ended September 30, 2004. These significant increases, amounting to approximately 632% or approximately $5,035,000, resulted from the expansion into the classroom marketplace in the State of Florida.

     Gross profit/(losses) for the nine months ended September 30, 2005 were approximately $1,177,000 compared to an approximately $(83,000) for the corresponding period in 2004. This change in the margins are indicative of the Company under new management in 2005 increasing production levels, negotiating lower material prices and overall better utilization of personnel and equipment compared to 2004. In 2004, the Company was not marketing its products at a level necessary to provide the marketplace with the knowledge of the existence of ACT or bidding on enough projects to facilitate higher revenues. This was at the directive of prior ownership as the Company focused on research and development without implementing a full marketing plan. In 2005, current management implemented a marketing budget thereby increasing the exposure of ACT and its products. The change in marketing included the hiring of marketing professionals, maintaining a high profile web site to include payment for metatag key words that increase awareness through pay-per-click programs, enrollment if five trade shows in Florida and Texas, development of professional marketing material, and conducting presentations to interest groups, such as the United Nations Environmental Programme (UNEP).

     In 2004, the Company did not invest in building the ACTech Panel(TM) brand and infrastructure. Management believes that not spending in these two categories negatively affected the growth of the Company as evidenced by the 2005 change post-acquisition. Marketing expenditures for the nine months ended September 30, 2005 was approximately $191,000 (3.3% of revenue) as compared to $0 in 2004.

     Salaries and other compensation expenses were approximately $493,000 (8.5% of revenue) for the nine months ended September 30, 2005 compared to approximately $275,000 (34.5% of revenue) for 2004. This increase of approximately $218,000 or 79.3%, is partially due to additional management and support staff as needed for the increase in marketing and production. In 2004, the existing staff was under utilized due to the minimal production levels. Professional fees amounted to approximately $390,000 (6.7% of revenue) for the nine months ended September 30, 2005 as compared to approximately $26,000 (3.3% or revenue) during 2004. Professional fees in 2005 were 23.2% of total operating expenses. This amount for 2005 was primarily due to accounting (approximately $54,000) and consulting expenses (approximately $231,000 for various outside professional consultants for the duties of CEO, corporate communications, legal, manufacturing analysis and other related activities) associated with production. Cash procurement fees (as recorded in General and Administrative expenses) of approximately $456,000 (7.8 % of revenue) were incurred as the Company contracted for additional working capital through the factoring of accounts receivable (approximately $105,000) and the raising of additional cash and the applicable fees under the Investment Banking Agreement with Avante Holding Group, Inc. (approximately $332,000). General and administrative expenses, consisting of rent and occupancy costs, communications, cash procurement fees and other expenses related to operations amounted to approximately $1,679,000 (28.9% of revenue) for the nine months ended September 30, 2005. General and administrative expenses for 2004 amounted to approximately $428,000 (53.7% of revenue). The increase of approximately $1,251,000 or 292.2%, for 2005 over 2004 reflects several factors, primarily the increase in marketing and payroll costs, due to the new management in 2005 expanding its marketing efforts thereby increasing production which required more support staff and the fees associated with raising working capital.

For the nine months ended September 30, 2005, we reported operating losses of approximately $502,000 and overall losses of approximately $606,000, compared to our predecessor's operating losses of approximately $511,000 and overall losses of $515,000 for the nine months ended September 30, 2004.



     The following information should be read in conjunction with the consolidated financial statements of ACC and the notes thereto appearing elsewhere in this prospectus. Statements in this section and elsewhere in this prospectus that are not statements of historical or current fact constitute "forward-looking statements". For information regarding risk factors that could have a material adverse effect on our business, refer to the Risk Factors section of this prospectus beginning on page 3.



SUMMARY FINANCIAL INFORMATION


 The following table provides selected consolidated financial and operating data for our predecessor for the year ended December 31, 2004 and 2003:

  STATEMENT OF OPERATIONS DATA

                                                       YEAR             YEAR
                                                       ENDED            ENDED
                                                     DECEMBER         DECEMBER
                                                     31, 2004         31, 2003
                                                     --------         --------
                     Revenue, net                   1,161,751          920,156
                     Gross profit (loss)             (169,816)        (224,702)
                     Loss from operations            (882,270)      (1,019,830)
                     Net loss                        (889,000)      (1,056,536)


     BALANCE SHEET DATA

                                                      DECEMBER        DECEMBER
                                                      31, 2004        31, 2003
                                                      --------        --------
                     Current assets                   256,112          260,077
                     Current liabilities              162,798          235,401
                     Total assets                     913,100          942,791
                     Long-term debt                    85,598           94,770
                     Stockholders' equity             677,937          707,390


YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

         RESULTS OF OPERATIONS

     ACC was incorporated on October 22, 2004. Effective January 21, 2005, ACC acquired ACT and certain assets of QMS. Prior to January 21, 2005, ACC had only immaterial administrative activity. Prior to the acquisition, ACT had operations but, accordingly, the following discussion and analysis of operations is not indicative of future comparisons of ACC as the new ownership projects a different marketing and expansion program as has already been evident in 2005.

     Revenues for the year ended December 31, 2004 were approximately $1,162,000 as compared to approximately $920,000 for the year ended December 31, 2003. These significant increases, amounting to approximately 26% or $242,000, resulted from the expansion into the classroom marketplace in the State of Florida.

     Gross losses for the year ended December 31, 2004 were approximately $(170,000) compared to approximately $(225,000) for the corresponding period in 2003. The decrease in the amount of the loss is primarily due to higher revenues. These margins are indicative of the Company not being in production at a level to maximize discounts, labor and the applicable manufacturing equipment depreciation. The Company was not marketing its products at a level necessary to provide the marketplace with the knowledge of the existence of ACT or bidding on enough projects to facilitate higher revenues.


     In 2004 and 2003, our predecessor did not invest in building the ACTech Panel- brand and infrastructure based on decisions by prior ownership. The Company did not employ marketing professionals, either internally or externally, that would have the ability to successfully market the product beyond the current revenue levels. Current management believes that not spending in these two categories negatively affected the growth of the Company. Marketing expenditures for the year ended December 31, 2004 was $1,258 as compared to $1,610 in 2003. The previous owner of the Company focused the cash flow towards research and development and was never able to implement a marketing plan therefore not providing the Company with the necessary growth to provide positive cash flow and profits.

    Salaries and other compensation expenses were approximately $536,000 (46% of revenue) for the year ended December 31, 2004 compared to approximately $646,000 (70% of revenue) for 2003. This decrease is due to not maintaining production line staff in 2004 whereas office staff was utilized for production work in 2004. This decision was based on the economics of production line staff working on actual product less than 25% of the year. Due to the automation of the production line, the office staff including technical workers; were trained to run the production line. Professional fees amounted to approximately $46,000 (4% of revenue) for the year ended December 31, 2004 as compared to approximately $70,000 (8% of revenue) during 2003. The decrease of $24,000 or 34% was primarily due to the need for outside professionals working on the development of the product. Professional fees in 2004 were 6.5% of total operating expenses. This amount was primarily due to legal, accounting and consulting expenses. General and administrative expenses, consisting of rent and occupancy costs, communications and other expenses related to operations amounted to approximately $657,000 (57% of revenue) for the year ended December 31, 2004. General and administrative expenses for 2003 amounted to approximately $687,000 (75% of revenue). The decrease for 2004 over 2003 of approximately $30,000 or 4%, reflects several factors, primarily the reduction in payroll costs due to not having separate manufacturing line employees 2004.


    For the year ended December 31, 2004, our predecessor reported operating losses of approximately $882,000 and overall losses of approximately $889,000, compared to operating losses of approximately $1,020,000 and overall losses of $1,057,000 for the year ended December 31, 2003. The decrease of approximately $138,000 or 14%, in the operating loss and approximately $1 68,000 or 16%, was primarily due to increased revenues offset by the reduction of labor costs in 2004 compared to 2003.


    Losses per common share were $1.78 for the year ended December 31, 2004, as compared with $2.11 for the year ended December 31, 2003 as a result of the foregoing discussion.

    TAXES

    ACT was owned by Mr. and Mrs. Paul Janssens, husband and wife and was a S Corporation. QMS, a limited liability company, was owned solely by Mr. Janssens. Therefore, all tax benefits associated with the years ended December 31, 2004 and 2003 were recorded on their personal tax returns.

CASH AND SOURCES OF LIQUIDITY


    The Company historically satisfied its operating cash requirements primarily through cash flow from operations and financing from its owners. At December 31, 2004, our predecessor had $38,597 in cash and cash equivalents and $87,703 in net accounts receivable compared to $44,032 and $52,814, respectively, for December 31, 2003.

    For the past twelve months, operations have been financed by loans from management, placement of equity and debt financing. We maintain a $950,000 credit line with various vendors who supply raw materials. The terms of payment are net 30. In addition, we have secured $1,120,000 in convertible debt. We also secured Accounts Receivable financing with The Hamilton Group (Delaware), Inc., a Delaware Corporation.

    The Company projects that future liquidity and capital requirements will be provided by operations, debt and equity sources. Such financing will depend on a number of factors, including the timing and extent of expanded market acceptance of its products, continued developing and testing of advancements in the ACTech Panel(TM) and related products, and intellectual property protection.


CRITICAL ACCOUNTING POLICIES

    Revenue Recognition: We recognized revenue on our products in accordance with the Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Under these guidelines, we deferred revenue recognition on transactions if any of the following existed: persuasive evidence of an arrangement did not exist, title had not transferred, product payment was contingent, the price was not fixed or determinable, or payment was not reasonably assured. We accrued a provision for estimated returns concurrent with revenue recognition.

    We have adopted Emerging Issues Task Force Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (EITF 01-9), which became effective for fiscal years beginning after December 15, 2001. We concluded that EITF 01-9 is applicable to the accounting for our cooperative agreements with certain customers, as the benefits received from consideration given to those customers are not sufficiently separable from the revenue derived. Accordingly, all such cooperative expenses are recorded as reductions to revenues.

    Asset Impairments: We have adopted Statement of Financial Accounting Standards No. 141, "Business Combinations," (FAS 141) and Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141requires business combinations completed after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Under FAS 142, goodwill and other intangible assets (with indefinite lives) will not be amortized but will be tested for impairment at least annually. We completed our transitional impairment test of existing goodwill and patents as of December 31, 2003. This test was preformed by an independent valuation specialist and involved the use of estimates related to the fair value of the patents as well as the business in which the goodwill had been allocated. There were no impairment losses as a result of this test.


RECENT ACCOUNTING PRONOUNCEMENTS

    In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards (SFAS) No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This statement is designed to improve financial reporting such that contracts with comparable characteristics are accounted for similarly. The statement, which is generally effective for contracts entered into or modified after June 30, 2003, is not anticipated to have a significant effect on our financial position or results of operations.

    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The statement is not anticipated to have a significant effect on our financial position or results of operations.

    In December 2003, the FASB issued FASB Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities". This interpretation clarifies rules relating to consolidation where entities are controlled by means other than a majority voting interest and instances in which equity investors do not bear the residual economic risks. We currently have no ownership in variable interest entities and therefore adoption of this standard currently has no financial reporting implications.

OFF BALANCE SHEET ARRANGEMENTS

    We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.


   SUMMARY FINANCIAL INFORMATION

    The following table provides selected consolidated financial and operating data for the year ended December 31, 2004 and 2003 and the nine months ended September 30, 2005, and 2004:


        STATEMENT OF OPERATIONS DATA


                                                       YEAR           YEAR           NINE MONTHS    NINE MONTHS
                                                       ENDED          ENDED             ENDED          ENDED
                                                     DECEMBER       DECEMBER          SEPTEMBER      SEPTEMBER
                                                     31, 2004       31, 2003          30, 2005       30, 2004
                                                     --------       --------          --------       --------
                     Revenue, net                   1,161,751        920,156         5,832,377        796,726
                     Gross profit (loss)             (189,816)      (224,702)        1,177,421        (82,775)
                     Loss from operations            (882,270)    (1,019,830)         (501,873)      (511,190)
                     Net loss                        (889,000)    (1,056,536)         (606,132)      (514,533)

     BALANCE SHEET DATA

                                                     DECEMBER       DECEMBER         SEPTEMBER      SEPTEMBER
                                                     31, 2004       31, 2003         30, 2005        30, 2004
                                                     --------       --------         --------        --------
                     Current assets                   256,112        260,077        2,118,811         313,652
                     Current liabilities              162,798        235,401        3,689,393         153,796
                     Total assets                     913,100        942,791        5,090,869         970,640
                     Long-term debt                    85,598         94,770        2,864,217          74,423
                     Stockholders' equity             677,937        707,390          898,980         742,421



SUMMARY FINANCIAL INFORMATION


    The following table provides selected consolidated financial and operating data for the nine months ended September 30, 2005 and 2004:


     STATEMENT OF OPERATIONS DATA


                                                        NINE MONTHS    NINE MONTHS
                                                           ENDED          ENDED
                                                         SEPTEMBER      SEPTEMBER
                                                         30, 2005        30, 2004
                                                         --------        --------
                     Revenue, net                        5,832,377        796,726
                     Gross profit (loss)                 1,177,421        (82,775)
                     Loss from operations                 (501,873)      (511,190)
                     Net loss                             (606,132)      (514,533)

     BALANCE SHEET DATA


                                                         SEPTEMBER      SEPTEMBER
                                                         30, 2005        30, 2004
                                                         --------        --------
                     Current assets                      2,118,811        313,652
                     Current liabilities                 3,689,393        153,796
                     Total assets                        5,090,869        970,640
                     Long-term debt                      2,864,217         74,423
                     Stockholders' equity                  898,980        742,421



NINE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2004

     RESULTS OF OPERATIONS


    ACC was incorporated on October 22, 2004. Effective January 21, 2005, ACC acquired ACT and certain assets of QMS. Prior to January 21, 2005, ACC had only immaterial administrative activity. Prior to the acquisition, ACT had operations but, accordingly, the following discussion and analysis of operations is not indicative of future comparisons of ACC as the new ownership projects a different marketing and expansion program as has already been evident in 2005.

    Revenues for the nine months ended September 30, 2005 were approximately $5,832,000 as compared to approximately $797,000 for the nine months ended September 30, 2004. These significant increases, amounting to approximately $5,035,000, resulted from the expansion into the classroom marketplace in the State of Florida.

    Gross profit / (losses) for the nine months ended September 30, 2005 were approximately $1,177,000 compared to approximately $(83,000) for the corresponding period in 2004. This change in the margins are indicative of the Company under new management in 2005 increasing production levels, negotiating lower material prices and overall better utilization of personnel and equipment compared to 2004. In 2004, the Company was not marketing its products at a level necessary to provide the marketplace with the knowledge of the existence of ACT or bidding on enough projects to facilitate higher revenues. In 2005, the marketing budget expanded thereby increasing the exposure of ACT and its products.

    In 2004, the Company did not invest in building the ACTech Panel(TM) brand and infrastructure. Management believes that not spending in these two categories negatively affected the growth of the Company as evidenced by the 2005 change post-acquisition. Marketing expenditures for the nine months ended September 30, 2005 was approximately $191,000 as compared to $0 in 2004.

    Salaries and other compensation expenses were approximately $493,000 for the nine months ended September 30, 2005 compared to approximately $275,000 for 2004. This increase is partially due to additional management and support staff as needed for the increase in marketing and production. In 2004, the existing staff was under utilized to the minimal production levels. Professional fees amounted to approximately $390,000 for the nine months ended September 30, 2005 as compared to approximately $26,000 during 2004. Professional fees in 2005 were 23.2% of total operating expenses. This amount was primarily due to accounting and consulting expenses associated with production. Cash procurement fees of approximately $456,000 were incurred as the Company contracted for additional working capital. General and administrative expenses, consisting of rent and occupancy costs, communications, cash procurement fees and other expenses related to operations amounted to approximately $1,679,000 for the nine months ended September 30, 2005. General and administrative expenses for 2004 amounted to approximately $428,000. The increase for 2005 over 2004 reflects several factors, primarily the increase in marketing and payroll costs, due to the new management in 2005 expanding its marketing efforts thereby increasing production which required more support staff and the fees associated with raising working capital.

    For the nine months ended September 30, 2005, we reported operating losses of approximately $502,000 and overall losses of approximately $606,000, compared to our predecessor's operating losses of approximately $511,000 and overall losses of $515,000 for the nine months ended September 30, 2004.

    Post-acquisition (January 21, 2005), the Company has satisfied its operating cash requirements primarily through cash flow from operations, financing and the utilization of funds in exchange for notes payable under various terms and conditions. The Company historically satisfied its operating cash requirements primarily through cash flow from operations and financing from its owners. At September 30, 2005, we had approximately $107,000 in cash and cash equivalents and approximately $917,000 in net accounts receivable compared to approximately $53,000 and approximately $121,000, respectively, for our predecessor at September 30, 2004.


    Losses per common share were $.10 for the nine months ended September 30, 2005, as compared with $1.03 for the nine months ended September 30, 2004 as a result of the foregoing discussion.

    TAXES

    For the nine months ended September 30, 2005, no taxes were recorded as the Company is operating at a net loss. For the nine months ended September 30, 2004, ACT was owned by Mr. and Mrs. Paul Janssens, husband and wife and was a S Corporation. QMS, a limited liability company, was owned solely by Mr. Janssens. Therefore, all tax benefits associated with the years ended December 31, 2004 and 2003 were recorded on their personal tax returns.

CASH AND SOURCES OF LIQUIDITY

    Post-acquisition (January 21, 2005), the Company has satisfied its operating cash requirements primarily through cash flow from operations, financing and the utilization of funds in exchange for notes payable under various terms and conditions. The Company historically satisfied its operating cash requirements primarily through cash flow from operations and financing from its owners. At September 30, 2005, we had $106,995 in cash and cash equivalents and $916,533 in net accounts receivable compared to $53,058 and $121,296, respectively, for our predecessor at September 30, 2004.

    For the past twelve months, operations have been financed by loans from management, placement of equity and debt financing. We have secured Two Million Five Hundred Sixty-Five Thousand One Hundred and Forty-Five ($2,565,145) Dollars in Short Term Debt and Five Hundred Twenty-One Thousand Seven Hundred and Eleven ($521,711) in Long Term Debt.

    As of September 30, 2005, the Short Term debt balance of Two Million Three Hundred Eighty-Three Thousand Six Hundred and Twenty-One ($2,383,621) Dollars consisted of One Million Six Hundred Fifteen Thousand One Hundred and Forty-Five ($1,615,145) Dollars that will be converted to equity as part of this filing.

    On November 1, 2004 the Company entered into a Revolving Credit Agreement with the Avante Holding Group, Inc., for up to Five Hundred Thousand ($500,000.00) for a period of one year, with an automatic one year extension. Interest is earned at Prime Rate plus four percent. We maintain more than Nine Hundred Fifty Thousand ($950,000) Dollars in credit lines with various vendors who supply raw materials on a Net 30 basis.

    We also secured Accounts Receivable financing with The Hamilton Group (Delaware), Inc., a Delaware Corporation. Upon satisfactory completion of a credit review of our customers, The Hamilton Group will fund eighty percent (80%) of the outstanding accounts receivables in order to provide cash flow. The Hamilton Group pays a daily percentage of 0.133% for all funds factored by The Hamilton Group.

     For the past twelve months, operations have been financed by loans from management, placement of equity and debt financing. The Company entered into a Line of Credit with Avante Holding Group, Inc. for $500,000. The terms of the Agreement includes interest at the rate of prime plus 4%. The Agreement terminates on October 31, 2006 with an available extension of one year at the discretion of the Lender.

    We maintain an $950,000 credit line with two primary vendors ($500,000 and $450,000) who supply raw materials. The terms of payment for both credit lines are Net 30.

   The Alternative Construction Company marketing efforts are based on both push and pull strategies. The push strategy is the more predominant at this time. The ACC push strategy utilizes internal sales agents (3), outside sales consultants
(1) and distributors (3). These three components of the push strategy utilize the company web site, brochures, fact sheets, product samples and corporate videos or PowerPoint presentations to inform and educate prospective buyers of the features and benefits of the ACTech panel. These members of the push strategy direct their efforts toward builder/developers, commercial builders, residential builders and individual consumers. Additionally, through a recent presentation to the United Nations and various relationships developed there, the Company pursues international sales through its international business development department. The current pull strategy utilizes various Internet advertising techniques, primarily pay for click advertising, spot advertising, media hits and trade shows to attract sales leads and hands those sales leads over to the push strategy member most suited to contact the prospect.


CRITICAL ACCOUNTING POLICIES

    Revenue Recognition: We recognized revenue on our products in accordance with the Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Under these guidelines, we deferred revenue recognition on transactions if any of the following existed: persuasive evidence of an arrangement did not exist, title had not transferred, product payment was contingent, the price was not fixed or determinable, or payment was not reasonably assured. We accrued a provision for estimated returns concurrent with revenue recognition.

    We have adopted Emerging Issues Task Force Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (EITF 01-9), which became effective for fiscal years beginning after December 15, 2001. We concluded that EITF 01-9 is applicable to the accounting for our cooperative agreements with certain customers, as the benefits received from consideration given to those customers are not sufficiently separable from the revenue derived. Accordingly, all such cooperative expenses are recorded as reductions to revenues.

    Asset Impairments: We have adopted Statement of Financial Accounting Standards No. 141, "Business Combinations," (FAS 141) and Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 requires business combinations completed after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Under FAS 142, goodwill and other intangible assets (with indefinite lives) will not be amortized but will be tested for impairment at least annually. We completed our transitional impairment test of existing goodwill and patents as of December 31, 2003. This test was preformed by an independent valuation specialist and involved the use of estimates related to the fair value of the patents as well as the business in which the goodwill had been allocated. There were no impairment losses as a result of this test.

RECENT ACCOUNTING PRONOUNCEMENTS

    In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards (SFAS) No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This statement is designed to improve financial reporting such that contracts with comparable characteristics are accounted for similarly. The statement, which is generally effective for contracts entered into or modified after June 30, 2003, is not anticipated to have a significant effect on our financial position or results of operations.

    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The statement is not anticipated to have a significant effect on our financial position or results of operations.

    In December 2003, the FASB issued FASB Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities". This interpretation clarifies rules relating to consolidation where entities are controlled by means other than a majority voting interest and instances in which equity investors do not bear the residual economic risks. We currently have no ownership in variable interest entities and therefore adoption of this standard currently has no financial reporting implications.

OFF BALANCE SHEET ARRANGEMENTS

    We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.



            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


MARKET INFORMATION


There were 72 record holders of the Company's common stock as of December 31, 2005. The Company's shares are not currently traded in any recognized public forum. Park Financial Group, Orlando, Florida has elected to sponsor our securities on the Pink Sheets and/or OTC Bulletin Board. Park Financial submitted an application to the NASD and has received clearance for listing, effective on the date of this Prospectus. The NASD reference number is 20050026748.


DIVIDENDS AND DIVIDEND POLICY

    We have not historically paid any cash dividends on our common or preferred stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for reinvestment in the business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on our financial condition, results of operations, capital requirements and other relevant factors.

EQUITY COMPENSATION PLAN INFORMATION

    The following table summarizes share information about our equity compensation plans, including our 2005 Stock Option Plan (the Plan).



                                          NUMBER OF SECURITIES TO                                     NUMBER OF SECURITIES
                                              BE ISSUED UPON               WEIGHTED-AVERAGE           REMAINING AVAILABLE
                                                EXERCISE OF               EXERCISE PRICE OF           FOR FUTURE ISSUANCE
                                           OUTSTANDING OPTIONS,          OUTSTANDING OPTIONS,             UNDER EQUITY
PLAN CATEGORY                               WARRANTS AND RIGHTS          WARRANTS AND RIGHTS           COMPENSATION PLANS
Equity Compensation Plans to                      950,000(1)                 $    0.75                     1,050,000(2)
Employees Approved By
Shareholders

Equity Compensation Plans Not                   1,050,000(1)                 $    0.44                       950,000(2)
Approved by Shareholders

Warrants Not Approved by                        3,000,000((3))               $    1.75
Shareholders

Total                                           5,000,000                    $    1.29

(1) Represents shares subject to outstanding options under the Plan.
(2) Represents shares available for option grants under the Plan.
(3) Represents non-plan options and warrants.

     EQUITY COMPENSATION PLANS NOT APPROVED BY SHAREHOLDERS

    Our board of directors currently administers the Plan. The Plan provides for the grant of options (incentive and non-statutory) to officers, directors, employees, and independent contractors capable of contributing to our performance. We have reserved an aggregate of 4,000,000 shares of common stock for grants under the Plan. Incentive stock options may be granted only to employees eligible to receive them under the Internal Revenue Code of 1986, as amended. As of August 15, 2005, we had outstanding non-statutory options for 2,000,000 shares of our common stock. Options have a term of five years, unless earlier terminated in accordance with the provisions of the Plan and applicable stock option agreements. The exercise prices of all of the options granted as of August 15, 2005 are between the prices of $0.25 and $0.75 per share, and generally have scheduled vesting except for options for 400,000 shares which vested immediately upon grant. Upon expiration of unexercised options, the unpurchased shares subject to such options will again be available for purposes of the Plan.


                             DESCRIPTION OF BUSINESS

COMPANY HISTORY

    Alternative Construction Technologies Corporation ("ACT") was incorporated in Delaware in 1997 and was owned by Mr. and Mrs. Paul Janssens. Quality Metal Systems, LLC, a Florida limited liability company ("QMS") was formed in 2002 and is owned solely by Paul Janssens. QMS held the title to various fixed assets including the Facility and production line. The three patents utilized in the business were owned privately by Paul Janssens.

    On January 21, 2005, Alternative Construction Company, Inc., a Florida corporation ("ACC") acquired all of the assets of ACT and QMS and the patents owned by Mr. Janssens.

    Our corporate headquarters are located at 1900 South Harbor City Boulevard, Suite 315, Melbourne, Florida 32901. Its website address is http://www.actechpanel.com.

THE COMPANY AND ITS BUSINESS

    OVERVIEW


    Alternative Construction Company, Inc. produces patented, galvanized-steel, interlocking Structural Insulated Panels (SIPs) that are used in all facets of the construction industry. The company's panel systems are used as an alternative to conventional materials such as lumber and bricks and are considered "green" building technology. Industry research and testing has demonstrated that SIPs are superior to frame and block construction materials due to: superior strength and load characteristics, superior wind ratings, superior R-factor and insulation, labor costs, reduced construction labor costs, speed and ease of construction and resistance capabilities to fire, moisture, mold and insects. The Company also manufactures patented in-house safe rooms used for the protection of loved ones and valuables in the event of weather disasters or home intrusions

    The ACTech Panel(TM) is a patented SIP that has undergone extensive testing performed by independent laboratories and agencies. The SIP is composed of steel, both 26 and 20 gauges, as the outer skins of the wall with the calculated injection of formulated foam serving as the insulation. The ACTech Panels(TM) are environmentally friendly, sustainable and fully recyclable. They are used as cost effective, energy efficient and disaster tolerant alternative to conventional building materials. They allow for rapid building, both by skilled and unskilled labor. Additionally, SIPs are at the forefront of the "green" building industry


    In 2003 and 2004, our revenues were derived from the sale of the ACTech Panel(TM) SIPs. In 2003, the primary customers were commercial builders. In 2004, commercial builders continued to provide a significant portion of revenue and the Company began providing SIPs for commercial school classroom builders in Florida.

    The Company and/or its predecessor have produced SIPs for nine years. The predecessor company focused resources upon research and development, endorsements, and product testing and quality control matters, as opposed to sales and marketing related efforts. This is evidenced by static total sales and no material marketing expenditures in years 2004 and 2003. The Company has re-focused resources upon sales and marketing initiatives, building distributor relationships, joint ventures, partnerships with international strategic alliances, customer service, and operating, production and delivery efficiencies. In light of this transition, the Company has improved its sales outlook from two active customers and zero prospects to several customers and a sales pipeline consisting of ten (10) customers where we are the Vendor of Choice, more than ten (10) customers where we have qualified ourselves as competing within the Best of Few Vendors, and more than twenty (20) customers in which we have entered into negotiations for potential sales.


PRODUCTS AND SERVICES

     STRUCTURAL INSULATED PANELS (SIPS)


    The ACTech Panel(TM) has undergone extensive testing by various independent accredited agencies, such as RADCO, Inc., Omega Point Laboratories, Inc. and Hurricane Engineering & Testing, Inc. These tests were commissioned by the company in 1999 through 2004 as required by the company's ongoing quality control program in support of the manufacturing of our product. The overview for all applicable testing can be viewed by the public at the company's website www.actechpanel.com


     The patented process of building the ACTech Panels(TM) utilizing the Interlocking Building System(TM) is unique and simple to use with applications throughout the residential and commercial construction industries, providing many benefits to contractors and their customers.


     The primary characteristics of the ACTech Panel(TM) are strength and load characteristics, wind ratings up to 146 miles per hour, R-factor (R- factor is a measurement of the insulating properties of a given material), non-combustible, reduced labor costs and build time, no measurable off-gassing (refers to certain toxic emissions from a given product or material that used chemicals in its manufacturing process), speed and ease of assembly, acoustical excellence, moisture, mold and insect resistant and reduction in heating and air conditioning costs of up 30-50%. The ACTech panel's has achieved the ability to meet or exceed specific hurricane related building codes levied by Miami-Dade County Florida and maintains Florida product approval. Independent projectile testing verifies that the ACTech Panel(TM) system's superiority to competitive products.

    During 2005 after the acquisition of ACT by ACC, we began expanding our marketing efforts on expanded school classroom production, other governmental uses, international and domestic residential. On May 22, 2005, the Company conducted a presentation at the United Nations, sponsored by the United Nations Environment Program (UNEP), where it presented its product and solutions for the development of low-income housing. Since the presentation we have continued to develop international relationships with various countries. We currently have panels being demonstrated in Mexico, Canada, Turkey, Columbia, Guyana, Barbados, Jamaica, Belize, and Kazakhstan.


     SAFE ROOMS

    The Universal Safe Room(TM), a patented safe room, is marketed under a wholly-owned subsidiary, Universal Safe Structures(TM), Inc. The safe room's typical installation is in residential construction, either at the time of construction or added after building completion. The safe room, when built at the initial building time, can be incorporated within a house, typically as the master bedroom closet or as the pantry, with the appearance of normal walls. After a house has been constructed, a safe room is typically installed inside a garage. The Universal Safe Room(TM) has many attributes with the primary one being the capability of withstanding up to 250 miles per hour winds.

    Outside of the typical residential applications, commercial buildings, schools and other places where people gather would be logical for the installation of a safe room to protect against intruders, winds and other forms of natural disasters.


    In 2004, the Company sold one safe room (0.26% of total sales) as there were no marketing efforts concentrating on this sector of the business. In 2005, the Company has continued with 100% of its focus on the sale of the ACTech Panel(TM). The Company projects a marketing campaign to be established in 2006 for the Universal Safe Room(TM).


      CONSTRUCTION SERVICES


    ProSteel Builders Corporation ("ProSteel"), a subsidiary of the Company, builds commercial and residential buildings utilizing the ACTech Panel(TM).

    ProSteel is owned 80% by ACC and 20% by Avante Holding Group, Inc. ("Avante"). ProSteel has entered into a Management Agreement with Alternative Construction Partners, LLC ("ACP") to manage the day-to-day operations of ProSteel. ACP, through its members, has more than 20 years experience in the construction industry and has been building facilities with the ACTech Panel(TM) for more than five years.

     RESEARCH AND DEVELOPMENT

    Our research and development costs for the years ended December 31, 2003 and 2004 were minimal. In prior years, we performed various research and development including independent laboratory testing and certifications. The ACTech Panel(TM) has significant certifications including meeting and exceeding the Miami-Dade requirements, all performed prior to 2003. Under new management, we will continue with the research and development to further validate the Company's claims as well as increase them to further certify the value of the Company's products to its customers.

Our company has obtained the following certifications in relation to our product.


    1. Florida - Product Approval for Factory Build Schools
    2. Certificate of Compliance - Structural Insulated Metal Panel Product is manufactured in accordance with the Florida Building Code 2004 and Chapter 9B-72 Department of Community Affairs - Florida Building Commission
    3. Georgia Department of Community Affairs - Industrialized Buildings Component Systems Approval No. 90250-C
    4. HUD approval in thirteen states
    5. Miami Fenestration Lab


    The Company's products have underdone extensive testing and have been approved by the following organizations: Acoustical Testing Lab, Air Quality Sciences, Florida Department of Community Affairs, Georgia Department of Community Affairs, HUD (approved in 13 states), Miami Fenestration Lab, Omega Point Laboratories, Radco Inc., Texas Tech University and ***** Energy Star rating.


    We will also continue to improve on current applications and research new ones. The research will include the safe rooms that address a common as well as a different marketplace. We recognize that the Company is currently essentially a "one-product" company and as such, management has a responsibility to develop new and improved ways of utilizing our products in expanding the markets we compete in. The first step in the company's product expansion is the development of a roof panel.


REGULATORY MATTERS


    Our business is subject to federal and state laws and regulations adopted to protect the builders and end users of residential and commercial construction. To this end, the regulation of the use of the ACTech Panel (TM) is completed by state or local building officials responsible for Building Code relevant to the area in which our product is being utilized. In Florida, we obtained state wide product approval so our product may be readily available to builders and other vendors. We are currently in the process of obtaining ICC certification. This certification is considered the industry standard relevant to our business and will enable our product to be used in any state throughout the country. Our company maintains a strong compliance program in support of all products. The cost of this program annually runs at Two Hundred and Fifty Thousand ($250,000) Dollars per year plus filing and certification fees and other miscellaneous charges as applicable. As stated above in the Research and Development discussion, the Company has undergone and been approved by various regulatory and independent groups and agencies. The Miami Fenestration Lab which verifies meeting the stringent Miami-Dade code for construction to meet wind resistant requirements, has tested and approved the ACTech Panel(TM), giving it a significant edge of typical concrete block or wood construction, both inferior in withstanding the winds related to hurricanes and tornadoes.


PATENTS AND TRADEMARKS

    The Company maintains three patents. The first Patent, 5,373678, was issued in 1994 for a "structural wall apparatus" with an "...intermediate insulating core of foamed polymer", "at least one interlocking edge..." and "...an elongated reinforcing member strengthening flange...". This patent covers our structural insulated panel with "S" shaped fastened stiffener. The second, Patent 5,827,458, covers the continuous method of making structural foam panels. This patent covers and defines our manufacturing process including the de-coiling of our galvanized steel skins and stiffeners, straighteners for threading and attaching the stiffeners to the skins, roll formers for shaping both skins and stiffeners into structural shape, a foam injector, a foam conveyor, a curing oven, a cut-off saw and the computer that controls the saw. This patent was issued in 1998 and prevents competition from manufacturing, via continuous feed, a panel that introduces any structural reinforcing strip and, essentially, precludes competition insofar as no other manufacturer can utilize the protected process to manufacture such products in a continuous form feed without infringing on our patent. The third Patent, 6,438,906, pertains to the production of the Company's in-house Safe Rooms used for protection from natural disasters or home intrusions. The company's continuous manufacturing process patent is also filed internationally in Argentina, Bahamas, Brazil, Canada, China, Colombia, Poland and Russia.

PRODUCT DISTRIBUTION AND CUSTOMERS


    The Company currently maintains distribution agreements with Alternative Construction Options, LLC, a Georgia Limited Liability Company, International Construction Technologies, LLC, a Delaware Limited Liability Company, and Southern Building Systems, a Louisiana Corporation and a customer base of more than ten clients. As of June 2005, more than 85% of the company's current year's business was from Nelson, LC in Orlando, Florida, SouthEast Modular in Leesburg, Florida, and New Century Structures, Inc., in Orlando, Florida that built and sold modular classroom facilities within the State of Florida. Ultimately, each of the three companies had an arrangement with Mobile Modular, a subsidiary of McGrath Rental Corp (NYSE: MGRC), whereby they sold the completed building to Mobile Modular who leased them to various counties and agencies within the Florida Department of Education. The Company currently produces, for these three companies, product based upon Purchase Orders submitted two weeks in advance of their expected delivery date. The Company has committed resources to the fulfillment of these expected Purchase Orders at least two months a head of production schedule. The Company may witness significant declines in revenue should the three customers go out of business or seek product from competitive sources. We do not have any long term contracts with these three companies.


    The Company has expanded its customer base and has recently begun negotiating with several governments and international privately owned companies to export its product. The Company presented its product and solution for assisting in the World Housing shortfalls at the United Nations under invitation by the United Nations Environmental Program (UNEP) in May 2005. Subsequently, the Company has entered into a distribution and sales agreement with International Construction Technologies, Inc (ICT), a Washington D.C. based company and Global Resources and Solutions Corporation (GRSC), a Fort Myers, Florida based company to distribute our product to three international communities. Under the terms of this agreement, ICT is granted exclusive rights to any country where ICT delivers a valid order for panels and maintains certain levels of annual orders. The initial product has been shipped to one of the foreign countries, with the remaining two countries scheduled for shipment by September 30, 2005.


    ProSteel Builders Corporation, a majority controlled company of ACC, entered into a Management Agreement with Alternative Construction Partners, LLC, a Georgia Limited Liability Company based in Palmetto, Georgia on August 15, 2005 to provide contractor and administrative management services to ProSteel utilizing their expertise to build residential and commercial projects utilizing the product of ACC. The Company has expanded its customer base and has recently begun negotiating with several governments and international privately owned companies to export its product. The Company presented its product and solution for assisting in the World Housing shortfalls at the United Nations under invitation by the United Nations Environmental Program (UNEP) in May 2005. Subsequently, the Company has entered into a distribution and sales agreement with International Construction Technologies, Inc (ICT), a Washington D.C. based company to distribute our product. Under the terms of this agreement, ICT is granted exclusive rights to any country where it delivers a valid order for panels and maintains certain levels of annual orders.


COMPETITION


    The structural insulated panel ("SIP") industry has variations in the manufacturing of SIPs. The Company manufactures its SIPs with steel skins and injected foam as the insulation. Other manufacturers utilize the variations of the steel and foam, wood skins with foam injection, and other various methods of producing alternative building materials. In addition, the missile projectile study completed by Texas Tech University demonstrates the strength of our panels against sustained winds caused by hurricanes and tornadoes. The ACTech Panel(TM) has completed testing and been certified in regards to sustained winds, acoustical, mold and mildew, insect resistance, wall bearing strength, projectiles, through multiple national and state level testing facilities. A competitor that uses wood partially defeats itself as wood is subject to termites and other bug infestations. The utilization of trees to build its products loses any opportunities to derive sales from the environmental community. In addition, wood is not as strong against sustained winds especially since the projectile testing indicates its weaknesses compared to steel.


    The SIP industry has existed since the 1940's in the United States. Entrepreneurs have sought many alternative building models in which to supplement the standard bricks and sticks. The SIP industry has many locally and regionally based companies, with only a few manufacturing on a national level and/or international level. Many SIP companies specialize in specific markets (i.e., roofing panels, garage doors, portable sheds, etc.). The primary industry today for SIPs is the commercial industry. SIPs are still in the introductory phase as an alternative to residential building. ACC's primary business is in the modular classroom industry with further emphasis on international sales. ACC's management recognizes the competition and does not believe that any pose a threat to the longevity of the Company in the short- or long-term. The industries more than $1 trillion in the United States alone, with significant growth annually in the SIP market. With these considerations, the marketplace is large enough to have multiple quality companies without having one recognized as a threat to another.

    In the comparison of pricing, ACC is competitive in the marketplace. In many circumstances, ACC is significantly lower per square foot than its SIP competitors. In comparison to traditional construction utilizing wood or concrete, the ACTech Panel(TM) is comparable but usually slightly higher. In a detailed cost analysis using factors including energy efficiency, appraisals, site material pilferage, speed of construction, waste and other integral aspects of construction and valuation of a building, the ACTech Panel(TM) in a short three-year period has a significantly better square foot cost.

    The Company currently has only one product it sells, restricting its potential growth in the marketplace by customer expansion. The Company is currently considering, through its research and development division, other products that will expand the Company's market share thereby allowing the Company to compete on a more direct basis with some of its competitors.

EMPLOYEES


    As of December 31, 2005, we had twenty-seven full-time employees and one part-time employee. None of our employees are subject to collective bargaining agreements. Over the next twelve months, we intend to hire additional employees to fulfill staffing requirements as the need arises due to growth and expansion of our company and its products and services.


SUPPLIERS

    We currently use two primary material suppliers, Phoenix Metals Company ("Phoenix") and The Dow Chemical Company ("Dow"). Phoenix provides the steel for the SIPs whereas Dow provides the foam for the insulation for the SIPs. Other steel companies are capable of providing the steel, if needed. Other foam suppliers are being investigated and tested for use, if needed.

MANUFACTURING

    The Company manufactures its own SIPs at its 154,000 square foot facility in Bolivar, Tennessee. The manufacturing line currently being utilized is also owned and operated by the Company. The facility has the capability of adding up to two additional manufacturing lines, all capable of round-the-clock production. As deemed appropriate, the Company will evaluate the necessity of additional facilities in other states and/or internationally.

MARKETING

    ACC's comprehensive marketing plan was developed with a focus on building brand awareness to help drive consumers to inform the commercial and residential industries concerning the use of SIPs. ACC markets its product through internal and external sales people as well as through distributorships. We pay the distributors a percentage of gross revenue for all shipments that occur within the United States. There are currently three distributors under agreement with ACC with various expiration dates.


    ACC works in concert with commercial and residential developers in promoting the ACTech Panel(TM). ACC owns 50% of ProSteel Builders Corporation ("ProSteel"), a Florida corporation, which builds commercial and residential properties solely with ACTech Panels(TM). Current projects have commenced in Georgia, with future projects scheduled for Mississippi, Alabama and Florida.

    Every year, school districts release new Requests for Proposals that range from 200 to 600 units each. ACC began 2005 with business only in the Educational Field and with one customer. The risk associated with this model prompted Management to take swift and decisive action. ACC now courts four customers that build modular classrooms and has grown the business in Florida and Louisiana. ACC has established a presence in the State of Texas opening an office in San Antonio, Texas. The Company's Vice President of Sales is currently located in Texas where he is marketing our product to classroom industry, and other commercial and residential opportunities. We have entered into Sales Agreements with Bill Carter, a former local State Representative and Guinella Gillespie to help introduce the classroom market there. Individuals are paid on a commission basis for square foot of panel sold. The terms of the agreements are for two years. Based upon projected orders forecast from SouthEast Modular, Nelson LC, and New Century Structures, Inc., ACC has projected a conservative 30% annual growth in the educational market, representing just 1.3% of the Florida educational capital improvement budget over the next five years. As outlined in the Florida K-12 5 Years Work Plan, and the Florida CC and SUS Capital Improvements, the projected need for classrooms in the next five years exceeds $25 billion in cost. ACC projected sales for panels to be utilized to build facilities purchased under the Educational Facilities Budget in 2005 represent 1.2% of the 2004 and 2005 K-20 Fixed Outlay Budget approved by the Florida State Legislature.

    Based upon responses from ACC's presentation at the United Nations and further negotiations and introductions by its foreign distributors, ACC is currently in negotiations with several foreign country's governments and/or private companies looking to provide rapid growth solutions, while securing its prompt and advance payments through U.S. banking representatives. Unless otherwise stated in this Prospectus, the company is currently in the process of qualifying the potential opportunities at this time. We will be sending representatives to homes in Kazakhstan in October to provide oversight during the installation of its first two houses built with our panels. ACC has entered into an Letter of Understanding, in conjunction with International Construction Technologies, LLC, with the Republic of Chad for the building of 1,000 homes in its country. The overall cost for these homes represents $17M in revenue. The government of Chad is expected to deliver its initial PO to ACC by March 31, 2005, with mass shipments beginning in April 2006. The Republic of Chad desires to build 5,000 homes a year for the next 20 years. ACC will conservatively manage its international growth. The markets are ripe for rapid growth, but must be maintained and developed cautiously and correctly.

    ACC now courts four customers that build modular classrooms and has grown the business in Florida and Louisiana. ACC is currently working with a group in Texas to introduce the classroom market there. ACC has projected a conservative 30% annual growth in the educational market, representing just 1.3% of the Florida educational capital improvement budget over the next five years. ACC projected sales for Educational Facilities in 2005 represent 1.2% of the annual budget approved by the Florida State Legislature.

    In the United States, structural insulated panel systems, or SIPs, have been bouncing around the far edges of the construction industry for decades. Only 1% of new construction in the U.S. in 2002 used foam paneling, but the application is growing 15% a year, says William Wachtler, executive director of the Structural Insulated Panel Association (Forbes magazine). The panelized classroom, while in its infancy stage (introduced into the education field in June 2004) has become the fastest growing seller (per unit) to provide classrooms throughout the State of Florida. ACC is gearing its manufacturing plant for the rapid growth expected in this market.

    ACC is currently in negotiations with approximately 20 foreign country's governments and/or private companies looking to provide rapid growth solutions, while securing its prompt and advance payments through U.S. banking representatives. ACC has entered into an Letter of Understanding with the Republic of Chad for the building of 1,000 homes in its country. The overall cost for these homes represents $17M in revenue. The government of Chad is expected to deliver its initial PO to ACC within the next 30 days, with mass shipments beginning in November 2005. The Republic of Chad desires to build 5,000 a year for the next 20 years. ACC will conservatively manage its international growth. The markets are ripe for rapid growth, but must be maintained and developed cautiously and correctly.

    The Commercial and Residential industries are the final two categories ACC will continue to develop sales in. Currently 10% of all sales during the first two quarters of 2005 were from Commercial and Residential sales. The target percentage of sales in these two markets is 23.4% of ACC's business. Diversification is important to substantiate growth and reduce risks. ACC is currently negotiating commercial and residential contracts in Illinois, Georgia, Florida, Tennessee, Louisiana, and Texas.

    ACC maintains sole right to market and distribute its product through: (i) Internet sales, (ii) catalog sales, (iii) sales through independent developers and sales to United States military establishments.

    ACC sales and marketing efforts will target the United States and international countries that require rapid building created by third world conditions and/or natural disasters. The Company will promote our products through several marketing and media sources, including radio, television, consumer and trade print, housing seminars and tradeshows, and online marketing efforts through our website, http://www.actechpanel.com. Education of builders and the consumer will be an important element in introducing our products to potential users.

    We anticipate that the educational capital improvements will continue to provide a significant portion of the revenue from product sales. However, commercial and residential developers, which currently account for less than 15% of total sales, will continue to be an integral part of our sales and marketing strategy.

PROPERTY

    ACC owns a 154,000 square foot plant facility in Bolivar, Tennessee (the "Manufacturing Facility") and leases corporate office space in Melbourne, Florida at a cost of $950 per month. The lease expires in March, 2006 and has no renewal options.


                                LEGAL PROCEEDINGS

    There are no material legal proceedings against or by the Company and/or its officers and directors.


                                   MANAGEMENT

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth information with respect to persons who, as of the date of this prospectus, were serving as directors and officers of the Company. Each director holds office until the next annual meeting of shareholders or until his successor has been elected and qualified.

         -------------------------- ---------------- ---------------------------------------- -------------------------------------
                      NAME                AGE                       POSITION                          HELD POSITION SINCE
         -------------------------- ---------------- ---------------------------------------- -------------------------------------
         Michael W. Hawkins               43         Chairman, Chief Executive Officer,       October 22, 2004
         Willis Kilpatrick                45         Director                                 October 22, 2004
         Steves Rodriguez                 35         Chief Financial Officer, Director        October 22, 2004
         Thomas Amon                      58         Secretary, Director                      October 22, 2004
         -------------------------- ---------------- ---------------------------------------- -------------------------------------


    MICHAEL W. HAWKINS, CHIEF EXECUTIVE OFFICER (CEO) AND CHAIRMAN OF THE BOARD OF DIRECTORS. Mr. Hawkins is the Founder and Chairman of the Company. He was named CEO in April 2005. Since 1997, Mr. Hawkins has served as the Founder and CEO of Avante Holding Group, Inc. (also known as 2Play Corporation and MWH Information) which helps innovators, entrepreneurs and startups with all facets of their development and growth. Mr. Hawkins, through delegation of proxies, controls more than 50% of the Avante stock. He has assisted in the development, funding and transition to public venue for six small-cap companies. He has served at the capacity of Chairman of the Board, Director or as a senior level officer of many other start-up and early stage corporations. Mr. Hawkins has never and currently does not serve as an Officer or Director on any publicly trade companies. In 1999, Mr. Hawkins served as Chief Financial Officer of Florida Tan and raised $15 million in equity capital through Private Placement. Prior to this, he was the Technical Manager for Norrell Services where he served in the capacity of Human Resource Manager for Boeing Corporation, under the Delta IV Rocket Program. In 2001, Mr. Hawkins acquired ownership of Integrity Messenger Corporation where he developed and procured an instant messenger service. Mr. Hawkins resigned his position as Director and President in January 2004. Mr. Hawkins, through Avante Holding Group, Inc, maintains 87.9% ownership of Integrity Messenger Corporation. Under the services of Banyan Capital Partners and Sargon Capital, Inc., Mr. Hawkins assisted SinoFresh Healthcare, Inc., in securing funding through its "C" and "D" rounds of private funding and provided administrative oversight during a reverse merger into a publicly held company in October 2003. Mr. Hawkins holds a BS in Computer Studies from the University of Maryland.

    WILLIS H. KILPATRICK, JR. R.P.H., DIRECTOR. Mr. Kilpatrick a Founder and a Director is currently the managing member of South Residential Enterprises, LLC, a Delaware Limited Liability Company where he has overseen multi-million dollar residential development projects in Mississippi. He is a licensed Pharmacist working with the Indian Reservation hospitals in and around Philadelphia, Mississippi. He has served as a Consultant and Board Member for several publicly-traded and privately-held companies. He is a graduate from the University of Mississippi.


     STEVES RODRIGUEZ, CHIEF FINANCIAL OFFICER AND DIRECTOR. Mr. Rodriguez is a Founder, Director and the Chief Financial Officer of the Company. He is a Partner with London & Co., LLP, Certified Public Accountants, and has been for fifteen years. His clients have included many large commercial production companies in Beverly Hills. His clients have also included restaurants, distributors, manufacturers, retail companies and individuals in show business, including celebrities such as musical artists, television actors, and directors. Services provided include business management, consultancy, taxes, mergers and acquisition, corporate structuring, tax planning and more. His offices are located in Santa Monica, CA and NY, NY.


    THOMAS G. AMON, ESQ., SECRETARY AND DIRECTOR. Mr. Amon is a Founder, Director, Secretary and Legal Counsel to the Company and has over thirty years experience as a practicing attorney specializing in Venture International Banking and Financial Law, Oil and Gas Law and Toxic and Mass Tort litigation. He is a member of the Board of Directors of Venro Petroleum Corporation, an international energy company located in New York City and Houston, Texas; and Encore Networks, Inc., a supplier of signaling conversion and network access products located in Dulles, VA. He is also General Counsel to SiVault Systems, Inc (SVTL.OB) a provider of products for the secure authentication, processing and storage of signature-based records, located in New York City and San Jose, CA. Mr. Amon serves on the Board of the Brooklyn Public Library and the Brooklyn Public Library Foundation. Mr. Amon graduated from Harvard University and the University of Virginia School of Law.


     Our directors are elected at the annual meeting of the shareholders and serve until their successors are elected and qualified, or their earlier resignation or removal. Officers are appointed by the board of directors and serve at the discretion of the board of directors or until their earlier resignation or removal.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


    The following table sets forth certain information regarding the beneficial ownership of our shares of voting stock as of December 31, 2005 by: (i) each person who is known by us to beneficially own more than 5% of the issued and outstanding shares of common stock; (ii) the Chairman and Chief Executive Officer; (iii) the directors; and (iv) all of the executive officers and directors as a group. For purposes of the beneficial ownership calculations below, the Series A preferred stock, which is convertible into common stock on a 1-for-1 basis and Series B preferred stock, which is convertible into common stock on a 1-for-2 basis are included on an as converted basis such that the total issued, issuable and outstanding voting stock becomes 11,400,651. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

     NAME AND ADDRESS OF BENEFICIAL OWNER (1)(2)                                       AMOUNT AND NATURE OF
                                                                                       BENEFICIAL OWNERSHIP         PERCENT
     Michael W. Hawkins, Chairman and Chief Executive Officer                               2,675,200(3)(4)          25.4%

     Willis Kilpatrick, Director                                                              251,000(5)             2.4%
     Steves Rodriguez, Chief Financial Officer, Treasurer                                     151,000(6)             2.1%
     Thomas Amon, Secretary                                                                 1,000,000(7)             9.5%

     Paul Janssens                                                                          1,500,000(8)             20.4%
     Avante Holding Group, Inc                                                              2,150,120(9)(10)         20.4%
                                                                                           ----------                -----
     All officers and directors as a group (4 persons)                                      4,077,200                38.7%



*Represents less than 1% of all issued and outstanding voting stock of ACC.
    (1)Unless otherwise noted, the address of each person or entity listed is c/o Alternative Construction Company, Inc., 1900 South Harbor City Boulevard, Suite 315, Melbourne, FL 32901.
    (2)Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are currently exercisable or exercisable within 60 days of August 15, 2005, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
    (3)Represents 5,000 shares of common stock owned by Hawkstone, Inc. which is a corporation Mr. Hawkins is a 50% owner, 2,397,700 underlying shares of common stock owned by GAMI, LLC which is a limited liability company Mr. Hawkins and his wife is 100% owner and managing members, and 272,500 shares of common stock owned by Ventures Unlimited, LLC which is a limited liability company Mr. Hawkins is a majority owner..
    (4)Represents 555,200 shares of common stock, 2,120,000 shares of common stock issuable upon conversion of 1,060,000 shares of Series B preferred stock.
    (5)Mr. Kilpatrick's address is 1012 Edgewater Drive, Philadelphia, Mississippi 39350.
    (6)Mr. Rodriguez's address is 11601 Wilshire Boulevard, Suite 2040,
       Los Angeles, CA 90025.
    (7)Mr. Amon's address is 500 Fifth Avenue, Suite 1650, New York, NY 10110.
    (8)Represents 1,500,000 shares of common stock issuable upon conversion of 1,500,000 shares of Series A preferred stock.
    (9)Michael W. Hawkins is the Chairman and Chief Executive Officer and majority shareholder of Avante Holding Group, Inc.
   (10)Represents 1,900,000 shares of common stock issuable upon conversion of 950,000 shares of Series B preferred stock.




                             EXECUTIVE COMPENSATION


    The following table sets forth all the compensation earned by the person serving as the Chief Executive Officer (Named Executive Officer) and each other executive officer whose aggregate compensation was in excess of $100,000 during the fiscal years ended December 31, 2004 and 2003 and the current fiscal year. None of the other officers earned greater than $100,000 in total salary and bonuses during fiscal 2003. These officers are no longer serving in these positions.

                           SUMMARY COMPENSATION TABLE

                                                                                                         LONG TERM
                              ANNUAL COMPENSATION(1)(3)                                              COMPENSATION AWARDS
     NAME AND PRINCIPAL              FISCAL                                                SECURITIES                 ALL OTHER
          POSITION                    YEAR                   SALARY        BONUS       UNDERLYING OPTIONS          COMPENSATION (2)
Paul Janssens                       12/31/05              $          0        -
Chairman and Chief                  12/31/04              $    150,388        -                -0-                   $    14,744
Executive Officer                   12/31/03              $     28,362        -                -0-                   $     1,000

Michael W. Hawkins                  12/31/05              $     56,000        -                -0-                   $         0
Chairman and Chief
Executive Officer

Steves Rodriguez                    12/31/05              $     30,000        -                -0-                   $         0
Chief Financial Officer and
Director



  (1)The amounts reflected in the above table do not include any amounts for perquisites and other personal benefits extended to the Named Executive Officer.

  (2)Mr. Janssens resigned as CEO of the Company's predecessor on January 21, 2005.

  (3)The amounts reflected for the fiscal year ending December 31, 2005 includes salary for January 31, 2005 through July 31, 2005.


EMPLOYMENT AGREEMENTS


        Following the acquisition, ACC brought in its own management staff while retaining two members of the ACT management, Charles Young and Joseph Deming.

    In April 2005, our board of directors appointed Michael W. Hawkins as our Chief Executive Officer. Mr. Hawkins is not an employee of the Company and is not compensated for this position but is compensated under a consulting agreement for services other than those of Chief Executive Officer.

    In January 2005, our board of directors appointed Steves Rodriguez as our Chief Financial Officer and Treasurer. Mr. Rodriguez serves under a consulting agreement and is not an employee of the Company.

DIRECTOR'S COMPENSATION

    Our directors do not receive any stated salary for their services as directors or members of committees of the board of directors, but by resolution of the board, a fixed fee may be allowed for attendance at each meeting. Directors may also serve the company in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity. Upon their election to the board, non-employee directors are paid $1,500 per day on days board meetings are held, with an annual limit of $4,000. Reasonable travel expenses are reimbursed.

STOCK OPTION PLAN

The Alternative Construction Company, Inc, Year 2005 Stock Option Plan was approved by the Board of Directors in October 2004 and was subsequently approved by a meeting of the Shareholders. The plan allocated 4,000,000 shares of common stock towards the Stock Plan, authorizing the Board of Directors to distribute the Stock Options under its guidance and direction. The Board of Directors initially issued 2,000,000 Options to five key management and officers of the company reserving the remaining 2,000,000 for future allocations. 400,000 was issued without vesting, 700,000 after a year of continuous work, 700,000 after two years of continuous work, and 200,000 after three years of continuous work.

                       ORGANIZATION WITHIN PAST FIVE YEARS

    Our current directors may be considered founders or promoters. The consideration paid to our directors is discussed elsewhere in this prospectus.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Paul Janssens, the former CEO and Chairman of ACT, contracted with ACC for the assignment of the United States rights to the ACT product patents in exchange for 1,500,000 shares of Series A preferred stock. By virtue of the acquisition of ACT by ACC, the United States rights to the ACT product patents formerly held by Paul Janssens have become the property of ACC.


    The scope of the Exclusive Investment Banking Services Agreement between the Company and Avante provides "... services including the merger of the Company with or into another entity, or the sale of part or all of the Company's fixed, technology or intangible assets including the Company's IT product(s), its website and any related systems.". The Agreement compensates Avante using the Double Lehman Formula (10% of the first million, 8% of the second million, 6% of the third million, 4% of the fourth million and 2% for all amounts over $4 million) for all transactions. Additionally, the Agreement provides a fixed 2% expense account for out-of-pocket expenses to be paid in conjunction with the stated Transaction Fees.


    The Consulting Agreement between the Company and Avante provides the Company with a Vice President of Finance. The monthly fee is $8,000 under a term of three years commencing October 24, 2004 with a renewable three-year term. If the Company meets certain revenue and/or profitability levels, the Agreement provides a bonus structure.

    The Revolving Credit Agreement between the Company and Avante provides the Company with a $500,000 line of credit with interest at the rate of prime plus 4%. The term of the Agreement is from November 1, 2004 through October 31, 2005. The lender can extend the Agreement for one year at its option.

    The Sales Commission Agreement between the Company and Avante provides Avante with a commission of $.10 per square foot for any sales of ACTech Panels(TM) and/or any other affiliate's product and/or services. The term of the Agreement is for five years with two automatic renewable terms of five years each effective January 20, 2005.

    The Compliance Consulting Agreement between the Company and Avante provides the Company with specialized corporate compliance in regards to the Company's product(s) and the required regulatory issues and other areas construed as compliance. The monthly fee for said services is $20,833.33 per month for a three-year period with one automatically renewable three-year term. The Agreement has various rate increase clauses and a clause for the conversion of fees to the stock of the Company. This Agreement was effective August 1, 2005.

    ProSteel Builders Corporation, a majority controlled company of ACC, entered into a Management Agreement with Alternative Construction Partners, LLC, a Georgia Limited Liability Company based in Palmetto, Georgia on August 15, 2005 to provide contractor and administrative management services to ProSteel utilizing their expertise to build residential and commercial projects utilizing the product of ACC. GAMI, LLC, a Florida Limited Liability Company is a member of Alternative Construction Partners.

    ACC contracts Steves Rodriguez, CPA, as its Chief Financial Officer and Director. Mr. Rodriguez is a Partner with London & Company, a California CPA firm. Mr. Rodriguez's firm bills the Company on a monthly basis for a set fee of $5,000.


    The Law Offices of Thomas G. Amon, New York, New York, represents ACC on certain legal matters. Thomas G. Amon a principal in that firm owns 1,000,000 common shares of Company stock.



                              SELLING SHAREHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, the selling stockholders will not continue to own any shares of our common stock.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.


                                                                     UNDERLYING
                                                      UNDERLYING       COMMON                       UNDERLYING
                                                    COMMON SHARES     SHARES OF      UNDERLYING       COMMON      TOTAL
                                                     OF SERIES A      SERIES B     COMMON SHARES     SHARES OF    UNDERLYING
RESTRICTED SHAREHOLDERS                  COMMON       PREFERRED       PREFERRED     OF WARRANTS       OPTIONS     SHARES
Ventures Unlimited LLC                     272,500                                                                      272,500
GAMI LLC                                   297,700                      2,120,000                        400,000      2,817,700
Avante Holding Group, Inc                  382,195                      1,900,000         155,000                     2,437,195
Paul Janssens                              200,000       1,500,000                                                    1,700,000
John Fischer                                     0                                        250,000                       250,000
Harry C. Stone II                          200,000                                                                      200,000
Lift Station, Inc.                         310,000                                        425,000                       735,000
Thomas G. Amon                           1,000,000                                                                    1,000,000
Willis Kilpatrick                          461,290                                                                      461,290
Steves Rodriguez                           158,548                                                                      158,548
John Julian                                 12,150                                                                       12,150
Peter Baker                                  4,500                                                                        4,500
Joseph Deming                              101,000                                                                      101,000
Keith Deming                                50,500                                                                       50,500
Charles Young                              151,500                                                                      151,500
Derek Young                                 50,500                                                                       50,500
Bruce Harmon                               251,250                                         25,000                       276,250
Joey Evans                                  10,100                                                                       10,100
Carol Ash                                      100                                                                          100
Austin Woods                                10,100                                                                       10,100
Mallena Urban                               15,100                                                                       15,100
Ben Lamm                                    10,000                                                                       10,000
Jennifer English                            10,100                                                                       10,100
Anthony Francel                            251,750                                         25,000                       276,750
Christian L. Rishel                        100,330                                        270,000                       370,330
Jayson Benoit                               25,250                                         10,000                        35,250
Jason Dieterle                              25,250                                                                       25,250
Gina Bennett                                25,000                                                                       25,000
Leigh Gerke                                 25,250                                                                       25,250
21st Century, LLC                           90,000                                                                       90,000
Elcid                                      100,000                                        100,000                       200,000
R.A. Hank Henry                             10,000                                                                       10,000
Joseph Sorci                                10,000                                                                       10,000
Wenjun Li                                   10,000                                                                       10,000
Valli Sorci                                 10,000                                                                       10,000
Cecil Harmon                                 9,000                                                                        9,000
Jeffrey B. Saturday                          1,000                                                                        1,000
Paul M. Snelling                             1,000                                                                        1,000
Alex L. Dixon                                1,000                                                                        1,000
Stephen V. Williams                          1,000                                                                        1,000
Danny A. Toth                                1,000                                                                        1,000
Stephen F. Ginn                              1,000                                                                        1,000
Benjamin C. Harris                           1,000                                                                        1,000
Gary Wilshire                               25,000                                                                       25,000
Christine Shaw                                   0                                         20,000                        20,000
Keith S. Fairchild & Associates              1,000                                                                        1,000
Margaret Williams                            1,000                                                                        1,000
Debi Pettigrew                               1,000                                                                        1,000
Joseph Nicolosi                              1,000                                                                        1,000
New Century Structures, Inc.                     0                                        100,000                       100,000
Brekka I, Corp                                   0                                        750,000                       750,000
Northwest Services, Ltda.                  154,100                                        550,000                       704,100
James C. Hawkins                                 0                                        170,000                       170,000
Edward C. Beshara                                0                                         25,000                        25,000
Shannon Kane                                     0                                                                            0
John A. Depizzo Jr.                              0                                                                            0
James M. Beshara                                 0                                        110,000                       110,000
Antoinette C. Pace                               0                                         15,000                        15,000
Cynthia Ariel Stone                          1,000                                                                        1,000
Rose E. Stone                                1,000                                                                        1,000
Saturday Enterprises, Inc                  100,000                                                                      100,000
B&L Developing, LLC                        100,000                                                                      100,000
Skeeter Enterprises, LLC                   100,000                                                                      100,000
Pilot Management Group, LLC                100,000                                                                      100,000
DAT Holding Group, LLC                     100,000                                                                      100,000
Ginn Enterprises, LLC                      100,000                                                                      100,000
Sundown Enterprises, LLC                   100,000                                                                      100,000
JMB Associates                             332,388                                                                      332,388
-------------------------------------- ------------ --------------- -------------- --------------- -------------- --------------
TOTAL                                    5,875,451       1,500,000      4,020,000       3,000,000        400,000     14,795,451
====================================== ============ =============== ============== =============== ============== ==============

                                        % OF OWNERSHIP                                   % OF OWNERSHIP
                                        BEFORE            SHARES         SHARES          AFTER
                                        REGISTRATION     COVERED UNDER   REMAINING       REGISTRATION
                                        SALE, ASSUMING   THIS            AFTER SB-2      SALE, ASSUMING
                                        ALL SHARES ARE   REGISTRATION    REGISTRATION    ALL SHARES ARE
RESTRICTED SHAREHOLDERS                 SOLD             AGREEMENT       SELL            SOLD
Ventures Unlimited LLC                            1.84%         22,500        250,000              1.69%
GAMI LLC                                         19.04%         11,350      2,806,350             18.97%
Avante Holding Group, Inc                        16.47%        337,195      2,100,000             14.19%
Paul Janssens                                    11.49%        200,000      1,500,000             10.14%
John Fischer                                      1.69%        250,000              -              0.00%
Harry C. Stone II                                 1.35%              -        200,000              1.35%
Lift Station, Inc.                                4.97%        425,000        310,000              2.10%
Thomas G. Amon                                    6.76%         10,000        990,000              6.69%
Willis Kilpatrick                                 3.12%        210,290        251,000              1.70%
Steves Rodriguez                                  1.07%          8,548        150,000              1.01%
John Julian                                       0.08%         12,150              -              0.00%
Peter Baker                                       0.03%          4,500              -              0.00%
Joseph Deming                                     0.68%          1,000        100,000              0.68%
Keith Deming                                      0.34%            500         50,000              0.34%
Charles Young                                     1.02%          1,500        150,000              1.01%
Derek Young                                       0.34%            500         50,000              0.34%
Bruce Harmon                                      1.87%         26,250        250,000              1.69%
Joey Evans                                        0.07%            100         10,000              0.07%
Carol Ash                                         0.00%            100              -              0.00%
Austin Woods                                      0.07%            100         10,000              0.07%
Mallena Urban                                     0.10%            100         15,000              0.10%
Ben Lamm                                          0.07%            100          9,900              0.07%
Jennifer English                                  0.07%            100         10,000              0.07%
Anthony Francel                                   1.87%         26,250        250,500              1.69%
Christian L. Rishel                               2.50%        270,330        100,000              0.68%
Jayson Benoit                                     0.24%         10,250         25,000              0.17%
Jason Dieterle                                    0.17%            250         25,000              0.17%
Gina Bennett                                      0.17%              -         25,000              0.17%
Leigh Gerke                                       0.17%            250         25,000              0.17%
21st Century, LLC                                 0.61%              -         90,000              0.61%
Elcid                                             1.35%        100,000        100,000              0.68%
R.A. Hank Henry                                   0.07%              -         10,000              0.07%
Joseph Sorci                                      0.07%              -         10,000              0.07%
Wenjun Li                                         0.07%              -         10,000              0.07%
Valli Sorci                                       0.07%              -         10,000              0.07%
Cecil Harmon                                      0.06%          4,000          5,000              0.03%
Jeffrey B. Saturday                               0.01%          1,000              -              0.00%
Paul M. Snelling                                  0.01%          1,000              -              0.00%
Alex L. Dixon                                     0.01%          1,000              -              0.00%
Stephen V. Williams                               0.01%          1,000              -              0.00%
Danny A. Toth                                     0.01%          1,000              -              0.00%
Stephen F. Ginn                                   0.01%          1,000              -              0.00%
Benjamin C. Harris                                0.01%          1,000              -              0.00%
Gary Wilshire                                     0.17%              -         25,000              0.17%
Christine Shaw                                    0.14%         20,000              -              0.00%
Keith S. Fairchild & Associates                   0.01%              -          1,000              0.01%
Margaret Williams                                 0.01%              -          1,000              0.01%
Debi Pettigrew                                    0.01%              -          1,000              0.01%
Joseph Nicolosi                                   0.01%              -          1,000              0.01%
New Century Structures, Inc.                      0.68%        100,000              -              0.00%
Brekka I, Corp                                    5.07%        750,000              -              0.00%
Northwest Services, Ltda.                         4.76%        550,000        154,100              1.04%
James C. Hawkins                                  1.15%        170,000              -              0.00%
Edward C. Beshara                                 0.17%         25,000              -              0.00%
Shannon Kane                                      0.00%              -              -              0.00%
John A. Depizzo Jr.                               0.00%              -              -              0.00%
James M. Beshara                                  0.74%        110,000              -              0.00%
Antoinette C. Pace                                0.10%         15,000              -              0.00%
Cynthia Ariel Stone                               0.01%              -          1,000              0.01%
Rose E. Stone                                     0.01%              -          1,000              0.01%
Saturday Enterprises, Inc                         0.68%              -        100,000              0.68%
B&L Developing, LLC                               0.68%              -        100,000              0.68%
Skeeter Enterprises, LLC                          0.68%              -        100,000              0.68%
Pilot Management Group, LLC                       0.68%              -        100,000              0.68%
DAT Holding Group, LLC                            0.68%              -        100,000              0.68%
Ginn Enterprises, LLC                             0.68%              -        100,000              0.68%
Sundown Enterprises, LLC                          0.68%              -        100,000              0.68%
JMB Associates                                    2.25%        332,388              -              0.00%
--------------------------------------  ---------------- --------------- --------------- ----------------
TOTAL                                                        3,969,301     10,782,850
======================================  ================ =============== =============== ================

None of the selling shareholders are registered broker-dealers or affiliated with a registered broker-dealer.



        (1) All selling shareholders, other than debt conversion [consisting of Avante Holding Group, Inc (122,360 shares), Paul Janssens (200,000 shares), James Beshara (332,388), Steves Rodriguez (7,548), and Willis Kilpatrick (210,290)] and warrant holders, were issued shares as part of founders stock.

        (2) Christian Rishel, J. Jason Dieterle, and Jayson Benoit are current minority shareholders of Avante Holding Group, Inc., and/or hold officer positions within Avante Holding Group, Inc.

              Leigh Gerke, Anthony Francel, Bruce Harmon and Gina Bennett are current employees or consultants of Avante Holding Group, Inc.

              Willis Kilpatrick has invested and served as a strategic partner in Integrity Messenger Corporation and Global Fasteners Technologies, LLC in which Avante Holding Group, Inc and/or Michael Hawkins has incubated.

              Avante Holding Group, Inc raised capital on behalf of Global Resources and Solutions Corporation, which is majority controlled by John Julian and Peter Baker.



                              PLAN OF DISTRIBUTION

    We will not receive any proceeds from the sale of the shares covered by this prospectus. The shares are being offered on behalf of the selling shareholders. The shares may be sold or distributed from time to time by the selling shareholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, the Company must file a prospectus supplement identifying such successors as selling stockholders.

    The sale of the shares may be effected in one or more of the following methods:

    o on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;
    o in the over-the-counter market;
    o in transactions otherwise than on such exchanges or services in the over-the-counter market;
    o through the writing of options, whether the options are listed on an option exchange or otherwise;
    o in an exchange distribution in accordance with the rules of the applicable exchange;
    o through the settlement of short sales;
    o through privately negotiated transactions or
    o through any other legally available method.


    In addition, any shares that qualify for resale pursuant to Rule 144 of the Securities Act of 1933, as amended (Securities Act) may be sold under Rule 144 of the Securities Act rather than pursuant to this prospectus.

    The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell these securities from time to time pursuant to this prospectus.

    These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

    In addition, the selling shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares which may be resold thereafter pursuant to this prospectus if the shares are delivered by the selling shareholders.

    Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

    The staff of the SEC is of the view that selling security holders who are registered broker dealers or affiliates of registered broker dealers may be underwriters under the Securities Act. The SEC is also of the view that any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling shareholder can presently estimate the amount of such compensation. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered in this prospectus. We know of no existing arrangements between any selling shareholder, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. If a selling shareholder enters into an agreement, after effectiveness, to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, the company must file a post-effective amendment to this registration statement identifying the broker-dealer, providing the required information on the plan of distribution and revise the disclosures in the registration statement, and filing the agreement as an exhibit to the registration.

    The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. The selling shareholders may not effect any sale or distribution of the shares pursuant to this prospectus until after the prospectus has been appropriately amended or supplemented, if required.

    The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act, as amended. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act, as amended if any such broker-dealers purchase shares as principal.

    We have agreed with the selling shareholders holding debentures that we will maintain the effectiveness of this registration statement until the earlier of the sale of all the shares held by such holders or the date on which the shares may be publicly resold under Rule 144(k). No sales may be made using this prospectus after that date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. We can not assure you that the selling shareholders will sell any of the shares offered by this prospectus. We have agreed to indemnify certain selling shareholders against certain liabilities arising under the Securities Act and the Exchange Act.


              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES


    We believe that the indemnification provisions of our Articles of Incorporation and Bylaws will be useful to attract and retain qualified persons as directors and officers. Our Articles of Incorporation limit the liability of directors and officers to the fullest extent permitted by Nevada law. This is intended to allow our directors and officers the benefit of Nevada's corporation law which provides that directors and officers of Nevada corporations may be relieved of monetary liabilities for breach of their fiduciary duties as directors, except under circumstances which involve acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.


    Insofar as indemnification for liabilities arising under the Securities Act of 1993 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                            DESCRIPTION OF SECURITIES

COMMON STOCK

    The holders of ACC's common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the board of directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities. Upon our liquidation, dissolution or winding-up, and after payment of creditors and preferred shareholders, if any, our assets will be divided pro rata on a share-for-share basis among the holders of the shares of common stock. Each share of the common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. We have authorized 100,000,000 shares at $0.0001 par value common stock. As of December 31, 2005, there are 4,994,350 shares issued and outstanding and $5,250,000 warrant subscriptions receivable.

    We entered into registration rights agreements with holders of our restricted common stock and agreed to register for resale for these holders approximately 76,000 shares of common stock, which shares are included in the registration statement of which this prospectus is a part.

PREFERRED STOCK

    Our Articles of Incorporation authorize the issuance of up to 20,000,000 shares of "blank check" preferred stock with such rights and preferences as our board of directors, without further shareholder approval, may determine from time to time. Of these authorized preferred shares, ACC has designated 1,500,000 shares as Series A preferred stock, 3,500,000 shares as Series B preferred stock, and 1,000,000 shares as Series C preferred stock. All preferred stock ranks senior to common stock as to payment of dividends and distribution of assets. Series A and B preferred stock ranks junior to Series C preferred stock, and Series B preferred stock ranks junior to Series A preferred stock, as to payment of dividends and distribution of assets. All three series of preferred stock have a liquidation value of $1.00 per share. Series A and C preferred shares are convertible into common stock on a one-for-one basis, while Series B preferred shares are convertible on a one-for-two basis, and, all have voting rights equivalent to the common stock into which they are convertible.

    Holders of our Series A preferred stock have certain registration rights pertaining to their underlying shares of common stock; however, the Company believes that its obligations to register the stock are moot since the holders of those shares will be able to convert and sell under Rule 144 prior to the expiration of time required by the Company to file such registration. The terms of the Series B preferred stock provide that shares issuable upon conversion of the Series B preferred stock may be registered for resale at the sole discretion of the Company.

CONVERTIBLE NOTES

    On September 20, 2004 Quality Metal Systems, LLC renewed an agreement with Merchants and Planters Bank of Bolivar, Tennessee in the amount of $88,754.97 at an interest rate of 7.5% annually and a maturity date of September 20, 2006. As part of the Asset Purchase Agreement consummated by the Company, whereby it acquired all of the assets of Quality Metal Systems on January 21, 2005, the Company assumed the liability under the terms and conditions of the Agreement between Merchants and Planters Bank and Quality Metal Systems, LLC.

    On November 1, 2004 the Company entered into a Revolving Credit Line Agreement with Avante Holding Group, Inc providing up to five hundred thousand dollars ($500,000) in working capital. The term of the agreement is one year with automatic one-year extensions unless terminated 60 days in advance. The interest rate is four percent plus Prime Rate, payable on a quarterly basis. As of June 30, 2005 the current outstanding balance was three hundred eight thousand one hundred and eighty-four dollars and seventeen cents ($308,184.17).

    On January 22, 2005 the Company entered into a convertible promissory note with Willis Kilpatrick in the amount of ninety-three thousand eight hundred and eighty-eight dollars ($93,888) with a one year maturity date at an interest rate of 18 percent per year. The total interest due, as of August 30, 2005, is eleven thousand two hundred and sixty-five dollars ($11,265). In accordance with the terms of the agreement, the debentures, with accrued interest, will be converted into common stock of the Company during an initial SB-2 filing process. The Company retains the right to pay the note in its entirety with the consent of the lender. The note converts at $0.50 per share and contains no anti-dilution clauses. The term of the debenture is one year.

    The Company entered into two convertible promissory notes with JMB & Associates, LLC, in the amount of two hundred and fifty thousand dollars ($250,000) and three hundred and eighty-thousand dollars ($380,000) with maturity dates of September 30, 2005. The first debenture was signed on February 23, 2005 and contained an interest amount of 18% per year. The second debenture of $380,000 was signed on June 30, 2005 containing an annual interest rate of 18 percent. The consolidated total interest due as of August 30, 2005 is thirty-four thousand seven hundred and seventy-five dollars ($34,775). In accordance with the terms of the agreement, the debentures, with accrued interest, will be converted into common stock of the Company during an initial SB-2 filing process. The Company retains the right to pay the note in its entirety with the consent of the lender. The note converts at $2.00 per share and contains no anti-dilution clause.

    The Company entered into an amended and restated convertible promissory note with Paul Janssens, the previous owner of ACT, on June 30, 2005 in the amount of Six Hundred Twenty-Nine Thousand Eight Hundred and Ninety-Four Dollars and Sixty Cents ($629,894.60) with a maturity date of August 30, 2005. The amended and restated promissory note replaces a previous amended and restated promissory note dated March 10, 2005, which null and voided the original Promissory Note signed at the closing of the acquisition on January 21, 2005. In accordance with the terms of the agreement Five Hundred Twenty-Nine Thousand Eight Hundred and Ninety-Four Dollars and Sixty Cents ($529,894.60) with NO accrued interest, will be converted into common stock of the Company during an initial SB-2 filing process. The remaining portion of the promissory note may be converted at the option of the holder. The Company retains the right to pay the note in its entirety with the consent of the lender. The note converts at $2.65 per share and contains no anti-dilution clause. The term of the agreement was extended On September 1, 2005 for a period of 90 days.

PENNY STOCK


Our common stock is considered "penny stocks" under the rules the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that:

    - contains a description of the nature and level of risks In the market for penny stocks in both public offerings and secondary trading;
    - contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;
    - contains a toll-free telephone number for inquiries on disciplinary actions;
    - defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and
    - contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.


The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with:


    - bid and offer quotations for the penny stock;
    - the compensation of the broker-dealer and its salesperson in the transaction;
    - the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the marker for such stock; and
    - monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules that require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement.


These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock.


WARRANTS AND STOCK OPTIONS

     WARRANTS

     A total of 3,000,000 warrants were issued on January 25, 2005 to the various individuals/entities identified below. Warrants consists of 500,000 at a $0.50 conversion rate, 500,000 at a $1.00 conversion rate, 500,000 at $1.50 conversion rate, 500,000 at a $2.00 conversion rate, 500,000 at a $2.50 conversion rate, and 500,000 at a $3.00 conversion rate.

WARRANT NO.       WARRANT HOLDER                      SHARES

A-1               Lift Station, Inc.                     225,000
A-2               Northwest Services, Ltda.               75,000
A-3               Anthony Francel                         25,000
A-4               Bruce Harmon                            25,000
A-5               New Century Structures, Inc.           100,000
A-6               John Fischer                            50,000
A-7               James Hawkins                          100,000
A-8               Elcid                                  100,000

A-9               Northwest Services, Ltda.               75,000
A-10              Lift Station, Inc.                      75,000
A-11              John Fischer                            75,000
A-12              Avante Holding Group, Inc               75,000
A-13              Northwest Services, Ltda.               75,000
A-14              Lift Station, Inc.                      75,000
A-15              John Fischer                            75,000
A-16              Brekka I, Corp.                        250,000
A-17              Avante Holding Group, Inc               25,000
A-18              Northwest Services, Ltda.               75,000
A-19              Lift Station, Inc.                      50,000
A-20              John Fischer                            50,000
A-21              Christina Shaw                          20,000
A-22              Northwest Services, Ltda.               50,000
A-23              Avante Holding Group, Inc               30,000
A-24              Christian Rishel                       225,000
A-25              Brekka I, Corp.                        300,000
A-26              Northwest Services, Ltda.              200,000
A-27              Avante Holding Group, Inc               25,000
A-28              Christian Rishel                        45,000
A-29              Brekka I, Corp.                        200,000
A-30              Jayson Benoit                           10,000
A-31              James C. Hawkins                        70,000
A-32              Edward C. Beshara                       25,000
A-33              Shannon Kane                            15,000
A-34              John A. Depizzo Jr.                     10,000
A-35              Antoinette C. Pace                      15,000
A-36              James Beshara                           85,000
                                                       ---------
                  TOTAL:                               3,000,000



     STOCK OPTIONS

    We have issued options to purchase 2,000,000 shares of common stock to independent consultants at exercise prices ranging from $0.25 to $0.75 per share. 400,000 of these options are currently exercisable with the remaining options to expire at varying times between October 24, 2005 and January 31, 2008.


REGISTRATION RIGHTS AGREEMENTS


     Registration Rights of the Holders of Debentures and Related Warrants. We entered into a registration rights agreements with the holders of the debentures and related warrants pursuant to which we are including in this registration statement a total of 886,301 shares of common stock issuable upon conversion of the debentures and that may be issuable under the debentures on account of interest payments and certain anti-dilution adjustments, and 3,000,000 shares of common stock that are issuable upon exercise of the warrants. If the registration statement is not declared effective within 60 days of the filing date (or 135 days from the filing date if it is reviewed by the SEC), or if sales of the shares may not be made pursuant to the registration statement after effectiveness, or the common stock ceases to be traded on the OTCBB or, if applicable, a national securities exchange or NASDAQ, the Company will be obligated to pay to each holder of the debentures or the securities underlying the debentures or the warrants an amount equal to the original principal amount of the debentures, multiplied by the Applicable Percentage (defined below) times:


          (i) the number of months (prorated for partial months) after the end of the aforementioned 135 day period and prior to the date the registration statement is declared effective by the SEC, exclusive of delays attributable to the investors; or

         (ii) the number of months (prorated for partial months) that sales of all of the registered shares cannot be made pursuant to the registration statement after the registration statement has been declared effective, excluding certain allowed delays as provided in the agreement; or

         (iii) the number of months (prorated for partial months) that the common stock is not listed or included for quotation on the OTCBB, NASDAQ or a national securities exchange, or that trading in the common stock is halted after the registration statement has been declared effective.

    The "Applicable Percentage" means (i) one percent during the first 30 days that any of the foregoing events has occurred and is continuing, and (ii) two percent after the first 30 days that any of the foregoing events has occurred and is continuing.

    The registration rights agreement also provides for piggyback registration rights if we fail to file the mandatory registration statement or fail to maintain its effectiveness until the earlier of (i) the date on which all of the shares of common stock underlying the debentures and the related warrants have been sold and (ii) the date such shares may be sold under Rule 144(k).

    ACC and the holders of the debentures and related warrants have agreed to indemnify each other for certain acts or omissions of the indemnifying party in connection with the registration of the registered shares.


    OTHER REGISTRATION RIGHTS. We have included in this registration statement 83,000 shares of common stock held by certain shareholders, and no shares of common stock issuable upon exercise of outstanding warrants, pursuant to piggy-back registration rights provisions contained in related registration rights agreements and/or warrants. Those agreements do not contain damages provisions or other penalties for failure to obtain or maintain effectiveness of the registration statement. Certain of the registration rights provisions provide for cross-indemnification for certain acts or omissions of the indemnifying party in connection with the registration of the shares.


TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock and our preferred stock is Madison Stock Transfer Company, PO Box 290-145, Brooklyn, New York 11229.

INDEMNIFICATION AND LIMITED LIABILITY PROVISIONS

    We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided in that statute. Our Articles of Incorporation require the company to indemnify each of our directors and officers against liabilities imposed upon them (including reasonable amounts paid in settlement) and expenses incurred by them in connection with any claim made against them or any action, suit or proceeding to which they may be a party by reason of their being or having been a director or officer of the company. We maintain officer's and director's liability insurance coverage with limits of liability of $1,000,000. There can be no assurance that such insurance will be available in the future, or that if available, it will be available on terms that are acceptable to us. Furthermore, there can be no assurance that the insurance coverage provided will be sufficient to cover the amount of any judgment awarded against an officer or director (either individually or in the aggregate). Consequently, if such judgment exceeds the coverage under the policy, then we may be forced to pay such difference.

    We intend to enter into indemnification agreements with each of our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Management believes that such indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                     EXPERTS

    The financial statements as of and for the year ended December 31, 2004 and 2003 included in this prospectus have been so included in reliance on the report of Liebman Goldberg & Drogin, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL OPINION

    The Law Offices of Thomas G. Amon has rendered an opinion with respect to the validity of the shares of common stock covered by this prospectus.

                        INDEX TO THE FINANCIAL STATEMENTS



                                                                                                                        PAGE
Report of Independent Registered Public Accounting Firm                                                                  F-2
Combined Balance Sheets as of December 31, 2004 and 2003                                                                 F-3
Combined Statements of Operations - for the years ended December 31, 2004 and 2003                                       F-4
Combined Statements of Cash Flows for the years ended December 31, 2004 and 2003                                         F-5
Combined Statements of Changes in Shareholders' Equity for years ended December 31, 2004 and 2003                        F-6
Notes to Combined Financial Statements                                                                                   F-7
Interim Consolidated Financial Statements (Unaudited)                                                                   F-13
Notes to Combined Financial Statements                                                                                  F-25

To the Board of Directors and Member
Alternative Construction Technologies Corp.
Quality Metal Systems LLC
Melbourne, Florida


We have audited the accompanying combined balance sheets of Alternative Construction Technologies Corp. and Quality Metal Systems LLC as of December 3 1, 2004 and 2003 and the combined related statements of operations, retained earnings and members' deficit and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Alternative Construction Technologies Cop. And Quality Metal Systems LLC as of December 3 1, 2004 and 2003, and the results of its combined operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has negative working capital, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are discussed in the Notes to financial statements.

Liebman Goldberg & Drogin, LLP
Garden City, New York

March 29, 2005

                ALTERNATIVE CONSTRUCTION TECHNOLOGIES CORPORATION
                            QUALITY METAL SYSTEMS LLC

                             COMBINED BALANCE SHEETS

                                  DECEMBER 31,




                                                                                            2004                        2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                            $          38,597            $         44,032
Accounts receivable - trade                                                                     87,703                      52,814
Inventories                                                                                    105,137                     148,859
Prepaid expenses and other                                                                      24,675                      14,372
TOTAL CURRENT ASSETS                                                                           256,112                     260,077
PROPERTY, PLANT AND EQUIPMENT - less accumulated depreciation                                  656,988                     682,714
TOTAL ASSETS                                                                         $         913,100            $        942,791
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Mortgage payable - current                                                           $          13,233            $         94,770
Accounts payable                                                                                86,949                     117,963
Accrued expenses and taxes                                                                      50,616                      22,668
Deferred revenue                                                                                12,000                           0
TOTAL CURRENT LIABILITIES                                                                      162,798                     235,401
Mortgage payable - non-current                                                                  72,365                           0
TOTAL LIABILITIES                                                                              235,163                     235,401
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Common stock                                                                                       500                         500
Additional paid-in capital                                                                   7,346,262                   6,486,715
Retained earnings deficit and member deficit                                               (6,668,825)                 (5,779,825)
TOTAL SHAREHOLDERS' EQUITY AND MEMBER DEFICIT                                                  677,937                     707,390
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           $         913,100            $        942,791





             See accompanying independent auditors report and notes to combined financial statements.

                ALTERNATIVE CONSTRUCTION TECHNOLOGIES CORPORATION
                            QUALITY METAL SYSTEMS LLC


                        COMBINED STATEMENTS OF OPERATIONS

                        FOR THE YEARS ENDED DECEMBER 31,



                                                                                   2004                                2003
Net sales                                                                   $       1,161,751                    $        920,156
Cost of sales                                                                       1,331,567                           1,144,858
GROSS (LOSS)                                                                         (169,816)                           (224,702)
OPERATING EXPENSES:
Selling and delivery                                                                   55,692                             108,610
General and administrative                                                            656,762                             686,518
TOTAL OPERATING EXPENSES                                                              712,454                             795,128
OPERATING LOSS                                                                       (882,270)                         (1,019,830)
Interest expense                                                                        6,730                              36,706
NET LOSS                                                                    $        (889,000)                   $     (1,056,536)


             See accompanying independent auditors report and notes to combined financial statements.

                ALTERNATIVE CONSTRUCTION TECHNOLOGIES CORPORATION
                            QUALITY METAL SYSTEMS LLC

         COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY AND MEMBER DEFICIT

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003




                                                                                            TOTAL
                                                                 RETAINED EARNINGS      SHAREHOLDERS'
                                                                   (DEFICIT) AND         EQUITY AND
                                          ADDITIONAL PAID-IN       MEMBER DEFICIT      MEMBER DEFICIT
                              COMMON           CAPITAL
                               STOCK
Balance, January 1, 2003    $      500     $     5,116,995           $   (4,723,289)      $    394,206
Member contributed                                  10,000                                      10,000
capital

Shareholder loans                                1,359,720                                   1,359,720

Net loss                                                                 (1,056,536)        (1,056,536)
                             ----------     ---------------           ---------------      ------------

Balance, December 31,       $      500     $     6,486,715           $   (5,779,825)      $    707,390
2003

Shareholder loans                                  859,547                                     859,547

Net loss                                                                   (889,000)          (889,000)
                             ----------     ---------------           ---------------      ------------
Balance, December 31,       $      500     $     7,346,262           $   (6,668,825)      $    677,937
2004

             See accompanying independent auditors report and notes to combined financial statements.

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                            QUALITY METAL SYSTEMS LLC

                        COMBINED STATEMENTS OF CASH FLOWS

                        FOR THE YEARS ENDED DECEMBER 31,



                                                                                         2004                         2003
CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss)                                                                         $        (889,000)           $     (1,056,536)
                                                                                    -----------------            ----------------
Adjustments to reconcile net loss to net cash provided by operations activities:
   Depreciation and amortization                                                              44,185                     144,184
Changes in assets and liabilities:
   Accounts receivable - trade                                                               (34,889)                    (10,828)
   Inventories                                                                                43,722                      43,443
   Prepaid expenses and other current assets                                                 (10,303)                    (14,372)
   Accounts payable                                                                          (31,014)                     81,447
   Accrued expenses and taxes payable                                                         27,948                      22,668
   Deferred revenue                                                                           12,000                           0
                                                                                    -----------------            ----------------
       Total adjustments                                                                      51,649                     266,542
                                                                                    -----------------            ----------------
       Net cash (used in) operating activities                                              (837,351)                   (789,994)
                                                                                    -----------------            ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of mortgage                                                                      (9,172)                    (14,846)
   Shareholder advances/paid-in capital                                                      841,088                     780,009
                                                                                    -----------------            ----------------
       Net cash provided by financing activities                                             831,916                     765,163
                                                                                    -----------------            ----------------
Net decrease in cash and cash equivalents                                                     (5,435)                    (24,831)
Cash and cash equivalents, beginning of year                                                  44,032                      68,863
                                                                                    -----------------            ----------------
Cash and cash equivalents, end of year                                             $          38,597            $         44,032
                                                                                    -----------------            ----------------


             See accompanying independent auditors report and notes to combined financial statements.

                ALTERNATIVE CONSTRUCTION TECHNOLOGIES CORPORATION
                            QUALITY METAL SYSTEMS LLC


                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                DECEMBER 31, 2004


NOTE 1 - BASIS OF FINANCIAL STATEMENT PRESENTATIONS:

The combined financial statements include the accounts of Alternative Construction Technologies Corp. ("ACTC") and Quality Metal Systems LLC ("Qual"). ACTC, an S-Corporation was formed as a Delaware Corporation in 1997. Qual is a single-member Florida Limited Liability Company formed in 2002. The financial statements of these entities (collectively referred to as the "Company") are presented on a combined basis due to common ownership and control. All significant intercompany balances and transactions have been eliminated.


NOTE 2 - OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:


DESCRIPTION OF BUSINESS:

ACTC designs and manufactures wall and roof panels used in residential, commercial and other infrastructures. In 2003, the sole member of Qual contributed all fixed assets (including the building) to Qual.

REVENUE RECOGNITION:

Sales are recognized upon the shipment of finished goods to customers. Allowances for cash discounts and returns are recorded in the period in which the related sale is recognized.

USE OF ESTIMATES:

The Financial statements are prepared in accordance with accounting principles generally accepted in the United States. The accounting principles used require the Companies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting periods presented. The Company believes in the quality and reasonableness of its critical accounting policies; however, it is likely that materially different amounts would be reported under different conditions or using assumptions different from those that the Company has consistently applied.

CASH AND CASH EQUIVALENTS:

The Company considers all highly liquid cash instruments purchased with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE:

Accounts receivable are uncollateralized customer obligations due for products sold. The accounts receivable are due under normal trade terms requiring payment within 30 days from the invoice date. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible and any balances determined to be uncollectible are written off. Although no assurance can be given as to the collectibility of the accounts receivable, based on the information available, management believes all balances are collectible.

INVENTORIES:

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

ADVERTISING COSTS:

Advertising costs are charged to expense in the year incurred and amounted to approximately $1,258 and $1,610 for the years ended December 31, 2004 and 2003, respectively.

PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION:

Property, plant and equipment is stated at cost. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the assets for both financial reporting and income tax purposes.

LONG-LIVED ASSETS:

Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. No such impairment existed through December 31, 2004.

TAXES ON INCOME:

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this standard, deferred taxes on income are provided for those items for which the reporting period and methods for income tax purposes differ from those used for financial statement purposes using the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

DERIVATIVES:

All derivatives, including foreign currency exchange contracts, are recognized in the statement of financial position at their fair value. Derivatives that are not hedges are recorded at fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of underlying assets or liabilities through earnings or recognized in other comprehensive earnings until the underlying hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is to be immediately recognized in earnings.

CONCENTRATION OF CREDIT RISK:

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of temporary cash investments and accounts receivable.

The Company places its temporary cash investments with financial institutions insured by the FDIC.

Concentrations of credit risk with respect to trade receivables are limited due to the diverse group of customers to whom the Companies sell. The Companies review a customer's credit history and other public information where available before extending credit. The Companies have not established an allowance for doubtful accounts as none is considered necessary, based upon factors such as the credit risk of specific customers, historical trends, other information and past bad debt history which has been immaterial and within the Company's expectations. Although, the Company has been dependent on a limited member of suppliers related to its manufacturing, it does not believe that there would be an adverse effect if the current suppliers would limit deliveries. There are other suppliers to provide adequate supplies for manufacture.

SHIPPING AND HANDLING COSTS:

The Company has included freight out as a component of selling and delivery expenses which amounted to $34,995 and $50,566 for the years ended December 31, 2004 and 2003, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate fair value because of the current nature of these instruments. The carrying amounts of debt instruments approximate fair value based upon the terms of the instruments. The fair value of the loans due to and from affiliates and shareholders are difficult to estimate due to their related party nature.

RECENT ACCOUNTING POLICIES:

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". FAS No. 149 amends FAS No. 133 for decisions made by the FASB's Derivatives Implementation Group, other FASB projects dealing with financial instruments, and in response to implementation issues raised in relation to the application of the definition of a derivative. This statement is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of FAS 149 did not have a material effect on our financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("Statement 150"). The statement establishes standards for how a company classifies and measures in it statement of financial position certain financial instruments with characteristics of both liability and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities.

The Company has not entered into any financial instruments within the scope of Statement 150, nor do we currently hold any financial instruments within its scope.

GOODWILL AND LONG-LIVED ASSETS:

In July 2001, the FASB issued Statements of Financial Accounting Standards No. 142, ("Goodwill and other Intangible Assets"). Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently, if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company intends to adopt this standard and, accordingly, those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives will not be amortized. Additionally, in accordance with SFAS No. 142, intangible assets will be evaluated periodically for impairment.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or disposal of Long-Lived assets". The statement supersedes SFAS No. 121 and Accounting Principles Board Opinion No. 30 "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Statement retains the fundamental provisions of SFAS No. 121 for the recognition and measurement of impairment.

GOING CONCERN UNCERTAINTY:

The accompanying combined financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. Although the Company has working capital as of December 2004 and 2003, it is minimal and the Company has continuously sustained significant losses from operations, which raise substantial doubt about the Company's ability to continue as a going concern. In view of these matters, realization of the assets of the Company is dependent upon the Company's ability to meet its financing requirements and the success of future operations. The combined financial statements do not include adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Reference is made to Note 12 (Subsequent Event) which discusses the sale of the Company including its property and equipment to a non-related party.

NOTE 3 - INVENTORIES:

Inventories are summarized at December 31, as follows:

                                                                                 2004              2003
                                                                                 ----              ----
                           Raw materials                                        $ 75,546          $ 81,194
                           Finished goods                                         29,591            67,665
                                                                                --------          --------
                                                                                $105,137          $148,859
                                                                                ========          ========

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consists at December 31, of the following:

                                                                                 2004              2003
                                                                                 ----              ----
                  Land and building and improvements                         $   737,976     $     737,976
                  Machinery and equipment                                      1,433,580         1,433,580
                  Furniture and fixtures                                          76,445            76,445
                                                                             -----------     -------------
                                                                               2,248,001         2,248,001
                  Less: accumulated depreciation and
                      amortization                                             1,591,013         1,565,287
                                                                             -----------     -------------
                  Net property and equipment                                 $   656,988     $     682,714
                                                                             ===========     =============

Depreciation and amortization expense was $44,185 for the year ended December 31, 2004 and $144,184 for the year ended December 31, 2003.

NOTE 5 - MORTGAGE PAYABLE:

On May 31, 2002, the Company entered into a mortgage agreement for $111,418 collateralized by the building located in Tennessee. The loan provided for 23 monthly payments of $1,600 and a final payment of $89,714 due June 1, 2004. Interest on the mortgage was at 7.5%. After June 1, 2004, the bank agreed to an extension of the balloon payment. The Company continues to make monthly payments of $1,600. Subsequent to the Company's sale the mortgage was assigned to the purchaser, who is continuing to make monthly payments.

NOTE 6 - SHAREHOLDERS LOAN PAYABLE/ADDITIONAL PAID-IN CAPITAL:

During the years ended December 31, 2004 and 2003, the Company received advances of $859,547 and $759,217, respectively. These advances were used principally to cover payroll and other operating costs. The shareholder previously agreed that all advances would be considered additional paid-in capital.

NOTE 7 - RELATED PARTY TRANSACTION:

Beginning in 2004, the Company leased office space from its shareholder at $1,500 a month. Rent is for office space in Florida. The space is in a non-related facility used by the shareholder. Rent is on a month to month term and all accounting functions for the Company were performed there.

NOTE 8 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL:

                  December 31,                                                   2004              2003
                  ------------                                                   ----              ----
               Common Stock:
                  ACTC - $.001 par value, 10,000,000 shares
                      authorized, 500,000 shares issued                       $      500        $      500

               Additional Paid-in Capital:
                  ACTS - additional capital paid-in on
                      500,000 share issuance                                      49,500            49,500
                  Qual - member capitalization                                    10,000            10,000
                  Shareholder advances                                         7,286,762         6,427,215
                                                                              ----------        ----------
                                                                              $7,346,262        $6,486,715
                                                                              ==========        ==========

NOTE 9 - MAJOR CUSTOMERS:

During the years ended December 31, 2004 and 2003, sales to the Company's four major customers accounted for approximately 86% of revenues and 100% of accounts receivable in 2004 and 48% of revenues and 12% of accounts receivable in 2003.

NOTE 10- TAXES ON INCOME AND RETAINED EARNINGS (DEFICIT):

ACTC and Qual are accrual basis taxpayers. ACTC has elected to be treated as an "S" Corporation, and Qual as a single-member LLC. The 2004 and 2003 losses are reported on the individual tax returns of the shareholders and member. The Company provides for certain State corporate-level income taxes.

NOTE 11- STATEMENT OF CASH FLOWS:

(a) Supplemental disclosures of cash flow information are as follows:

Cash paid during the year for:

Year ended December 31,                                                           2004              2003
                                                                                  ----              ----
Interest                                                                      $    6,730         $  36,706
                                                                               =========          ========
Taxes                                                                         $        -         $       -
                                                                               =========          ========

NOTE 12- SUBSEQUENT EVENT:

On January 21, 2005, a newly formed acquisition Company, known as Alternative Construction Company, Inc. ("ACCI") acquired all the stock of ACTC and substantially all of the assets of Qual. In addition, ACCI received an assignment of all the patents related to production by ACTC which were owned by a shareholder of ACTC. The original purchase agreements entered into on December 14, 2004 between ACCI (purchaser) and ACTC and Qual (sellers) called for the payment of $1,000,000 and issuance of 1,500,000 shares of ACCI Series B Preferred Stock. During the closing transaction and in performing its due diligence, the purchaser ("ACCI") discovered that both companies would require substantial cash infusions to continue operations. The sellers agreed to offset the cash down payment with notes payable of $350,000 due February 19, 2005. On March 10, 2005, the notes were amended and restated with a due date of June 30, 2005. To date, any net balances payable by the purchaser to the sellers have not been made as the purchasers continue to collect accounts receivable and liquidate payables and other obligations.

                      ALTERNATIVE CONSTRUCTION COMPANY, INC

                        CONSOLIDATED FINANCIAL STATEMENTS


                               SEPTEMBER 30, 2005

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.


                                    Contents



                                                                                                         Page
                                                                                                        ------
Consolidated Balance Sheet - September 30, 2005                                                         F22-23
For the Nine Months Ended:
     Consolidated Statement of Operations and Deficit                                                   F-24
     Consolidated Statement of Cash Flows                                                               F-25
     Consolidated Statement of Stockholders' Equity                                                     F-26
     Notes to Consolidated Financial Statements                                                         F-27 - F-37

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2005
--------------------------------------------------------------------------------


                                     ASSETS


Current Assets
     Cash                                                      $             106,995
     Accounts Receivable, Net                                                823,990
     Due From Factor, Net                                                     92,543
     Notes Receivable                                                        308,804
     Other Receivables                                                        39,503
     Inventory                                                               680,401
     Prepaid Expenses                                                         66,575
                                                               ---------------------

                    Total Current Assets                                   2,118,811
                                                               ---------------------

Land                                                                               -
                                                               ---------------------

Property, Plant and Equipment, Net                                         2,949,278
                                                               ---------------------

Other Assets

     Product Consignment                                                      21,155
                                                               ---------------------

                    Total Other Assets                                        21,155
                                                               ---------------------

Intangibles                                                                    1,625
                                                               ---------------------

Total Assets                                                   $           5,090,869
                                                               =====================

                (See Notes to Consolidated Financial Statements)

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2005
--------------------------------------------------------------------------------


                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
     Accounts Payable and Accrued Expenses                     $           1,268,244
     Accrued Payroll and Taxes                                                33,305
     Capital Leases, Current Portion                                           4,223
     Notes Payable, Current Portion                                        2,383,621
                                                               ---------------------

        Total Current Liabilities                                          3,689,393
                                                               ---------------------

Noncurrent Liabilities
     Deferred Revenue                                                          6,069
     Capital Leases, Noncurrent Portion                                       15,831
     Notes Payable, Noncurrent Portion                                       480,596
                                                               ---------------------

        Total Noncurrent Liabilities                                         502,496
                                                               ---------------------

        Total Liabilities                                                  4,191,889
                                                               ---------------------

Stockholders' Equity
     Common Stock                                                              1,248
     Subscription Receivable                                                    (400)
     Preferred Stock                                                       1,500,201
     Additional Paid In Capital                                                    -
     Accumulated Deficit                                                    (605,474)
     Minority Interest                                                         3,405
                                                               ---------------------

        Total Stockholders' Equity                                           898,980
                                                               ---------------------

        Total Liabilities and Stockholders' Equity             $           5,090,869
                                                               =====================

                (See Notes to Consolidated Financial Statements)

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
--------------------------------------------------------------------------------


                                                                                       % of
                                                                                       Sales

Sales                                                    $5,832,377                          100.0%


Cost of Sales                                             4,654,956                           79.8
                                                         ----------                   -------------


        Gross Profit                                      1,177,421                           20.2


Operating Expenses                                        1,679,294                           28.8
                                                         ----------                   -------------


        Loss From Operations                               (501,873)                          (8.6)


Interest Expense                                            100,853                            1.7


Provision for Income Taxes                                        -                              -
                                                         ----------                   -------------


        Net Loss Before Minority Interest                  (602,727)                         (10.3)


Minority Interest in Subsidiary                              (3,405)                          (0.1)
                                                         ----------                   -------------


        Net Loss                                           (606,132)                         (10.4)%
                                                                                      ============


Accumulated Deficit - Beginning of Period                       658
                                                         ----------

Accumulated Deficit - End of Period                      $ (605,474)
                                                         ==========

                (See Notes to Consolidated Financial Statements)

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                                                          $    (606,132)
Adjustments to Reconcile Net Loss to Net
     Cash Used By Operating Activities:
        Depreciation and Amortization                                                                    97,714
        Minority Interest                                                                                 3,405
     Decrease (Increase) In:
        Accounts Receivable, Net                                                                       (823,990)
        Due from Factor, Net                                                                            (92,543)
        Inventories                                                                                    (680,401)
        Prepaid Expenses and Other Current Assets                                                      (106,078)
        Other Assets                                                                                    (21,155)
     Increase (Decrease) In:
        Accounts payable, accrued expenses and taxes payable                                          1,301,548
        Deferred Revenue                                                                                  6,069
                                                                                                 --------------

           Net Cash Used By Operating Activities                                                       (921,563)
                                                                                                 --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
        Acquisition of Property, Plant and Equipment                                                 (3,046,991)
        Acquisition Patents                                                                              (1,625)
                                                                                                 --------------

           Net Cash Used By Investing Activities                                                     (3,048,616)
                                                                                                 --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
        Issuance of Common Stock                                                                            773
        Issuance of Subscription Receivable                                                                  75
        Issuance of Preferred Stock - Series A                                                        1,500,000
        Issuance of Preferred Stock - Series B                                                              201
        Issuance and Repayment, Net, of Notes Payable, Line
           of Credit and Capital Leases                                                               2,884,929
        Issuance of Note Receivable                                                                    (308,804)
                                                                                                 --------------

           Net Cash Provided By Financing Activities                                                  4,077,174
                                                                                                 --------------

Net Increase in Cash                                                                                    106,995

Cash at Beginning of Year                                                                                     -
                                                                                                 --------------

Cash at End of Period                                                                             $     106,995
                                                                                                 ==============

                (See Notes to Consolidated Financial Statements)

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005


                                                     Preferred   Preferred   Additional     Retained                     Total
                                        Common        Stock -     Stock -     Paid-in       Earnings    Minority     Shareholders'
                                        Stock        Series A     Series B    Capital      (Deficit)    Interest         Equity
                                        -----        --------     --------    -------      ---------    --------         ------
Balance, January 1, 2005 - ACC        $       -   $         -    $     -       $  -      $  (38,165)          -        $  (38,165)

Shareholder capital contribution              -             -          -          -               -           -                 -

Issuance of ACC stock                       848             -          -          -               -           -               848

Issuance of USS stock                       200             -          -          -               -           -               200

Issuance of PSB stock                       200             -          -          -               -           -               200

   Subscription receivable - USS           (200)            -          -          -               -           -              (200)

   Subscription receivable - PSB           (200)            -          -          -               -           -              (200)

   Acquisition of ACT                         -     1,500,000        201          -          38,823           -         1,539,024

Net Income  (Loss)                            -             -          -          -        (606,132)      3,405          (602,727)
                                      ---------   -----------    -------       ----      ----------     -------        ----------

September 30, 2005                    $     848   $ 1,500,000    $   201       $  -      $ (605,474)    $ 3,405        $  898,980
                                      =========   ===========    =======       ====      ==========     =======        ==========

                (See Notes to Consolidated Financial Statements)

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND OPERATION

     Alternative Construction Company, Inc. ("ACC") of Florida was incorporated in 2004. The Company provides administrative and marketing expertise to several subsidiaries. Alternative Construction Technologies Corporation ("ACT") of Delaware, a wholly-owned subsidiary, was incorporated in 1997, designs and manufactures wall and roof panels (ACTech Panel(TM)) used in residential, commercial and other infrastructures. Universal Safe Structures, Inc. ("USS") of Florida, an 80% owned subsidiary, was incorporated in 2005, and designs and markets the Universal Safe Room(TM) to residential, commercial and other infrastructures. ProSteel Builders Corporation ("PSB") of Florida was incorporated in 2005, and is also an 80% owned subsidiary, which contracts to build residential, commercial and other infrastructures.


     On January 21, 2005, a newly formed acquisition Company, known as Alternative Construction Company, Inc. ("ACC") acquired all the stock of ACT and substantially all of the assets of Quality Metal Systems, LLC ("QMS"). In addition, ACC received an assignment of all the patents related to production by ACT, which were owned by a shareholder of ACT. The original purchase agreements entered into on December 14, 2004 between ACC (purchaser) and ACT and QMS (sellers) called for the payment of $1,000,000 and issuance of 1,500,000 shares of ACC Series A Preferred Stock. During the closing transaction and in performing its due diligence, the purchaser ("ACC") discovered that both companies would require substantial cash infusions to continue operations. The sellers agreed to offset the cash down payment with notes payable of $350,000 due February 19, 2005. On March 10, 2005, the notes were amended and restated with a due date of June 30, 2005. On July 1, 2005, the notes were amended and adjustments to the reconciliation were mutually agreed to by all parties raising the outstanding balance to $428,451. A new provision in the notes states that if the Company were to file for public registration, the seller would convert the remaining balance, less $100,000, to common stock at the value of $2.65 per share. To date, any net balances payable by the purchaser to the sellers have not been made as the purchasers continue to collect accounts receivable and liquidate payables and other obligations.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Alternative Construction Technologies Corporation ("ACT"), and its majority owned subsidiaries, Universal Safe Structures, Inc. ("USS") (80%), and ProSteel Builders Corporation ("PSB") (80%). All significant inter-company transactions have been eliminated in consolidation. Inter-company transactions include the loans from the parent to its subsidiaries.

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     REVENUE RECOGNITION


     The Company recognized revenue on our products in accordance with the Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Under these guidelines, we deferred revenue recognition on transactions if any of the following existed: persuasive evidence of an arrangement did not exist, title had not transferred, product payment was contingent, the price was not fixed or determinable, or payment was not reasonably assured. We accrued a provision for estimated returns concurrent with revenue recognition.

     The Company has adopted Emerging Issues Task Force Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (EITF 01-9), which became effective for fiscal years beginning after December 15, 2001. We concluded that EITF 01-9 is applicable to the accounting for our cooperative agreements with certain customers, as the benefits received from consideration given to those customers are not sufficiently separable from the revenue derived. Accordingly, all such cooperative expenses are recorded as reductions to revenues.


     Sales for ACT and USS are generated from customer's purchase orders. The sales are recognized upon the shipment of finished goods from the Company's plant to the customer at which time the product changes title. Allowances for cash discounts and returns are recorded in the period in which the related sale is recognized. Sales for PSB are recognized based on percentage of completion.

     Freight revenue is recognized as the cost of shipping the product to the customer plus a nominal markup.

     The Company recognizes product returns as a reduction to revenue. Other forms of customer adjustments are accounted for in the same manner.


     The Company will on occasion place product on consignment with a customer. The retail value of the product is recorded on the Balance Sheet under Other Assets until the product is either returned or purchased. As of September 30, 2005, the Company has $21,155 recorded as consignment.


     INVENTORIES

     Inventories are valued at the lower of cost or market, using the first-in, first-out method.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     ACCOUNTS RECEIVABLES

     Accounts receivables are uncollateralized customer obligations due for products sold. The accounts receivable are due under normal trade terms requiring payment within 30 days from the invoice date.


     ACT utilizes the accounts receivable factoring service provided by The Hamilton Group ("Hamilton") for a significant percent of its receivables. Hamilton provides advances of 80% of the receivable they purchase for a fee compounded daily. The factoring fee for the nine months ended September 30, 2005 was $104,831. As of September 30, 2005, Hamilton had purchased $462,715 of receivables, and they had advanced $370,172 to the Company, for a net due from factor of $92,543.


     DEPRECIATION

     Depreciation of property and equipment are provided on the straight-line method over the following estimated useful lives:


     Years
         Transportation Equipment                            5
         Building                                           20
         Machinery and Equipment                            20
         Computer Equipment                                  5
         Capital Improvements                               20


     When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals or betterments are capitalized.


     LONG-LIVED ASSETS

     Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the used of these assets. When any such impairment exists, the related assets will be written down to fair value. No such impairment existed through September 30, 2005.

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     CONCENTRATION OF RISK

     Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of temporary cash investments and accounts receivable.

     The Company places its temporary cash investments with financial institutions insured by the FDIC.

     Concentrations of credit risk with respect to trade receivables are limited due to the diverse group of customers to whom the Companies sell. The Company has not established an allowance for doubtful accounts as none is considered necessary, based upon factors such as the credit risk of specific customers, historical trends, other information and past bad debt history which has been immaterial and within the Company's expectations. Although, the Company has been dependent on a limited member of suppliers related to its manufacturing, it does not believe that there would be an adverse effect if the current suppliers would limit deliveries. There are other suppliers to provide adequate supplies for manufacture.


     AMORTIZATION OF INTANGIBLE ASSETS


     In July 2001, the FASB issued Statements of Financial Accounting Standards No. 142, ("Goodwill and other Intangible Assets"). Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently, if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company intends to adopt this standard and, accordingly, those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives will not be amortized. Additionally, in accordance with SFAS No. 142, intangible assets will be evaluated periodically for impairment.

     AMORTIZATION OF INTANGIBLE ASSETS

     In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or disposal of Long-Lived assets". The statement supersedes SFAS No. 121 and Accounting Principles Board Opinion No. 30 "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Statement retains the fundamental provisions of SFAS No. 121 for the recognition and measurement of impairment.

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     INCOME TAXES


     The Company computes deferred income taxes in accordance with Financial Accounting Standards Board Statement No. 109 (SFAS No. 109) "Accounting for Income Taxes." The provision includes taxes currently payable plus the deferred tax effect of temporary timing differences in financial statement and income tax reporting. The principal differences in timing between the income statement and taxable income involve depreciation expenses recorded under the straight-line method in the income statements and by accelerated methods for tax purposes, the timing of the franchise tax deduction and the expensing of bad debt. The differences between income tax expenses and taxes currently payable are reflected in deferred tax accounts in the consolidated balance sheet. For the nine months ended September 30, 2005, the deferred tax is minimal.


     SHIPPING AND HANDLING COSTS


     The Company has included freight out as a component of selling and delivery expenses, which amounted to $264,874 for the nine months ended September 30, 2005.


     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate fair value because of the current nature of these instruments. The carrying amounts of debt instruments approximate fair value based upon the terms of the instruments. The fair value of the loans due to and from affiliates and shareholders are difficult to estimate due to their related party nature.


     RECENT ACCOUNTING PRONOUNCEMENTS

     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS 123R), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value and to recognize cost over the vesting period. In April 2005, the SEC announced that companies may implement SFAS 123R at the beginning of their next fiscal year starting after June 15, 2005 (or December 15, 2005 for small business issuers). This new rule moves the Company's implementation date for SFAS 123R to the first quarter of 2006.

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------

     In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154), which is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, or for the Company's fiscal 2006. The Company is evaluating the effect that the adoption of SFAS No. 154 will have on its results of operations and financial position, but does not believe it will have a material impact.

     In April 2005, the SEC announced that companies may implement SFAS 123R at the beginning of their next fiscal year. In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB 107). SAB 107 provides the SEC staff's position regarding the application of SFAS 123R, which contains interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, and also provides the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, but it does not believe SAB 107 will have a material impact on its financial position, results of operations or cash flows.


     In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which clarifies the term "conditional asset retirement obligations" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations." FASB Statement No. 143 refers to an entity's legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. If an entity can reasonably estimate a liability for the fair value of a conditional asset retirement obligation, the entity is required to recognize the fair value of the liability when incurred. A company normally incurs this liability upon acquisition, construction, or development of the asset at issue. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is currently reviewing FIN 47, and at the current time it does not believe that FIN 47 will have a material impact on its financial position, results of operations or cash flows.


NOTE 2 - NOTES RECEIVABLE

     The Company has two notes receivable as of September 30, 2005. An employee, Charles Young, has a short-term note with the Company that is paid via payroll deductions. The balance at September 30, 2005 was $5,804. In November 2005, the remaining balance is paid in full.


     The second note is with Peter Baker in the amount of $303,000. This amount was advanced to Mr. Baker as a loan commitment fee that was for a line of credit of $3,000,000 that never was finalized. The note is payable in full as of January 31, 2006 with interest at Prime, plus 3%.

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005



NOTE 2 - PREPAID EXPENSES


     The Company has prepaid expenses of $66,575 as of September 30, 2005. The amount represents insurance payments and other amounts for various future expenses.


NOTE 3 - INVENTORY

     Inventory consists of the following:
         Raw materials                            $ 232,301
         Finished goods                             436,009
         Safe Room Kits                              12,091
                                                  ---------
                                                  $ 680,401
                                                  =========


NOTE 4 - PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows:

              Capitalized Lease Equipment:
              Computer Equipment                                   $   22,383
                                                                   -----------
                  Total Capitalized Lease Equipment                    22,383

              Land, building and improvement                        1,000,553
              Machinery and equipment                               1,987,437
              Furniture and fixtures                                   36,619
                                                                   ----------
                                                                    3,046,992
              Less Accumulated Depreciation                           (97,714)
                                                                   ----------
              Property, Plant, and Equipment, Net                  $2,949,278
                                                                   ==========

     Depreciation expense was $97,714 for the nine months ended September 30, 2005.

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------


NOTE 5 - NOTES PAYABLE

     Notes payable consist of the following:

     Dell Financial Services, collateralized by computer,
     payable in monthly installments of $104 including
     principal and interest at the variable rate of
     14.99% per annum. Due on March 2009.                             $ 3,285

     JMB Associates, principal, accrued and unpaid
     interest at 18.00% per annum. Due on September 2005.
     The amount is personally guaranteed by the CEO of
     the Company.                                                   1,392,243

     Paul Janssens, principal and interest at 12.00% per
     annum. Due on August 2005.                                       429,589

     South Residential Enterprises, principal and
     interest at 10.00% per annum. The note may be
     converted into equity if the Company is actively
     trading as on OTC stock.                                         103,165

     M & T, principal and interest at 9.00% per annum.
     Payable in monthly installments of $6,005. Due on
     April 2020. The amount is personally guaranteed by
     the CEO of the Company.                                          422,553

     Merchants & Planters Bank, line of credit, accrued
     interest at 7.50% per annum.                                       9,844

     Merchants & Planters Bank, collateralized by the
     building located in Tennessee payable in monthly
     installments of $1,600 including principal and
     interest at 7.49% per annum. Due on September 2006.
                                                                       74,251

     Cecil H. Harmon, principal and interest at 10% per
     annum. Due on August 1, 2006.                                     10,600

     Avante Holding Group, revolving credit, principal
     and interest at Prime plus 4% per annum. Due on
     October 2006.                                                    418,687
                                                                    ---------

                                                                    2,864,217
         Less Current Portion                                       2,383,621
                                                                    ---------
         Notes Payable, Long Term                                   $ 480,596
                                                                    =========

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------


NOTE 6 - CAPITAL LEASE OBLIGATIONS

     Dell Financial Services, secured by computer
     equipment, payable at 13.9% at 10% per annum. Due
     March 2009. Monthly payments are $29 including
     principal and interest.                                       $      980

     Dell Financial Services, secured by computer
     equipment, payable at 18% at 10% per annum. Due
     March 2009. Monthly payments are $626 including
     principal and interest.                                           19,073
                                                                   ----------
                                                                       20,053
         Less Current Portion                                          (4,223)
                                                                   ----------

         Non-Current Obligation Under Capital Lease                $   15,830
                                                                   ==========


     Future minimum capital lease obligations at September 30, 2005 are as follows:

     September 30,
     2006                                                          $    4,223
     2007                                                               5,563
     2008                                                               6,639
     2009                                                               3,629
     Thereafter                                                             0
                                                                   ----------

         Total Capital Lease Obligations                           $   20,054
                                                                   ==========




NOTE 7 - COMMITMENTS

     The Company leases a forklift. The lease expires in August 2007. Monthly lease payments are $546.00.


Future minimum obligations for the above lease is as follows:

     September 30,
     2006                                                          $    6,552
     2007                                                               4,368
     2008                                                                   0
     2009                                                                   0
     Thereafter                                                             0
                                                                   ----------

         Total Minimum Lease Obligations                           $   10,920
                                                                   ==========

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------

NOTE 8 - MAJOR CUSTOMERS

     During the nine months ended September 30, 2005, sales to the Company's two major customers accounted for approximately 89% of revenues and 72% of accounts receivable.




NOTE 9 - RELATED PARTIES

     Michael W. Hawkins, the CEO for the Company, is also CEO and principal shareholder for Avante Holding Group, Inc. ("Avante"), GAMI, LLC ("GAMI"), Hawkstone, Inc. (Hawkstone") and Ventures Unlimited, LLC ("VUL"). GAMI, Hawkstone and VUL each hold various amounts of shares of the Company. Mr. Hawkins, through the issuance of stock to various companies controlled by himself, owned approximately 51.3% of the Common Stock issued for ACC and 100% of the Series B Preferred Stock. After the Reverse Split effective July 20, 2005, the issuance of Common Stock on August 1, 2005, and the subsequent issuance of Common Stock on August 15, 2005, Mr. Hawkins' companies owned approximately 37.35% of the outstanding Common Stock of the Company and 100% of the Series B Preferred Stock.

     ACC has contracted with Avante for certain investment banking and consulting services to be provided pursuant to four agreements between ACC and Avante.


     ACC and Avante entered into a Consulting Agreement on October 24, 2004 to provide corporate guidance and financial and accounting services. As compensation, Avante receives $8,000 per month and bonus compensation. Under this agreement Avante has the unilateral authority to hire additional personnel required to perform investor relations, financial administration, and executive oversight and request reimbursement from ACC on a reimbursable expense basis. The term of this agreement is for three years with one additional automatic three-year extension.


     ACC and Avante entered into an Exclusive Investment Banking Services Agreement on October 24, 2004 to provide merger and acquisition consulting services. The term of the agreement is for three years. Compensation is based upon a double Lehman Formula.

     ACC and Avante entered into a Finder Agreement on October 24, 2004 for a period of three years. The Agreement may be extended for consecutive terms upon mutual consent of both parties. ACC pays Avante a standard 10% in cash and 10% in warrants finder's fee with a 2% expense account.


     ACC and Avante entered into a Sales Commission Agreement on January 20, 2005 for a period of five years with two automatic 5-year extensions. Under this agreement Avante earns $0.10 per square foot of panels sold to its registered customers as approved by ACC.

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

--------------------------------------------------------------------------------

NOTE 9 - RELATED PARTIES (continued)



     On August 1, 2005, ACC and Avante entered into a Compliance Consulting Agreement for a period of five years with two automatic five year extensions. Under this agreement, Avante is paid $270,000 per year, payable in equal monthly installments.


     PSB has a management contract with Alternative Construction Partners, LLC, which is owned equally between GAMI and Alternative Construction Options, LLC ("ACO").


     The CEO of the Company has personally guaranteed several obligations. In addition to the various notes identified above, he has also personally guaranteed two of the Company payable balances with Dow Chemical and Phoenix Metals.



NOTE 10 - INCOME TAXES

     Prior to 2005, ACT was an "S" Corporation and all tax benefits were recognized by the prior owner. For the first five months of 2005, the Company operated at a tax loss. At the appropriate time, the Company will accrue the required tax obligations. At September 30, 2005, the Company accrues no tax liability.



NOTE 11 - COMMON STOCK AND ADDITIONAL PAID - IN CAPITAL


     Effective July 30, 2005, the Company authorized a Reverse Split at the ratio of 100 shares for one share of Common Stock. Subsequent to the Reverse Split, the Board of Directors of the Company authorized and approved 5,099,451 additional shares of stock to be issued to select management, officers, investors, corporations and entities.

     The Series A Preferred Stock was issued to Paul Janssens in conjunction with the purchase by the Company of ACC and select assets of Quality Metals Systems, LLC. This stock has the conversion rights of one for one share of common stock.


     The Series B Preferred Stock was issued to GAMI, LLC or Avante Holding Group, Inc in conjunction with the use of personal guarantees by Michael W. Hawkins, CEO of the Company and principal shareholder in GAMI, LLC and corporate guarantees by Avante Holding Group, Inc. The conversion rights are one for two shares of common stock.

                            [BACK PAGE OF PROSPECTUS]

                                   PROSPECTUS


                        3,969,301 SHARES OF COMMON STOCK
                      to be offered by Selling Shareholders


                     ALTERNTATIVE CONSTRUCTION COMPANY, INC.


                               January ____, 2006

              PART II - INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Registrant's Articles of Incorporation provide that the Registrant shall indemnify each of its executive officers and directors against liabilities imposed upon them (including reasonable amounts paid in settlement) and expenses incurred by them in connection with any claim made against them or any action, suit or proceeding to which they may be a party by reason of their being or having been a director or officer of the Registrant.

    The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to directors, officers or controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


ITEM 25(a). OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



              Registration fees                   $    106.18

              Legal fees and expenses             $    50,000*
              Printing and engraving expenses     $    10,000*
              Accounting fees and expenses        $    12,000*
              Miscellaneous                       $     5,000*
                                                  ------------
              Total                               $ 67,106.18

 *All of the above, except the SEC Registration Fee, are estimated and remain subject to further contingencies.

ITEM 25(b). DIRECTOR AND OFFICER LIABILITY INSURANCE

    The Company maintains and pays the premium for director and officer liability insurance with National Union with a limit of $1,000,000 effective March 11, 2005 through March 11, 2006. The premium is approximately $2,900 per annum.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM 27. EXHIBITS



   3.1    Articles of Incorporation, dtd 10/26/2005*
   3.2    Bylaws*
   3.3    Articles of Amendment of Articles of Incorporation, dated 1/14/05*
   3.4    Articles of Amendment of Articles of Incorporation, dated 6/2/05*
   3.5    Articles of Amendment of Articles of Incorporation, dated 8/9/05*
   3.6 Acquisition Agreement between Alternative Construction Company and Alternative Construction Technology, dated 12/15/04*
   5.1    Opinion Regarding Legality**
   10.1 Acquisition Agreement between Alternative Construction Company and Quality Metal Systems, dated 12/15/04*
   10.2 Patent Assignment, Patent Number 5827458, Continuous Method of Making Structural Foam Panels*
   10.3   Patent Assignment, Patent Number 6438906, Safe Room*
   10.4   Patent Assignment,  Patent Number 5373678, Structural Panel System*
   10.5   Alternative Construction Company, Inc. Year 2004 Stock Option Plan*
   10.6   Option Grant for GAMI, LLC, dated 10/26/04*
   10.7   Employment Agreement - Charles Young*
   10.8   Employment Agreement - Joseph Deming*
   10.9 Consulting Agreement between Alternative Construction Company and Avante Holding Group*
   10.10 M&A Agreement between Alternative Construction Company and Avante Holding Group*
   10.11 Sales Agreement between Alternative Construction Company and Avante Holding Group*
   10.12 Compliance Consulting Agreement between Alternative Construction Company and Avante Holding Group*
   10.13  Sales of Accounts Factoring and Security Agreement*
   10.14 Debenture, Convertible Promissory Note with JMB Associates, dated 2/22/05*
   10.15 Debenture, Convertible Promissory Note with JMB Associates, dated 6/30/05*
   10.16 Revolving Credit Agreement between Alternative Construction Company and Avante Holding Group*
   10.17 Debenture, Amended and Restated Convertible Promissory Note with Willis Kilpatrick, dated 1/21/05*
   10.18 Debenture, Amended and Restated Convertible Promissory Note with Paul Janssens, dated 6/30/05*
   10.19 Management Agreement between ProSteel Builders, Corp. and Alternative Construction Partners, dated 8/15/05*
   10.20  Form of Warrants*
   23.1   Consent of Liebman Goldberg & Drogin LLP**
   23.2   Consent of Law Offices of Thomas G. Amon*
   23.4   Power of Attorney*

     *Previously Filed.
     ** Filed herewith.


ITEM 28. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Sections 10(a)(3)of the Securities Act of 1933 (the "Act");

(ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii) Include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Melbourne, State of Florida, on January 11, 2006.



Alternative Construction Company, Inc

By:  /s/ Michael W. Hawkins
     Michael W. Hawkins
     Chief Executive Officer and Chairman


                                POWER OF ATTORNEY

    We, the undersigned officers and directors of Alternative Construction Company, Inc., hereby severally constitute and appoint Michael W. Hawkins and Steves Rodriguez and each of them (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:





SIGNATURE                                                           TITLE                    DATE
/s/  Michael W. Hawkins         Chief Executive Officer and Chairman               January 11, 2006
-----------------------
Michael W. Hawkins
/s/  Steves Rodriguez           Chief Financial Officer, Treasurer                 January 11, 2006
---------------------
Steves Rodriguez
/s/  Willis Kilpatrick          Director                                           January 11, 2006
----------------------
Willis Kilpatrick
/s/  Thomas Amon                Secretary, Director                                January 11, 2006
----------------
Thomas Amon

                                   EXHIBIT 5.1




December 15, 2005


Alternative Construction Company, Inc.
1900 South Harbor City Blvd
Suite 315
Melbourne, FL 32901

Re: Registration Statement on Form SB-2

Gentlemen:


We have acted as counsel to Alternative Construction Company, Inc., a Florida corporation (the "Company") in connection with the preparation of a registration statement of Form SB-2 (the "Registration Statement") to be field by the Company with the Securities and Exchange Commission on or about August 31, 2004 relating to the registration under the Securities Act of 1933, as amended (the (`1933 Act"), of 3,969,301 shares (the "Shares") of the Company's common stock, $0.0001 par value (the "Common Stock"), including 886,301 shares of our common stock issuable upon conversion of outstanding secured convertible debentures shares ("Debenture Shares") of our common stock that may be issued on account of any interest or anti-dilution adjustments relating to the debentures , 3,000,000 shares of our common stock issuable upon exercise of outstanding common stock purchase warrants ("the Warrant Shares") and 83,000 shares of our common stock held by certain of our shareholders ("the Common Stock").


This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-B under the 1933 Act.

In connection with the rendering of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement; (ii) the Articles of Incorporation and the Bylaws of the Company, as amended, each as currently in effect; (iii) certain resolutions adopted by the Board of Directors of the Company relating to the issuance of the Shares and Warrants, the preparation and filing of the Registration Statement and certain related matters; (iv) certain agreements, certificates of public officials, certificates of other officers or representatives of the Company or others; and (v) such other documents, certificates and records as we deemed necessary or appropriate as a basis for the opinion expressed herein.

In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.

We are attorneys licensed to practice in the State of New York and the opinions expressed herein are limited to the laws of the State of New York and the federal securities law of the United States. We are not admitted to practice law in the State of Florida. However, we are familiar with the provisions of the Florida Business Corporation Act, and, as it pertains to the opinions expressed, the provisions thereof parallel those applicable provisions of New York law.

------------------------------------------------------------------------

Based upon and subject to the limitations, qualifications, exceptions and assumptions set forth herein, it is our opinion that:

         1. The Common Shares have been duly authorized and are validly issued, fully paid and nonassessable.

         2. The Warrant Shares have been duly authorized and, when issued against payment of the requisite exercise price under the respective Warrants, will be validly issued, fully paid and nonassessable.

         3. The Debenture Shares have been duly authorized and, when issued upon conversion of the debentures will be validly issued, fully paid and nonasessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to our name under the caption "Legal Matters" in the prospectus filed as part of the Registration Statement.

This opinion is furnished to you in connection with the filing of the Registration Statement and, except as provided in the immediately preceding paragraph, is not to be used, circulated, quoted for any other purpose or otherwise referred to or relied upon by any other person without the express written permission of this firm

Very truly yours,

/s/ Law Offices of Thomas G. Amon

                                  EXHIBIT 23.1

                CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement of Alternative Construction Company, Inc., filed with the Securities and Exchange Commission on Form SB-2, for the registration of 3,969,301 shares of its common stock, and to the inclusion in said Registration Statement of our report dated March 29, 2004, with respect to the consolidated financial statements of Alternative Construction Company, Inc. and Subsidiaries.




                        /s/ LIEBMAN GOLDBERG & DROGIN LLP

                        CERTIFIED PUBLIC ACCOUNTANTS

                        Garden City, New York


                        January 11, 2006